82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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02031227

REGISTRANT'S NAME RWE AG

*CURRENT ADDRESS

PROCESSED
APR 25 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4018 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 4/15/02

RWE
One Group.
Multi Utilities.

Financial Statements of RWE AG

for the Fiscal Year 2001

File No. 82-4018

AR/S
12-31-01

02 APR -8 AM 8:5



Business developments in 2001

In the 2001 fiscal year, we put in place the requisite preconditions for intensified international growth. Particular milestones included finalization of the Thames Water acquisition, the take-over bid for American Water Works, and coming out top in the bidding procedure for privatizing the Czech gas industry.

Remarks on the manner of reporting
In this annual report, RWE AG is for the first time reporting on a fiscal year that corresponds to the calendar year. We implemented the changeover to the calendar year in the Group by inserting a truncated fiscal year from July 1 to December 31, 2001. The changeover was made in order to optimize the international comparability of RWE's figures, among other things.

RWE AG does not operate any business of its own, but exercises the function of a management holding company. RWE AG's situation is essentially determined by the Group's activities. For a detailed explanation of the Group's net worth, financial position and operating results, please consult its report for the truncated fiscal year ending December 31, 2001, and the preceding year's report covering the period from July 1, 2000 to June 30, 2001. In contrast to the individual financial statements drawn up in accordance with the German Commercial Code (HGB), the consolidated financial statements have each been prepared in conformity with International Accounting Standards (IAS).

RWE's stock performed significantly better than the DAX in 2001
The price of RWE's common stock, though it fell by 9.8% to €42.20 in 2001, nonetheless performed substantially better than the German DAX stock index (-19.8%). The price of preference shares dropped 7.2% in 2001. In mid-July, the price of the Company's common shares reached its high for the year at just under €50, a trend fostered by the weak performance of technology and telecommunication stocks.

In the second half of the year, the share price was largely affected by the slowdown in the economy. The common shares nonetheless managed a modest recovery towards the end of the year.

AGM approves new share buyback program
RWE's annual general meeting on June 7, 2001 approved another share buyback program covering 10% of the capital, and including both common and preference shares. We will thus have the ability to further reduce the already-low number of 39 million preference shares in the future. The program also enables us to acquire the 7.6 million of our own common shares held by RWE Power since the merger with VEW, and to retire them in 2002.

RWE set to become Number 1 in the USA's water market: take-over bid for American Water Works
On September 17, 2001, we announced a take-over bid for the American water utility, American Water Works Company Inc., Voorhees, New Jersey. The purchase price is US$4.6 billion. Including liabilities, the company is worth US$7.6 billion. American Water Works is by far the largest water utility listed on a U.S. stock exchange. In the 2001 fiscal year, the company generated sales of US$ 1.4 billion and a net profit of US$161 million. Including the US water companies Citizens and Azurix North America acquired at the end of 2001, American Water Works supplies 15 million people. The company currently employs 6,600 persons, with a presence in 29 American states and three Canadian provinces.

At an extraordinary general meeting on January 17, 2002, the shareholders of American Water Works approved the company's acquisition by RWE by majority vote. The transaction still requires the consent of the antitrust and regulatory agencies, and is scheduled for finalization in mid-2003. When the take-over has been finalized, American Water Works will help increase earnings per share (before goodwill) in the very first full year of consolidation.

RWE wins bidding procedure for privatizing the Czech gas industry
On December 17, 2001, we came out top in the bidding procedure for privatizing the Czech gas industry. This acquisition makes RWE Europe's second-largest pipeline operator and its fourth-biggest gas company in terms of the number of customers. The transaction covers 97% of the stock in the national gas utility, Transgas, and between

46% and 58% of the Czech Republic's eight regional gas utilities. The purchase price is €4.1 billion. Together, the companies involved generated external sales of around €2 billion in 2001 and EBITDA in the order of magnitude of €300 million. Transgas' most important source of earnings is the profitable transit business with Russian gas: around 20% of Western Europe's entire demand passes through the Transgas pipeline. The regional utilities supply 2.6 million customers in the Czech Republic, which with annual growth of 4%, ranks among the most dynamic natural gas markets in Europe. The acquisition also opens up potential synergies for RWE's gas business totaling €100 million a year—a volume that should be attained in stages by the year 2007.

On January 29, 2002, the agreement was signed with the Czech government. The transaction still requires approval by the Czech antitrust authorities. We expect the business to have been consolidated by the second quarter of 2002. This acquisition will increase our earnings per share (before amortization of goodwill) during the current year.

First step taken toward selling our financial investment in Heidelberger Druckmaschinen

In May 2001, we took a first step toward selling our holding in the printing press manufacturer Heidelberger Druckmaschinen AG. In all, we have borrowed 6.15% of Heidelberg's equity from the asset manager Almüco Vermögensverwaltung and placed it with institutional investors under a book-building procedure. The resultant increase of the percentage of Heidelberg shares held in free float (to 26%) has enhanced the stock's attractiveness to institutional investors. It will be at least the second quarter of the 2002 calendar year before we return securities from our own portfolio for the shares we had borrowed. We are thus reducing RWE's holdings in Heidelberger Druckmaschinen to just over 50%. This capital market initiative constitutes another step forward in focusing on our core business.

TESSAG is now "RWE Solutions": a clear orientation toward our core electrical power business

Since September 1, 2001, TESSAG has been performing the function of a multi-utility service provider. Under its new name, RWE Solutions AG, it offers a range of energy-related services and systems for industrial customers, which has been expanded to include electrical power, while continuing to provide services for the energy sector. Strategic and operative coordination of all multi-utility operations will now be vested in the holding company's executive board.

As part of the reorganization, the "Key Trade-Related Account" and "Multi-Utility Customer" subdivisions have been spun off from RWE Plus AG to RWE Trading GmbH and TESSAG (now: RWE Solutions AG). With the spin-off, the pro rata provisions for contingent losses have also been transferred and increased to allow for the charges entailed by new statutory regulations to promote cogeneration and the use of renewable energies.

RWE acquires more shares in Harpen

On December 7, 2001 we purchased the 23.47% share held by RAG in Harpen. RWE AG thus currently owns 94% of Harpen. In a reciprocal gesture, we sold our 14.8% share in STEAG to RAG in early 2002. Harpen is one of Germany's leading companies in the district heating business and in the field of decentralized, and particularly regenerative, electrical power generation. To further expand RWE's commitment to renewable energies, we will concentrate significant Group activities in this area with Harpen.

Acquisition of Thames Water finalized

In March 2001, we purchased the last outstanding shares in Thames Water and now own 100% of the capital. The acquisition has thus been successfully completed. The intermediate holding company GBV Gesellschaft für Beteiligungsverwaltung mbH, set up last year, has been renamed "Thames Water Aqua Holdings GmbH." To finance the acquisition of all shares, the company took out a long-term loan of €6.9 billion with RWE AG. The share purchases made in pounds sterling have been hedged using currency swaps.

Notes on the Company's net worth, financial position and results of operations

The net worth of RWE AG

By reason of the holding function, RWE AG's net worth is essentially determined by management of investments and activities for the Group's companies. It is in the holding company that the shares in the management companies are held. RWE AG performs the financing function for these management companies. This is reflected in corresponding receivables and payables with subsidiaries.

Explanations on the shares held in subsidiaries
The following overview shows RWE AG's major holdings in subsidiaries as per December 31, 2001:

Company	Holding
Core business:	
RWE Gas AG, Dortmund	80%
RWE Net AG, Dortmund	100%
RWE Plus AG, Essen	100%
RWE Power AG, Essen	100%
RWE Rheinbraun AG, Cologne	100%
RWE Solutions AG, Frankfurt a. M.	100%
RWE Systems AG, Essen	100%
RWE Trading GmbH, Essen	100%
RWE Umwelt AG, Essen	100%
Thames Water Aqua Holdings GmbH, Essen	100%
Harpen AG, Dortmund	94%
RWE-DEA Aktiengesellschaft für Mineraloel und Chemie, Hamburg	99%
Non-core business:	
Heidelberger Druckmaschinen AG, Heidelberg	56%
HOCHTIEF Aktiengesellschaft, formerly Gebr. Helfmann, Essen	62%*)

*) of which 46% direct

Explanations on the provisions for pensions
The provisions for pension obligations, amounting to €5,375 million, also include entitlements of active and former staff at RWE Power AG, RWE Net AG, RWE Plus AG, RWE Systems AG, RWE Systems Grundstücke GmbH, RWE Gas AG, RWE Trading GmbH and RWE Rheinbraun AG. The expenditures incurred for retirement pensions are refunded to RWE AG by the companies involved.

The financial position of RWE AG

RWE goes to the capital market with €4.2 billion in corporate bonds

We financed a substantial proportion of the Thames Water acquisition by issuing corporate bonds. Moreover, this meant RWE was positioned as an attractive bond issuer on the capital market at an early stage. Between April and December 31, 2001, we successfully placed a total of €4.2 billion under a €5 billion debt issuance program. The bonds have essentially been issued by our Dutch subsidiary RWE Finance B.V., and guaranteed by RWE AG. We are thus the first European utility to have floated an issue of this kind and of this size. €650 million of the bond program is accounted for by a fifteen-year euro bond, with which we have opened up a new segment in the euro capital market for corporate bonds. Also, we have floated an additional short-term volume of €2 billion with a commercial paper program. €842 million of this had been subscribed by December 31, 2001. Even after the placement, RWE's long-term creditworthiness remains exceptionally high. Moody's rates us as Aa3, for example, Standard & Poor's as AA-, with a "negative outlook."

Solidarity agreement between the energy utilities

In July/August 2001, we signed a solidarity agreement with the energy utility companies EnBW, E.ON and HEW. It obligates the contracting parties to provide the owners of nuclear power facilities with the financial resources they would require in order to meet their compensation obligations from any cases of loss or damage covered by Germany's nuclear power legislation. The duty to ensure cover is costing the four energy utilities a total of around €2.2 billion. This amount is allocated pro rata to the companies concerned, in accordance with the quantity of power plants they operate, and for RWE comes to about €0.6 billion. The solidarity agreement is expected to come into force when the German Nuclear Power Act (AtG) and the German Ordinance on Providing Cover under the Nuclear Power Act (AtDeckV) become law early in 2002.

The earnings of RWE AG

RWE AG's net income in the 2001 fiscal year totaled €812 million. The earnings situation in the past fiscal year was characterized by the changeover to the calendar year by the major companies in the Group, entailing a truncated fiscal year from July 1 to December 31, 2001. Consequently, the earnings from these companies flowed to us for a period of 18 months. This period includes the previous fiscal year of these companies ending June 30, 2001, and the subsequent truncated fiscal year ending December 31, 2001. In addition, the figures for the first time contain the distribution from Thames Water Plc. for its 2000/2001 fiscal year under the profit transfer agreement with Thames Water Aqua Holdings GmbH. Losses transferred relate primarily to the increased provisions for contingent losses, including those associated with the charges arising from the new statutory regulations for promoting cogeneration and the use of renewable energies, at both RWE Solutions and RWE Trading.

Proposed dividend: payment of €1 per share
The executive and supervisory boards will propose to the AGM on June 6, 2002 that a dividend of €1 be paid for each common and preference share with dividend rights. When it is remembered that the preceding year's dividend of €1 was paid out for a truncated fiscal year, the total distribution for the past 18 months is significantly higher than in previous years. €562 million from RWE AG's net income for the year has been earmarked for dividend payments; €250 million will be transferred to retained earnings.

The dividend for the 2001 fiscal year must for the first time be paid out on the basis of Germany's new tax legislation. Shareholders no longer have an option for offsets or refunds of the corporation tax paid by RWE AG (formerly 3/7 of the dividend) against their personal income tax. Private shareholders domiciled in Germany, however, are required to pay tax on their dividends only under the 50% dividends received procedure. For corporations registered in Germany, the dividend is basically tax-free.

Research and development

As the Group's management company, RWE AG does not itself carry out any research and development work. For a report on the research and development operations ongoing in the RWE Group as a whole, please consult the Group's management reports for June 30 and December 31, 2001.

Systematic risk management—a vital basis for our decision-making processes

To achieve lasting success despite the tension between profit opportunities and loss risks, risks have to be systematically incorporated into our decision-making processes, in conformity with harmonized standards throughout the Group. For this purpose, we possess a comprehensive risk management system, complying with the executive board's extended reporting obligations to the supervisory board under the German Law on Controlling and Transparency in Companies (KonTraG). Above and beyond compliance with the statutory requirements, it also promotes further enhancement of a value-oriented risk culture in the RWE Group.

Continuous early detection, standardized recording, evaluation, control and monitoring of our risks are handled by the operative units and by the holding company itself. The risks are evaluated in terms of their damage potential and probability of occurrence, and listed at business area, divisional and Group levels. A risk's damage potential is here defined against the reference variables of operating result and equity capital of the business unit concerned or of the Group as a whole. We thus ensure systematic and harmonized analyses of our ongoing risk situation, as a basis for deriving specific risk control initiatives for the business units concerned. Within the framework of our standardized budgeting and controlling process, the RWE Group's management and supervisory bodies are kept regularly informed on the ongoing risk situation.

The efficiency and efficacy of our risk management system are monitored by our internal controlling system and audit teams and audited when the annual financial statements are done.

We distinguish between the following categories of risk:

- **Market risks:** the companies of the RWE Group have to meet and master the pricing and sales risks inherent in a market environment characterized by deregulation and fierce competition. We meet these market risks with differentiated pricing strategies and a proactive sales policy. This includes offering different supply capabilities from a single source, under our multi-utility strategy.

  In energy trading, our primary goal is to limit earnings risks due to price fluctuations on energy markets. Trading transactions offer an opportunity to hedge future prices for energy sources if required, thus creating a stable foundation for costing. In addition, trading transactions are concluded in order to selectively exploit price changes to a limited degree. This entails loss risks in the event of unexpected, extreme fluctuations in the market price. Moreover, our trading transactions may result in credit risks if trading partners do not meet their contractual obligations.

  The RWE Group's integrated trading and risk management system is meticulously based on the best practice rules for trading businesses. Specific key risk variables for market and credit risks are determined on a daily basis. Appropriate restrictions are laid down by RWE AG's Risk Committee, and monitored continuously.

- **Operating risks:** all along our value chain, we operate technologically complex, interconnected production facilities through our management companies. We guard against possible malfunctions and lost production output, which might impair our profits, by systematic procedures for maintenance and quality assurance and continual improvement of our production processes, together with deployment of highly qualified staff. In appropriate cases, possible deleterious effects are kept within limits by insurance policies.

- **Financial risks:** within the framework of our operative business, we are exposed to interest-rate, exchange-rate and price-alteration risks. We guard against these risks, for example, by means of original and derivative financial transactions.

- **Situational risks:** profit risks are also entailed by continual changes in the RWE Group's political, legal and social environment. We currently see major situational risks in connection with ecology tax reform and new legislation designed to promote renewable energies and cogeneration. We safeguard against these risks by conducting an intensive dialogue and contributing our specialist expertise, as we did in the general debate on introducing a price regulation system for power network utilization or on the establishment of a regulatory agency for electricity and gas. In view of the high proportion of hard-coal and lignite-fired power plants in our electricity generating portfolio, we face another significant situational risk in the shape of plans for taxing emissions. We safeguard against this risk by taking measures to reduce emissions, which include modernizing our power plants, and optimizing the mix of energy sources.

Events of particular importance and projected developments after the end of the fiscal year

RWE deconsolidates its non-core construction business

With effect from January 1, 2002, RWE will no longer be fully including its investment in HOCHTIEF AG in the consolidated financial statements. Under our multi-utility strategy, Construction no longer ranks as a core business. As we focus on our core operations of Energy and Environmental Services, we are thus taking the first step towards the announced medium-term disengagement from Germany's biggest construction corporation. Prior to deconsolidation, RWE AG held 62.38% of HOCHTIEF's stock, 45.71% of it directly. 16.67% was owned indirectly through the holding company Francommerz, in which RWE owned 60% of the stock. Other indirect shareholders are Allianz, Commerzbank and Münchener Rück. RWE AG has now reduced its direct holding to under 40%, and also parted with its majority holding in Francommerz. Thus as from 2002 the preconditions for full consolidation no longer apply. The transaction has been performed without any financial change in RWE's overall holding, by regrouping the proportions held by existing shareholders.

Green light for the Shell & DEA Oil joint venture

On December 20, 2001, we received the green light from the German Antitrust Agency and the European Commission for setting up the joint venture Shell & DEA Oil GmbH, Hamburg. The approval also covers subsequent acquisition of RWE's shares by Shell. The oil downstream business, in contrast to the upstream operations, does not form part of our core business. The foundation of the joint venture is thus an important initiative within the framework of our focusing strategy. On January 2, 2002, Shell & DEA Oil amalgamated the two companies' refineries, logistics, plus the sales and marketing operations. The company is the new Number 2 in Germany's downstream market. RWE will include its 50% holding in the joint venture pro rata in the consolidated financial statements.

The stipulations made by the antitrust authorities essentially provide for market shares in filling station business to be reduced from 25% to 20%, together with specific delivery and access agreements with competitors for certain pipelines and warehouses.

American Water Works' shareholders approve take-over by RWE

At an extraordinary general meeting on January 17, 2002, the shareholders of American Water Works approved the company's acquisition by RWE in a majority vote. The transaction still requires the consent of the antitrust and regulatory agencies, and is scheduled for finalization in mid-2003.

Contract signed for the Transgas take-over

After coming out top in the bidding procedure for privatizing the Czech gas industry on December 17, 2001, RWE signed the contract with the Czech government in Prague on January 29, 2002. The transaction still requires approval by the Czech antitrust agencies.

Finalization of the STEAG-Harpen transaction

At the beginning of 2002, we sold our 14.8% interest in STEAG to RAG. This was preceded in December 2001 by our acquisition of RAG's 23.47% interest in Harpen. After this transaction, we have a purely customer-supplier relationship with STEAG.

Outlook for January 1 to December 31, 2002

Modest economic recovery anticipated
For the ongoing 2002 fiscal year, we are expecting a slow improvement in the business cycle. The significantly weakened American economy will, predict numerous research institutes, start to pick up again. In the eurozone, too, and particularly in Germany (currently trailing the rest of the EU in terms of economic performance), the upturn-boosting factors will gradually start to take effect.

Regarding the Group's earnings prospects, which are also crucial to RWE AG's earnings situation, please consult the detailed explanations in the Group's report from July 1 to December 31, 2001.

This report contains certain statements about the future relating to the company's upcoming operations, including forecasts on economic and political developments, and on our own business performance. These statements have been based on carefully selected assumptions, but due to residual risks and uncertainties we cannot guarantee that they will overall or individually prove correct.

The Financial Statements and Review of Operations of RWE AG for the 2001 fiscal year are published in the Bundesanzeiger (Federal Gazette) and filed with the Commercial Register of the Essen District Court under HRB 14525.

A list of RWE AG's shareholdings has been filed with the Commercial Register of the Essen District Court in accordance with Sec. 285, No. 11 of the German Commercial Code (HGB).

Balance Sheet as of December 31, 2001

Assets in € million	(see Notes)	12/31/2001	12/31/2000
Fixed assets	(1)		
Financial assets		22,652	21,269
Current assets			
Accounts receivable and other assets	(2)		
Accounts receivable from subsidiaries		4,654	3,864
Accounts receivable from investees		209	199
Other assets		237	241
Securities	(3)	1,779	1,391
Cash and cash equivalents	(4)	1,005	537
Prepaid expenses	(5)	23	13
		30,559	27,514

Equity and Liabilities in € million	(see Notes)	12/31/2001	12/31/2000
Equity	(6)		
Subscribed capital			
Common shares		1,359	1,359
Preferred shares		100	100
(Contingent capital €51 million)		1,459	1,459
Capital reserve		1,269	1,269
Retained earnings		614	364
Distributable profit		562	563
		3,904	3,655
Special reserves with an equity portion	(7)	◻	◻
Provisions	(8)		
Provisions for pensions and similar obligations		5,375	5,147
Tax provisions		1,501	587
Other provisions		754	579
		7,630	6,313
Liabilities	(9)		
Bonds		246	-
Accounts payable to banks		1,482	3,863
Trade accounts payable		5	10
Accounts payable to subsidiaries		15,146	9,134
Accounts payable to investees		850	4,374
Other liabilities		1,282	165
		19,011	17,546
Deferred income	(10)	14	-
		30,559	27,514

◻) Negligible amount.

Income Statement for the period from January 1, 2001 through December 31, 2001

in € million	(see Notes)	2001	07/01/00-12/31/00
Net income from financial assets	(13)	2,093	113
Net interest	(14)	- 661	- 152
Other operating income	(15)	1,294	62
Staff costs	(16)	- 66	- 23
Other operating expenses	(17)	- 932	- 285
Profit from ordinary activities		1,728	- 285
Extraordinary result		-	1,212
Taxes on income	(18)	- 916	-
Net profit		812	927
Profit carried forward from the previous year		■	-
Transfer to retained earnings		- 250	- 364
Distributable profit		562	563

■) Negligible amount.

Notes

Changes in Fixed assets

in € million	Cost of acquisition or production				Accumulated depreciation/ amortization	Carrying amounts		Deprecia-tion for the report-ing period
	Balance as of 01/01/ 2001	Additions	Disposals	**Balance as of 12/31/ 2001**	**Balance as of 12/31/ 2001**	Balance as of 12/31/ 2000	**Balance as of 12/31/ 2001**	
Financial assets								
Investments in subsidiaries	11,229	938	2,168	**9,999**	**170**	11,225	**9,829**	170
Loans to subsidiaries	8,115	3,891	1,622	**10,384**	**–**	8,115	**10,384**	–
Investments	65	■	–	**65**	■	65	**65**	–
Loans to investees	■	■	–	■	■	0	**0**	■
Long-term securities	1,857	582	■	**2,439**	**72**	1,857	**2,367**	72
Other loans	7	■	–	**7**	**–**	7	**7**	–
	21,273	5,411	3,790	**22,894**	**242**	21,269	**22,652**	242

■) Negligible amount.

Basis of presentation

The Financial Statements of RWE AG have been prepared in accordance with the German Commercial Code (HGB) and the German Stock Corporation Act (AktG). Individual Balance Sheet and Income Statement items have been combined in order to improve clarity. These items are stated and explained separately in the Notes. The Income Statement has been prepared using cost-categories.oriented format. The Financial Statements have been prepared in euros (€) and amounts are stated in millions of euros (€ million).

Figures generated in the reporting period can only be compared to year-earlier figures to a limited extent owing to the truncated fiscal year (07/01/00 to 12/31/00) introduced in the previous year within the scope of transitioning to the calendar fiscal year. Comparability is curtailed principally because divisional management companies with which a profit- and loss-transfer agreement has been entered into did not transition their fiscal years until this reporting period (truncated fiscal year from 07/01/00 to 12/31/01) and are thus recorded using results generated over an 18 month period.

Accounting and valuation methods

Investments in subsidiaries and investees are stated at acquisition cost, or at lower fair values in individual cases.

Long-term securities are valued at acquisition cost or lower market value as appropriate.

Loans and employer loans are accounted for at nominal value or at lower fair value.

Accounts receivable and other assets are disclosed at nominal value after deducting required value adjustments. All identifiable individual risks are taken into account. Current securities are valued at acquisition cost or lower market value as appropriate.

Provisions for pensions and similar obligations are calculated based on actuarial computations taking Klaus Heubeck's 1998 reference tables into consideration while applying the going concern method and an interest rate of 6%.

All identifiable risks, contingent liabilities and anticipated losses are taken into account in the assessment of other provisions.

Liabilities are on principle valued at repayable amounts.

Contingent liabilities are valued according to the extent of liability existing as of the balance-sheet date.

Foreign-currency transactions are valued at the exchange rate prevailing at the time of first entry or (when hedged by swaps, futures and options) at the forward rate. As regards receivables, liabilities and foreign currency holdings, losses arising from exchange-rate fluctuations are included in the results as of the balance-sheet date.

Notes on the Balance Sheet

(1) Fixed assets An analysis and description of the movements of fixed asset items summarized in the Balance Sheet for the 2001 fiscal year is provided on page 14.

Additions to shares in subsidiaries principally relate to the capital increase performed at RWE Net AG, Dortmund, and the increase of the carrying amount of GBV Gesellschaft für Beteiligungsverwaltung mbH, Essen, (now known as Thames Water Aqua Holdings GmbH, Essen (TWAH)) within the scope of the spin-off of RWE Aqua GmbH, Essen, from RWE Umwelt AG, Essen.

Furthermore, the Corporation increased its stake in Dortmund-based Harpen AG to 93.92%, made a contribution to Essen-based RWE Power AG and Cologne-based RWE Rheinbraun AG's capital reserves and contributed its shares in CONSOL Energy Inc., Pittsburgh, PA/USA.

The carrying amounts of Frankfurt a.M.-based RWE Solutions AG and Essen-based RWE Trading GmbH rose within the scope of the spin-out of Essen-based RWE Plus AG's "Commercial Key Accounts" and "Multi Utility Customers" Divisions.

Disposals principally relate to the reduction in the carrying amount of Essen-based RWE Com Geschäftsführungs-GmbH owing to the capital repatriation by way of the profit transfer and the disbursement of the capital reserve prior to subsidiary status, and the repatriation of the capital reserves of RWE Umwelt AG, Essen, and TWAH. Further disposals are due to the reduction in Dublin-based RWE International Financial Services Ireland Ltd.'s capital, the contribution of shares in CONSOL Energy Inc., Pittsburgh/USA, to RWE Rheinbraun AG, Cologne, and the spin-off of the "Commercial Key Accounts" and "Multi Utility Customers" Divisions from RWE Plus.

Additions and disposals concerning loans to subsidiaries primarily relate to the Company's core business areas in the fields of electricity and gas.

Long-term securities nearly exclusively consist of special funds and a loan taken out by American Water Works Company, Inc., Voorhees, New Jersey/USA.

(2) Accounts receivable and other assets

in € million	**12/31/ 2001**	**Thereof RT*) > 1 year**	12/31/ 2000	Thereof RT*) > 1 year
Accounts receivable from subsidiaries	**4,654**		3,864	
Accounts receivable from investees	**209**		199	
Other assets	**237**	**1**	241	28
	5,100	**1**	4,304	28

*) RT = remaining term.

Accounts receivable from subsidiaries include claims arising from loans, tax group accounting settlements and ongoing clearing transactions.

Other assets primarily include tax refund claims, interest accruals and receivables, and company shares not included in fixed assets.

(3) Securities

Securities are fixed-interest securities obtained from the placement of liquid funds.

In the fiscal year under review, 584,463 common shares were acquired on the capital market at an average purchase price of €43.29 per share. They account for €1,496,225.28 of the Corporation's share capital (0.1% of subscribed capital). Employees of RWE AG and its subsidiaries received a total of 550,056 shares of common stock at an average price of €43.56 per share within the scope of capital formation and 34,397 common shares at an average price of €23.59 on the occasion of service anniversaries. A total of 10 common shares that were not needed were sold on the capital market at a price of €44.57. Aggregate proceeds amounted to €24,772,310.29. Differences in the purchase price were recognized in income.

Our wholly-owned subsidiary RWE Power AG received 7,595,000 common shares in RWE AG (new) for its shareholding in VEW AG as a result of the merger of RWE AG (old) and VEW AG, into RWE AG (new) on November 24, 2000. These shares do not carry dividend entitlements since RWE AG holds all the shares in RWE Power. They account for €19,443,200 of the Corporation's share capital (1.33% of subscribed capital).

(4) Cash and cash equivalents

Cash and cash equivalents nearly exclusively relate to bank balances.

(5) Prepaid expenses

in € million	**12/31/2001**	12/31/2000
Debt discount	**10**	-
Other	**13**	13
	23	13

Other prepaid expenses predominantly consist of prepayment of rent.

(6) Equity

Changes in equity in € million	Balance as of 12/31/2000	Dividend payments	Net profit	**Balance as of 12/31/2001**
Subscribed capital	1,459			**1,459**
Capital reserve	1,269			**1,269**
Retained earnings				
Other retained earnings	364		250	**614**
Distributable profit	563	- 563	562	**562**
	3,655	- 563	812	**3,904**

The additional dividend entitlement attached to Type B common shares was fully satisfied with the June 2001 distribution for the truncated fiscal year from July 1 through December 31, 2000, classifying these shares as Type A common shares pursuant to Sec. 4, Para. 5, Sentence 2 of the Articles of Association. The Articles of Association were amended accordingly per the Supervisory Board resolution of June 27, 2001.

RWE AG's €1,459,200,000 in share capital thus breaks down as follows:

Common shares:	531,000,000 no-par-value bearer share of common stock with 531,000,000 votes (93.2% of the subscribed capital).
Preferred shares:	39,000,000 no-par-value bearer preferred shares with no voting rights (6.8% of the subscribed capital).

Contingent capital in the amount of €51,200,000 is available to service subscription rights to bearer shares of common stock held by members of the Executive Board and other executives of RWE AG and subordinate subsidiaries.

As per resolution of the AGM held on June 7, 2001, the Company is authorized until May 23, 2002 to purchase all classes of shares in the Company as long as they do not account for more than 10% of the Company's capital stock, i.e. no more than 57,000,000 shares.

The Executive Board of RWE AG has been authorized to issue non-transferable subscription rights to a total of up to 20,000,000 common shares to the aforementioned persons until the end of the day on March 8, 2004. There is a three-year waiting period for the stock options which have a term of five years after their respective issue.

The following options have been issued so far:

	Originally issued	Balance as of 12/31/2000	Expired in 2001	**Balance as of 12/31/2001**
1999 tranche	1,935,800	1,724,300	- 282,700	**1,441,600**
2000 tranche	4,336,500	4,045,200	- 679,200	**3,366,000**
2001 tranche	5,222,300		- 372,700	**4,849,600**
2001A tranche	5,262,300		- 72,500	**5,189,800**
	16,756,900	5,769,500	- 1,407,100	**14,847,000**

Stock options can only be exercised if the quoted market price of the common share—calculated on the basis of the total return approach—has increased by at least 6% annually on average (absolute performance) before being exercised and has not trailed the Dow Jones STOXX share index by more than 10 percentage points (relative performance) in the same period. The four-week exercise periods start on the 21st trading day following the publication of the provisional sales and earnings figures for the completed fiscal year and of the semi-annual results.

The stock options can only be exercised against payment of the exercise price. The exercise price corresponds to the quoted market price of the common shares on the first trading day after expiration of the relevant exercise period, minus a markdown, which is composed of the absolute and relative performance components. The markdown is limited to 40 percentage points.

Exercise conditions stipulate that the stock options can be used for already existing common shares instead of new shares from contingent capital and that the markdown can be paid in cash instead of in common shares. If the persons holding stock options are not employed by RWE AG, the expenses associated with the exercise are borne by the respective Group company.

(7) Special reserves with an equity portion

Special reserves with an equity portion in the amount of €0.1 million have been released in accordance with Sec. 52, Para. 16 of the German Income Tax Act (EstG).

(8) Provisions

in € million	12/31/2001	12/31/2000
Provisions for pensions and similar obligations	**5,375**	5,147
Tax provisions	**1,501**	587
Other provisions	**754**	579
	7,630	6,313

Disclosed provisions for pensions also include claims of current and former employees of RWE Power AG, RWE Net AG, RWE Plus AG, RWE Systems AG, RWE Systems Grundstücke GmbH, RWE Gas AG, RWE Trading GmbH and RWE Rheinbraun AG.

Expenses incurred for the retirement benefits of the companies concerned are reimbursed by them.

Tax provisions predominantly concern the year under review as well as tax auditing periods that are still open.

Other provisions primarily relate to interest payment obligations as well as risks associated with investments.

(9) Liabilities

in € million	12/31/ 2001	Thereof RT*) < 1 year	Thereof RT*) > 5 years	12/31/ 2000	Thereof RT*) < 1 year
Bonds	**246**			–	
of which convertible					
Accounts payable to banks	**1,482**	1,482		3,863	3,863
Trade accounts payable	**5**	5		10	10
Accounts payable to subsidiaries	**15,146**	5,850	8,296	9,134	9,134
Accounts payable to investees	**850**	850		4,374	4,374
Other liabilities	**1,282**	1,168	108	165	56
of which tax	**(5)**	(5)		(45)	(45)
of which under social security	**(¤)**	(¤)		(¤)	(¤)
	19,011	9,355	8,404	17,546	17,437

*) RT = Remaining term.
¤) Negligible amount.

Bonds exclusively consist of two RWE AG medium-term notes in the amount of GBP100 million and US$75 million with differing due dates and interest rates.

Accounts payable to banks principally relate to obligations arising from securities repurchase agreements and interest accruals from existing swap agreements.

Accounts payable to subsidiaries concern the transfer of financial resources as well as ongoing clearance transactions.

(10) Deferred income This item exclusively relates to deferred interest equalization payments.

(11) Contingent liabilities and other financial obligations Contingent liabilities include liabilities from guarantees and warranty agreements. Guarantees are performance and warranty guarantees totaling €77 million (previous year: €49 million) from current business conducted by subsidiaries. Six guarantees have not been recorded in figures.

Additionally, there are joint and several liabilities from the transfer of pension obligations to a subsidiary in the amount of €5 million and to an investee of RWE Plus AG in the amount of €5 million.

Future—undiscounted—financial obligations from leases and rent amounted to €290 million as of December 31, 2001. €206 million thereof are payable to subsidiaries.

In the context of the debate about the tax recognition of certain elements of nuclear waste management obligations under public law, the tax authorities of the State of North Rhine-Westphalia have disputed some partial amounts regarding the operating and financing costs of final repositories at RWE Power AG (a subordinated company) as well as another subsidiary. Relevant taxes will not be levied until the fiscal courts reach a decision in the test cases, which are either pending or have been agreed to by the industry.

By entering into the solidarity agreement, RWE AG and the German nuclear power plant operators' other parent companies have committed themselves to endow the nuclear power plant operators that would be liable in the event of damages caused by nuclear accidents with funds sufficient to fulfill the coverage provision in the amount of €2,244.4 million in order to enable them to meet their payment obligations. Contractually, RWE AG is responsible for covering 28.938% of the total liability plus 5% for damage settlement costs. The solidarity agreement is expected to come into effect in the spring of 2002 with the enactment of the German Nuclear Energy Act (AtG) and of the directive governing the provision of coverage as defined under the German Nuclear Energy Act (AtDeckV).

The following payment guarantees to the creditors of the bonds of RWE Finance B.V., Amsterdam/Netherlands (a subsidiary wholly owned by RWE AG) were in existence as of the balance-sheet date within the scope of the debt issuance program.

Volume	Interest rate	Due date	GSIN*)
€ 2,000 million	5.375%	April 2008	648 660
€ 500 million	6.25%	April 2016	648 661
GBP 350 million	6.5%	April 2021	648 663
GBP 250 million	5.75%	April 2006	648 662
€ 150 million	6.25%	April 2016	648 661
GBP 225 million	6.5%	April 2021	648 663

*) German Securities Identification Number.

On September 17, 2001, the wholly-owned subsidiary TWAH tendered a takeover bid for the US-based water utility American Water Works Company Inc., Voorhees/New Jersey. The proposed purchase price is US$46 per comon share in cash. This results in a purchase price of US$4.6 billion. RWE AG undertook a payment obligation as a surety. On January 17, 2002, the majority of American Water Works' shareholders voted in favor of the deal, which is still subject to approval from antitrust and regulatory authorities and is scheduled for closure in mid-2003.

(12) Derivative financial instruments We use derivative financial instruments to hedge currency, interest-rate and price risks from foreign currency items, cash investments and financing transactions. The nominal volume of derivatives concluded with external counterparties amounts to €9.9 billion as of the balance-sheet date. Offsetting derivatives with a nominal volume of €8.6 billion have been concluded with Group companies.

Within the scope of currency hedging, among other things, currency swaps with a volume totaling €5.85 billion as well as matching offsetting currency swaps have been concluded with our wholly-owned subsidiary TWAH. At RWE AG, currency swaps concluded with banks and the respective matching offsetting transactions constitute a valuation unit, avoiding the generation of a valuation result. TWAH holds all the shares in Thames Water Plc. TWAH uses the currency swaps to hedge the price of this investment. On termination of a currency swap, the difference between the return exchange rate of the swaps and the GBP spot rate is offset against the acquisition cost of the stake in Thames Water without an effect on profits or losses. Currency swaps had a positive market value of €17.5 billion as of the balance-sheet date.

Moreover, RWE AG has concluded currency swap transactions with a nominal volume of €891 million and a negative market value of €17 million as of the balance-sheet date in order to hedge foreign-currency bonds as well as foreign-currency loans awarded to Group companies. We have concluded currency swaps with a nominal volume of €163 million and a positive market value of €3 million as of the balance-sheet date in order to hedge the currency risk associated with a medium-term note.

The swaps' market values are contrasted by the underlying transactions' offsetting changes in market value.

Furthermore, RWE AG has concluded forward exchange transactions and options for contractually agreed and forecast payments at Group companies. They form a valuation unit and thus avoid the generation of a valuation result. As of the balance-sheet date, they have a market value of €2 million.

All in all, interest-rate hedging transactions had a positive market value of €4 million as of December 31, 2001.

Eighteen percent of the total volume of derivatives concluded with external counterparties have a remaining term of less than one year.

Internal directives that are binding upon RWE AG and its Group companies define the range of action, responsibilities and controls allowable when trading with derivatives. In particular, with the exception of arbitrage deals in energy trading, derivative financial instruments may only be used to hedge risks arising from underlying transactions and associated liquidity investment and financing procedures. All external counterparties have top-notch credit ratings.

Notes on the Income Statement

(13) Net income from financial assets

in € million	2001	07/01/2000 – 12/31/2000
Income under profit transfer agreements with		
subsidiaries	2,329	13
other enterprises	–	5
	2,329	18
Income from investments in		
subsidiaries	332	40
other enterprises	4	3
	336	43
Expenses from the assumption of losses from		
subsidiaries	– 707	□
other enterprises	□	–
Income from other securities and loans held as financial assets	377	52
of which from subsidiaries	(173)	(46)
Amortization of financial assets and current securities	– 242	–
	2,093	113

□) Negligible amount.

Income from profit transfer agreements includes the following net transfers:

in € million	2001	07/01/2000 – 12/31/2000
RWE Power AG	517	–
RWE Com Geschäftsführungs GmbH	513	–
RWE Net AG	421	–
RWE Rheinbraun AG	357	–
RWE-DEA AG für Mineralöl und Chemie	232	–
RWE Plus AG	122	–
Thames Water Aqua Holdings GmbH	54	–
RWE Trading GmbH	32	–
RWE Umwelt AG	24	–
RWE Solutions AG	19	–
Other	38	18
	2,329	18

Expenses from the assumption of losses relate to the following companies:

in € million	2001	07/01/2000 – 12/31/2000
RWE Solutions AG	– 458	–
RWE Trading GmbH	– 147	–
RWE Systems AG	– 38	–
RWE Umwelt AG	– 32	–
Other	– 32	▫
	– 707	▫

▫) Negligible amount.

Amortization of financial assets and current securities relates to the amortization of a portion of the value of Francommerz-Vermögensverwaltungsgesellschaft mbH, Frankfurt a.M., as well as special fund write-downs to lower underlying values.

(14) Net interest

in € million	2001	07/01/2000 – 12/31/2000
Other interest and similar income	268	194
of which from subsidiaries	(127)	(89)
Interest and similar expenses	– 929	– 346
of which from subsidiaries	(– 690)	(– 206)
	– 661	– 152

(15) Other operating income Other operating income mainly discloses income from intra-Group tax allocations, the disposition of shares in companies, the sale of securities, and the release of provisions.

(16) Staff costs

in € million	2001	07/01/2000 – 12/31/2000
Wages and salaries	**– 34**	– 19
Cost of social security, retirement and other benefits	**– 32**	– 4
of which for retirement benefits	**(– 28)**	(– 2)
	– 66	– 23

From the 2001 fiscal year onwards, we are disclosing full time equivalents instead of the number of employees. Full time equivalents include full-time staff members at 100%, whereas part-time and fixed-term employees are included on a pro-rata basis in accordance with their degree or duration of employment. The previous year's figures have been adjusted accordingly.

Average full time equivalents for the year	2001	07/01/2000 – 12/31/2000
Wage earners	**0**	6
Salary earners	**296**	269
of which part-time and fixed-term employees	**(23)**	(24)
Apprentices	**5**	5
	301	280

(17) Other operating expenses Other operating expenses predominantly concern the interest share to be credited to the RWE Group's divisional management companies for the pension provisions reported on RWE AG's Balance Sheet, the transfer to the provision for investment risks, expenses associated with studies and consulting, expenses arising from sale and repurchase transactions, and rent and maintenance expenses.

(18) Taxes on income Taxes on income primarily contain the corporate tax on the current result as well as the transfer to the provision for corporate and trade tax risks.

Other disclosures

Information on the members of the Supervisory Board and Executive Board pursuant to Sec. 285, No. 10 of the German Commercial Code (HGB) is provided on pages 33 to 36.

Due to tax regulations, the release of special reserves with an equity portion had a €0.1 million effect on net income.

Provided that the General Meeting passes the proposed distribution, remuneration paid to the Executive and Supervisory Boards for the fiscal year from January 1, 2001, through December 31, 2001, shall total €6,856,640.18 and €1,223,611.11, respectively.

Former members of the Executive Board of RWE AG and their surviving dependants received €6,025,290.99. €61,626,467.02 in provisions have been made to cover pension obligations to former members of the Executive Board and their surviving dependants.

The Economic Advisory Board received €666,666.67.

Under the stock option program, current and former members of the Executive Board held non-transferable stock options on 880,000 and 80,000 common shares of RWE AG, respectively, as of the balance-sheet date. Details of the stock option program are explained under the section on equity.

Proposal for the appropriation of profit

Distributable profit developed as follows:

Net profit for the year	**€812,099,515.32**
Profit carried forward from the previous year	**€308,005.79**
Transfer to retained earnings	**€250,000,000.00**
Distributable profit	**€562,407,521.11**

We propose to the General Meeting that RWE AG's distributable profit for fiscal 2001 be appropriated as follows:

Pay-out of a dividend of €1.00 per share on the dividend-bearing capital stock of €1,439,756,800.00	**€562,405,000.00**
Profit carried forward	**€2,521.11**
Distributable profit	**€562,407,521.11**

The amount payable to shareholders is reduced by the partial amount that would be distributed on the treasury held by the Corporation at the time of the resolution to appropriate profits, and which do not carry dividend entitlements pursuant to Sec. 71 b of the German Stock Corporation Act (AktG). The profit carried forward is increased by this partial amount.

Essen, March 7, 2002

The Executive Board

Kuhnt Klein Maichel Remmel Sturany Zilius

Report of Independent Auditors

We have audited the Financial Statements of RWE Aktiengesellschaft, Essen, including the accounts and Review of Operations for the fiscal year from January 1, 2001, through December 31, 2001. The Corporation's Executive Board is responsible for ensuring that these documents are prepared in accordance with German commercial law as well as with the Articles of Association's supplementary rules. Our responsibility lies in performing an audit of these Financial Statements, including the accounts and Review of Operations, and submitting an opinion based thereon.

We conducted our audit of these Financial Statements pursuant to Sec. 317 of the German Commercial Code (HGB) and in accordance with the professional standards prescribed by the German Institute of Certified Public Accountants (IDW). These principles require that the audit be planned and performed to ensure that erroneous information and violations that have a major impact on the description of the Corporation's net worth, financial position and results conveyed by the Financial Statements—while taking the principles of orderly accounting into consideration—and by the Review of Operations are detected with a sufficient level of certainty.

Knowledge of the Corporation's business activity, commercial and legal environment and expectancy of possible errors are taken into account when determining auditing procedures. The scope of the audit also involves forming an opinion on the effectiveness of the Corporation's internal control system and examining evidence of sound statements made in the accounts, Financial Statements and Review of Operations mainly on the basis of sample audits. It also entails examining applied accounting methods as well as material estimates made by the Executive Board and stating an opinion on the overall statement of the Financial Statements and Review of Operations. We believe that our audit provides a basis sufficient for stating our audit opinion.

No objections were raised against our audit.

It is our opinion that the Financial Statements comply with generally accepted accounting principles and present a true and fair view of the Corporation's net worth, financial position and results. Overall, the Review of Operations presents a true and fair view of the Corporation's status as well as of the risks associated with future developments.

Essen, March 12, 2002

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
(Certified Public Accountants)

P. Albrecht
Wirtschaftsprüfer
(German Certified
Public Accountant)

Dr. N. Schwieters
Wirtschaftsprüfer
(German Certified
Public Accountant)

As of December 31, 2001

I. Affiliates	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year € '000	Net profit/ loss of the last fiscal year € '000	Net sales 2001 TFY in € million	Employees[4] 2001 TFY annual average
RWE Aktiengesellschaft, Essen		3,904,491	812,100	–	327
Energy					
RWE Power Aktiengesellschaft, Essen[3]	100	1,006,395	–[1]	1,719	2,558
RWE Rheinbraun Aktiengesellschaft, Cologne[3]	100	1,111,080	–[1]	849	12,386
RWE Trading GmbH, Essen[3]	100	51,100	–[1]	4,094	136
RWE Net Aktiengesellschaft, Dortmund[3]	100	960,129	–[1]	1,839	5,834
RWE Plus Aktiengesellschaft, Essen[3]	100	510,873	–[1]	2,751	2,288
RWE Solutions Aktiengesellschaft, Frankfurt/Main[3]	100	185,695	–[1]	584	1,880
RWE Systems Aktiengesellschaft, Dortmund[3]	100	150,507	–[1]	646	1,905
Budapesti Elektromos Müvek Rt. (ELMÜ), Budapest/Hungary	55	284,542	32,353	295	2,469
CONSOL Energy Inc., Wilmington/Delaware/USA; CONSOL Energy Group[2][3] with 53 subsidiaries in the USA, Belgium, Canada and Australia	72	308,135	1,181	1,171	7,606
Emscher Lippe Energie GmbH, Gelsenkirchen[3]	79	75,880	6,334	170	713
envia Energie Sachsen Brandenburg AG, Chemnitz[3]	64	639,851	55,418	600	2,787
Észak-magyarországi Áramszolgáltató Rt. (ÉMÁSZ), Miskolc/Hungary	54	125,535	11,577	140	1,790
EWV Energie- und Wasser-Versorgung GmbH, Stolberg[3]	54	39,912	12,138	113	581
Kernkraftwerke Gundremmingen Betriebsgesellschaft mbH, Gundremmingen[3]	75	1,229	15	74	705
Kernkraftwerke Lippe-Ems GmbH, Lingen (Ems)[3]	88	465,545	–[1]	251	280
Koblenzer Elektrizitätswerk und Verkehrs-AG, Koblenz	58	84,993	20,055	100	592
Lechwerke Aktiengesellschaft, Augsburg	90	203,454	43,585	348	1,284
Mátrai Erömü Rt. (MÁTRA), Visonta/Hungary	51	176,343	34,977	106	3,313
Mitteldeutsche Energieversorgung Aktiengesellschaft, Halle (Saale)[3]	53	251,098	13,500	279	880
RBB Vermögensverwaltungs GmbH, Cologne[3]	100	57,055	3,460	1	–
Rheinbraun Engineering und Wasser GmbH, Cologne[3]	100	13,224	1,217	5	3
RV Rheinbraun Handel und Dienstleistungen GmbH, Cologne[3]	100	76,694	–[1]	1	6
RWE NUKEM GmbH, Alzenau[3]	100	26,229	1,960	83	146
RWE Piller GmbH, Osterode am Harz[3]	100	23,432	4,626	55	577
SAG Netz- und Energietechnik GmbH, Langen[3]	100	26,651	4,751	95	1,565
Société Luxembourgeoise de Centrales Nucléaires S.A., Luxembourg/Luxembourg	100	18,768	362	1	–
SSM Coal B.V., Rotterdam/Netherlands SSM Coal Group[2] with 26 subsidiaries in Europe, Australia and the USA	100	17,501	5,388	399	156
Starkstrom-Gerätebau GmbH, Regensburg[3]	100	11,124	1,707	40	385
Süwag Energie AG, Frankfurt/Main[3]	78	230,189	14,880	428	1,660
Turbogás-Produtora Energética, S.A., Lisbon/Portugal	75	– 32,516	– 31,672	169	8

1) Profit and loss transfer agreement.
2) Data from the company's consolidated financial statements.
3) Truncated fiscal year.
4) In full time equivalents (FTEs) according to the percentage of full time employment.

I. Affiliates	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year € '000	Net profit/ loss of the last fiscal year € '000	Net sales 2001 TFY in € million	Employees[4] 2001 TFY annual average
Gas					
RWE Gas Aktiengesellschaft, Dortmund	80	502,490	134,450	888	880
RWE-DEA Aktiengesellschaft für Mineraloel und Chemie, Hamburg[3]	99	1,323,905	–[1]	563	896
MITGAS Mitteldeutsche Gasversorgung GmbH, Halle	60	92,389	20,985	228	382
rhenag Rheinische Energie AG, Cologne[3]	56	130,248	16,046	88	406
Water					
Thames Water Plc, London/UK[2]	100	4,007,237	179,020	1,368	11,472
RWE Aqua GmbH, Berlin[3]	100	233,106	3,398	3	148
Environmental Services					
RWE Umwelt Aktiengesellschaft, Essen[3]	100	528,853	–[1]	-	165
Trienekens Aktiengesellschaft, Viersen[3]	50	209,725	13,043	283	2,147
RWE-DEA Downstream					
DEA Mineraloel GmbH, Hamburg	100	325,042	–[1]	7,971	2,293
DEA Mineraloel & Service GmbH, Hamburg	100	12,076	–[1]	2,744	703
Printing Systems					
Heidelberger Druckmaschinen AG, Heidelberg	56	1,958,540	257,883	1,813	11,596
Heidelberger Druckmaschinen Vertrieb Deutschland GmbH, Heidelberg	100	40,113	–[1]	476	1,195
Heidelberg USA, Inc., Kennesaw/Georgia/USA[2]	100	273,686	7,477	453	1,393
Heidelberg Web Systems, Inc., Dover/New Hampshire/USA[2]	100	136,517	- 19,013	250	1,400
Construction and Civil Engineering					
HOCHTIEF Aktiengesellschaft, Essen	62	1,213,766	- 41,434	32	418
HOCHTIEF AirPort GmbH, Essen	100	135,000	–[1]	-	56
HOCHTIEF Construction AG, Essen	100	200,047	–[1]	887	8,046
Leighton Holdings Limited, Sydney/Australia; Leighton Group[2] with 117 subsidiaries in Asia, Australia and America	50	428,405	91,189	1,360	12,826
The Turner Corporation, Wilmington/Delaware/USA; Turner Group[2] with 43 subsidiaries in the USA, Brazil, the United Kingdom and Singapore	100	412,757	38,471	3,423	4,552
Other subsidiaries					
Harpen Aktiengesellschaft, Dortmund	94	203,471	16,588	19	125
RWE Finance B.V., Amsterdam/Netherlands	100	4,470	2,470	-	-

1) Profit and loss transfer agreement.
2) Data from the company's consolidated financial statements.
3) Truncated fiscal year.
4) In full time equivalents (FTEs) according to the percentage of full time employment.

II. Associates accounted for using the equity method

	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year € '000	Net profit/ loss of the last fiscal year € '000
Energy			
Kärntner Energieholding Beteiligungs GmbH, Klagenfurt/Austria[2)]	49	168,484	81,675
Motor-Columbus AG, Baden/Switzerland[2)]	20	359,724	37,276
Niederrheinische Versorgung und Verkehr AG, Mönchengladbach[2)]	50	394,392	28,988
Stadtwerke Duisburg AG, Duisburg	20	116,658	17,424
TCP Petcoke Corporation, Dover/Delaware/USA	50	4,745	10,871
Gas			
Nafta a.s., Trnava/Slovak Republic[2)]	40	87,019	- 854
Stadtwerke Essen AG, Essen	29	122,902	9,448
Thyssengas GmbH, Duisburg	75	123,195	20,298
TIGÁZ Tiszántúli Gázszolgáltató Rt., Hajdúszoboszló/Hungary	44	142,182	17,610
Water			
RWE/VIVENDI Berlinwasser Beteiligungs AG, Berlin	50	334,611	- 65,499
Environmental Services			
AVE Beteiligungsgesellschaft mbH, Hörsching/Austria	50	53,346	2,216
RWE-DEA Downstream			
FUCHS DEA Schmierstoffe GmbH & Co. KG, Mannheim	50	42,065	5,996
Oberrheinische Mineralölwerke GmbH, Karlsruhe	42	53,111	3,523
PCK Raffinerie GmbH, Schwedt/Oder	38	465,170	1,198
Construction and Civil Engineering			
AECON Group Inc., Toronto/Canada	49	61,870	7,679
Athens International Airport S.A., Spata/Greece	40	300,000	-
Ballast Nedam N.V., Amstelveen/Netherlands[2)]	48	275,981	22,424
Flughafen Düsseldorf GmbH, Düsseldorf	50	52,356	26,792
Flughafen Hamburg GmbH, Hamburg	36	85,858	22,098
KITCHELL CORPORATION, Phoenix/Arizona/USA[2)]	33	67,265	9,194
Others/Holding			
RAG Aktiengesellschaft, Essen[2)]	30	2,313,000	169,900

2) Data from the company's consolidated financial statements.

Supervisory Board

Dr. h.c. Friedel Neuber
Duisburg
– since January 5, 2001 –
Chairman since January 19, 2001
▫ Babcock Borsig AG (Chairman)
▫ Deutsche Bahn AG
▫ Hapag-Lloyd AG
▫ PREUSSAG AG (Chairman)
▫ ThyssenKrupp AG
▫ Landwirtschaftliche Rentenbank
▫ Österreichische Kontrollbank AG

Frank Bsirske*)
Hanover
– since January 9, 2001 –
Deputy Chairman
since November 22, 2001
Chairman of ver.di Vereinte Dienstleistungsgewerkschaft e. V.
▫ Deutsche Lufthansa AG

Erwin Winkel*)
Niederzier
Deputy Chairman
from January 19 to November 8, 2001
Power systems electronic engineer

Dr. Paul Achleitner
Munich
Chairman until January 5, 2001
Executive Vice-President of Allianz AG
▫ MAN AG
▫ Österreichische Industrieholding AG

Carl-Ludwig von Boehm-Bezing
Bad Soden
– since January 5, 2001 –
Former member of the Board of Management of Deutsche Bank AG
▫ RÜTGERS AG
▫ Steigenberger Hotels AG
▫ ThyssenKrupp AG
▫ AKA Ausfuhrkredit-Gesellschaft mbH (Chairman)
▫ FIAT S.p.A.

Burkhard Drescher
Oberhausen
– since January 5, 2001 –
Mayor of the City of Oberhausen
▫ Energieversorgung Oberhausen AG
▫ Stadtwerke Oberhausen AG (Chairman)
▫ Deutsche Städte-Medien GmbH
▫ Entwicklungsgesellschaft Neu-Oberhausen mbH – ENO – (Chairman)
▫ Landesgartenschau Oberhausen GmbH i. L. (Chairman)
▫ PBO Projektentwicklungs- und Beteiligungsgesellschaft Oberhausen mbH (Chairman)
▫ Stadtsparkasse Oberhausen (Chairman)

Wilfried Eickenberg*)
Cologne
– since November 8, 2001 –
M.A. in engineering
▫ RWE Plus AG
▫ RWE Trading GmbH

Dr. Friedhelm Gieske
Essen
– since January 5, 2001 –
– until June 7, 2001 –
Former Chairman of the Executive Board of RWE AG
▫ MAN AG
▫ National-Bank AG

Erwin Hahn*)
Bettingen
– since January 9, 2001 –
– until May 22, 2001 –
Electrician

Johann Heiß*)
Landshut
– since January 9, 2001 –
– until November 8, 2001 –
Electrician
▫ RWE Solutions AG

*) Employee representative on the Supervisory Board.
▫) Member of other mandatory Supervisory Boards.
▫) Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

Ralf Hiltenkamp*)
Arnsberg
– since May 23, 2001 –
Mechanic
▫ RWE Umwelt AG

Heinz-Eberhard Holl
Osnabrück
Deputy Chairman until January 5, 2001
Chief Administrative Officer,
Osnabrück Rural District
▫ Georgsmarienhütte GmbH
▫ Georgsmarienhütte Holding GmbH
▫ Deutsches Institut für Lebensmitteltechnik e. V.
▫ FMO Flughafen Münster/Osnabrück GmbH International Airport
▫ Osnabrücker Land-Entwicklungsgesellschaft mbH (Chairman)

Berthold Huber*)
Stuttgart
– since January 9, 2001 –
Regional Manager of IG Metall trade union,
Baden-Württemberg Region
▫ Audi AG
▫ Heidelberger Druckmaschinen AG
▫ Saarstahl AG

Berthold Krell*)
Wenden-Hünsborn
– since January 9, 2001 –
Senior Fitter
▫ RWE Net AG

Dr. Gerhard Langemeyer
Dortmund
– since January 5, 2001 –
Mayor of the City of Dortmund
▫ Dortmunder Stadtwerke AG (Chairman)
▫ Dortmunder Energie und Wasser GmbH
▫ Klinikum Dortmund gGmbH (Chairman)
▫ Schüchtermann Schiller'sche Kliniken KG
▫ STEAG microParts GmbH

Josef Pitz*)
Angelbachtal
– since November 8, 2001 –
Design Engineer
▫ Heidelberger Druckmaschinen AG

Dr. Wolfgang Reiniger
Essen
– since January 5, 2001 –
Mayor of the City of Essen
▫ Deutsche Städte-Medien GmbH
▫ Entwicklungsgesellschaft Universitätsviertel Essen mbH (Chairman)
▫ Essener Wirtschaftsförderungsgesellschaft mbH (Chairman)
▫ Margarethe Krupp-Stiftung für Wohnungsfürsorge (Chairman)
▫ Messe Essen GmbH (Chairman)
▫ Sparkasse Essen (Chairman)

Günter Reppien*)
Lingen
– since January 9, 2001 –
Senior Workshop Foreman
▫ RWE Power AG
▫ Stadtwerke Lingen GmbH

Bernhard von Rothkirch*)
Frechen
– since January 9, 2001 –
Senior Engineer

Dr. Manfred Schneider
Leverkusen
– since January 5, 2001 –
President and CEO of Bayer AG
▫ Allianz AG
▫ DaimlerChrysler AG
▫ Linde AG
▫ Metro AG

*) Employee representative on the Supervisory Board.
▫) Member of other mandatory Supervisory Boards.
▫) Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

Ernst-W. Stuckert*)
Hamburg
- since January 9, 2001 -
- until November 8, 2001 -
Commercial Executive

Klaus-Dieter Südhofer*)
Recklinghausen
- since January 9, 2001 -
Trade Union Secretary
Deputy Chairman of IG Bergbau, Chemie, Energie
▫ BGAG Beteiligungsgesellschaft der Gewerkschaften AG
▫ BHW Holding AG
▫ Harpen AG
▫ RAG AG
▫ RAG Immobilien AG
▫ RWE-DEA AG für Mineraloel und Chemie
▫ RWE Rheinbraun AG

Dr. Alfons Friedrich Titzrath
Cologne
- since January 5, 2001 -
Member of the Supervisory Board of Dresdner Bank AG
▫ Allianz AG
▫ Celanese AG
▫ Deutsche Lufthansa AG
▫ Dresdner Bank AG
▫ Münchener Rückversicherungs-Gesellschaft AG
▫ VAW aluminium AG

Prof. Karel Van Miert
Beersel
- since June 7, 2001 -
President of Nyenrode University
▫ Agfa-Gevaert N. V.
▫ De Persgroup
▫ DHV Group
▫ Eli Lilly Holdings Ltd.
▫ Goldman Sachs Europe Limited
▫ Guidant Europe N. V.
▫ Koninklijke Philips Electronics N.V.
▫ Rabobank Nederland
▫ Wolters Kluwer N. V.

*) Employee representative on the Supervisory Board.
▫) Member of other mandatory Supervisory Boards.
▫) Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

Executive Board

Dr. Dietmar Kuhnt
Essen
President and CEO of RWE AG
- ▫ Allianz Versicherungs-AG
- ▫ Dresdner Bank AG
- ▫ Hapag-Lloyd AG
- ▫ Heidelberger Druckmaschinen AG (Chairman)
- ▫ HOCHTIEF AG (Chairman)
- ▫ mg technologies ag
- ▫ PREUSSAG AG
- ▫ RWE Plus AG (Chairman)
- ▫ RWE Power AG (Chairman)
- ▫ Thames Water Plc (Chairman)

Dr. Richard R. Klein
Essen
Executive Vice-President of RWE AG
- ▫ Harpen AG (Chairman)
- ▫ RWE Systems AG (Chairman)
- ▫ RWE Umwelt AG
- ▫ RWE Com Geschäftsführungs-GmbH (Chairman)
- ▫ Thames Water Plc

Dr. Gert Maichel
Dortmund
Executive Vice-President of RWE AG
- ▫ RAG AG
- ▫ RWE-DEA AG für Mineraloel und Chemie (Chairman)
- ▫ RWE Gas AG
- ▫ RWE Rheinbraun AG (Chairman)
- ▫ TÜV Rheinland Holding AG
- ▫ RWE Trading GmbH (Chairman)

Manfred Remmel
Essen
Executive Vice-President of RWE AG
- ▫ AXA Versicherung AG
- ▫ RWE Gas AG (Chairman)
- ▫ RWE Net AG (Chairman)
- ▫ RWE Plus AG
- ▫ RWE Solutions AG (Chairman)
- ▫ RWE Umwelt AG (Chairman)
- ▫ COMAU BV
- ▫ WISTA-Management GmbH

Dr. Klaus Sturany
Dortmund
Executive Vice-President of RWE AG
- ▫ Babcock Borsig AG
- ▫ Commerzbank AG
- ▫ Hannover Rückversicherungs-AG
- ▫ Heidelberger Druckmaschinen AG
- ▫ HOCHTIEF AG
- ▫ RAG AG
- ▫ RWE-DEA AG für Mineraloel und Chemie
- ▫ RWE Power AG
- ▫ RWE Solutions AG
- ▫ Shell & DEA Oil GmbH (Chairman)
- ▫ RWE Trading GmbH
- ▫ Thames Water Plc

Jan Zilius
Essen
Executive Vice-President of RWE AG
- ▫ Anhaltinische Braunkohlesanierungsgesellschaft mbH
- ▫ RWE Gas AG
- ▫ RWE Net AG
- ▫ RWE Rheinbraun AG
- ▫ RWE Systems AG

▫) Member of other mandatory Supervisory Boards.
▫) Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

Economic Advisory Board

Edmond Alphandéry
Paris
Président du Conseil de Surveillance de CNP

Dr. h.c. Manfred Bodin
Hanover
President and CEO of Norddeutsche Landesbank Girozentrale

Erwin Conradi
Baar
– until June 30, 2001 –
Managing Director of Beisheim Holding GmbH

Dr. Gerhard Cromme
Düsseldorf
Chairman of the Supervisory Board of ThyssenKrupp AG

Jürgen Dormann
Schiltigheim
President and CEO of Aventis

Dr. Michael Frenzel
Hanover
President and CEO of PREUSSAG AG

Prof. Dr. Dr. h.c. Joachim Funk
Düsseldorf

Dr. Jürgen Großmann
Georgsmarienhütte
Partner in Georgsmarienhütte GmbH

Helmut Haumann
Cologne
President and CEO of GEW Köln AG

Dr. Georg Holzhey
Augsburg
Managing Director of Haindl Papier GmbH

Dieter Kauffmann
Esslingen
Former President and CEO, Schutzgemeinschaft der Kleinaktionäre e. V.

Dr. Dr. E. h. Günther Klätte
Essen
– until June 30, 2001 –
Former Executive Vice-President of Rheinisch-Westfälisches Elektrizitätswerk AG

Dr. h. c. Martin Kohlhaussen
Frankfurt/Main
Chairman of the Supervisory Board of Commerzbank AG

Prof. Dr. E. h. Berthold Leibinger
Ditzingen
– until September 30, 2001 –
Managing partner, Trumpf GmbH & Co. KG

Prof. Dr. Hubert Markl
Munich
President of Max-Planck-Gesellschaft zur Förderung der Wissenschaften e. V.

Dr. Thomas Middelhoff
Gütersloh
– since February 1, 2002 –
President and CEO of Bertelsmann AG

Rafael Miranda
Madrid
Consejero Delegado del Grupo Endesa

Dr. Karl Josef Neukirchen
Frankfurt/Main
President and CEO of mg technologies ag

Dr. Udo Oels
Leverkusen
Executive Vice-President of Bayer AG

Alfred Freiherr von Oppenheim
Cologne
Chairman of the Supervisory Board of Sal. Oppenheim jr. & Cie. KGaA

Dr. Heinrich von Pierer
Munich
President and CEO of Siemens AG

Bernd Pischetsrieder
Wolfsburg
Executive Vice-President of Volkswagen AG

Dr. Wolfgang Röller
Neu-Isenburg
- until December 31, 2001 -
Honorary Chairman of the Supervisory Board of
Dresdner Bank AG

Diethelm Sack
Frankfurt/Main
Executive Vice-President of Deutsche Bahn AG

Dr. Ernst Schadow
Frankfurt/Main
Executive Vice-President of Celanese AG

Prof. Dr. Dieter Schmitt
Essen
Faculty of Energy Management Chair,
GH Essen University

Hans Peter Schreib
Düsseldorf
Attorney-at-Law, Executive Vice-President,
Deutsche Schutzvereinigung für Wertpapier-
besitz e. V.

Dr. Ron Sommer
Bonn
President and CEO of Deutsche
Telekom AG

Karl Starzacher
Essen
President and CEO of RAG AG

Prof. Dr. Jürgen Strube
Ludwigshafen
President and CEO of BASF AG

Marcus Wallenberg
Stockholm
Executive Vice President, Investor AB

Marylin Ware
New Jersey
- since February 1, 2002 -
Chairperson of the Board of American Water
Works Company, Inc.

Dr. E.h. Jürgen Weber
Frankfurt/Main
- since February 1, 2001 -
President and CEO of
Deutsche Lufthansa AG

Prof. Dr. Carl Christian von Weizsäcker
Cologne
Director of the Energy Industry Institute at
Cologne University

Wilhelm Werhahn
Neuss
Executive Vice-President of
Wilh. Werhahn

Dr. Mark Wössner
Gütersloh
- until August 31, 2001 -
Former Chairman of the Supervisory Board of
Bertelsmann AG

Dr. h.c. Wolfgang Ziemann
Essen
Former Executive Vice-President of RWE AG

Supervisory Board Committees

Executive Committee of the Supervisory Board

Dr. h.c. Friedel Neuber

Frank Bsirske

Dr. Paul Achleitner

Burkhard Drescher

Wilfried Eickenberg

Josef Pitz

Dr. Manfred Schneider

Erwin Winkel

Mediation Committee in accordance with Sec. 27 Para. 3 of the German Codetermination Act (MitbestG)

Dr. h.c. Friedel Neuber

Frank Bsirske

Berthold Krell

Dr. Manfred Schneider

Executive Board Human Resources Committee

Dr. h.c. Friedel Neuber

Dr. Paul Achleitner

Klaus-Dieter Südhofer

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen
Germany

T +49-201-12-00
F +49-201-12-1 51 99
I contact@rwe.com

Investor Relations:
T +49-201-12-1 50 25
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I invest@rwe.com

Corporate Communications:
T +49-201-12-1 52 50
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Design Landor Associates GmbH, Hamburg

Typesetting and lithography type&picture GmbH, Hamburg

Printed by Lonnemann GmbH, Selm
Printed on a Heidelberg Speedmaster

Production management NETWØRK GmbH, Hamburg

Paper Made from chlorine-free bleached pulp.

Annual reports, interim reports and further information on RWE can be obtained on the internet at www.rwe.com or by calling our shareholder hotline:
T 0 18 01-40 50 60 (in Germany)
T +49-18 01-40 50 60 (International, excluding USA)
T 011-49-18 01-40 50 60 (USA)

This annual report also appears in German.

Balance sheet press conference Analysts' conference Annual report for the 2001 truncated fiscal year	03/26/2002
Interim report for the first quarter of 2002	05/15/2002
Annual General Meeting	06/06/2002
Interim report for the first half of 2002 Analysts' conference Mid-year press conference	08/12/2002
Interim report for the first three quarters of 2002	11/13/2002

RWE
One Group.
Multi Utilities.

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen
Germany

T + 49-201-12-00
F + 49-201-12-1 51 99
I www.rwe.com

RWE

One Group.
Multi Utilities.

Annual Report 2001

Truncated financial year July – December

File No. 82-4018


Water
Electricity
Gas
Waste
management






DEA

07/2001 Withdrawal from non-core business: RWE Solutions—the former TESSAG—parts with its facility management business, and sells the Rheinelektra Technik Group. RWE Solutions had already sold its medical technology division MAQUET.

08/2001 RWE subsidiary CONSOL expands its gas operations in the USA: CONSOL Energy acquires all the shares in a joint venture for producing methane gas from coal seams. The USA's biggest coal exporter thus increases its annual gas production by 20%.

09/2001 RWE on the way to top ranking in the world's biggest water market: RWE announces a takeover bid for the US water company American Water Works. With 15 million customers in 29 US states and three Canadian provinces, the company is by far the largest publicly listed water utility in the USA. The purchase price is US$4.6 billion.

10/2001 RWE starts trading electricity in England: RWE Trading expands its operations in the English energy market. In the future it will also trade electricity in London as well as oil, gas and coal, offering a comprehensive range of services to British industrial customers.

11/2001 Enhanced position in Chile's water market: Thames Water receives the operating licence for Chile's fourth-largest water service provider, ESSAM. Shortly afterwards, the company also ups its holding in the regional water utility ESSEL to 51%. Together with the majority holding in the ESSBIO utility, this produces a coherent supply territory. One out of every five Chileans is now a customer of Thames Water.

12/2001 Quantum leap forward in European gas business: RWE wins the bidding procedure for privatizing the Czech Republic's gas industry, and moves up to No. 5 in terms of sales among European gas utilities. The purchase price is €4.1 billion. With the acquisition of Highland Energy, RWE also upgrades its gas production capabilities: the gas fields purchased are in the British North Sea, and will increase RWE's gas reserves by more than a third.

Go-ahead for Shell & DEA Oil: On December 20, 2001, the German antitrust authorities approve the merger of the two companies' refineries and logistic operations, plus their sales and marketing activities. Shell & DEA Oil becomes the new No. 2 in Germany's downstream market.

Brief portrait

With 155,000 employees and annual net sales exceeding €60 billion, RWE ranks among Europe's largest industrial corporations. With our multi-utility strategy, we concentrate on our four core operations of electricity, gas, water and environmental services, where we rank among the leading players in Europe. More than 13 million customers have opted for electricity and gas from RWE; more than 16 million people utilize our waste disposal services. And we supply another 43 million people worldwide with drinking water and waste-water services. These products today account for around 85% of our operating result. Following the planned sale of our non-core operations, we will in the medium term be fully focused on our multi-utility approach.

Core business						Non-core business
Electricity		Gas	Water	Environmental services		
RWE Power AG Power generation	**RWE Plus AG** Sales and marketing	**RWE Gas AG** Mid-/Downstream	**Thames Water Plc RWE Group** Water and sewerage	**RWE Umwelt AG** Waste management		**Heidelberger Druckmaschinen AG**
RWE Rheinbraun AG Lignite-fired power generation and mining	**RWE Solutions AG** Industrial services	**RWE DEA AG** Upstream				**HOCHTIEF AG** Construction and civil engineering
RWE Trading GmbH Trading	**Others** Harpen AG Decentralized and regenerative energy production					**Shell & DEA Oil GmbH** Production, refining and sales of petroleum products
RWE Net AG Net						
RWE Systems AG Corporate services						

RWE Group		July–Dec. 2001	July–Dec. 2000	+/– in %	Total year 2000/01
External net sales	€ million	**33,301**	29,519	+ 12.8	62,878
EBITDA	€ million	**3,637**	2,731	+ 33.2	6,575
Operating result	€ million	**2,029**	1,674	+ 21.2	3,953
Profit before tax	€ million	**1,143**	970	+ 17.8	2,238
Profit after tax	€ million	**804**	687	+ 17.0	1,760
Net profit	€ million	**621**	493	+ 26.0	1,264
Cash flow	€ million	**2,364**	1,660	+ 42.4	4,620
Return on capital employed (ROCE)	%	**11.1**	13.5	– 17.8	11.5
Capital costs (WACC) before taxes	%	**9.5**	9.5	–	9.5
Value added	€ million	**307**	498	– 38.4	770
Capital employed	€ million	**37,860**	24,766	+ 52.9	37,757
Capital expenditure	€ million	**3,706**	8,878	– 58.3	13,408
Earnings per share					
excluding goodwill amortization	€	**1.53**	1.07	+ 43.0	2.90
including goodwill amortization	€	**1.10**	0.87	+ 26.4	2.24
Cash flow per share	€	**4.20**	2.93	+ 43.3	8.18
Dividend per share	€	**1.00**[1]	–	–	1.00[2]

		12/31/01	06/30/01	+/– in %
Work force	FTE[3]	**155,634**	162,347	– 4.1

1) Proposed dividend for RWE AG's 2001 fiscal year (January to December), subject to approval by the AGM on June 6, 2002.
2) Dividend for the truncated fiscal year of RWE AG (July to December 2000).
3) In full time equivalents (FTEs) according to the percentage of full-time employment.

Key events in 2001

Top ranking position in the US water market With the takeover bid for American Water Works, we have taken another huge step forward. This will make us the paramount supplier in the USA's regulated water business, enabling us to participate in the dynamic growth of the world's biggest water market.

Gas business substantially strengthened By taking over the Czech Republic's major gas companies, we have moved into the premier league of Europe's gas utilities. This gives us a key position in Western Europe's natural gas transit operations.

High growth in earnings thanks to core business Despite a less-than-easy macroeconomic environment, we improved our operating result by 21%. The key factors were the stability and profitability of our multi-utility core business.

Good prospects for earnings Our cost and price discipline is paying off: the uptrend in electricity business is accelerating. The Group operating result can be expected to rise again in the 2002 fiscal year.



"Following the successful refocusing of our group's operations, we have become one of the most effective companies in the entire sector. RWE is shaping Europe's utility future."

Dear Shareholders and Friends of the Company,

2001 was a short but eventful fiscal year for the RWE Group, comprising just the six months from July to December 2001, due to our changeover to the calendar year. But in this period we achieved quite a lot: two major acquisitions have substantially boosted the capabilities of our core business in the water and gas sectors. At the same time, we have made further headway on our way to becoming the cost leader in Europe's competitive power industry. RWE is progressing with swift efficacy—and we are confident that with our focused utility portfolio we are well equipped to ensure that things stay that way.

Sharpened focus: four-pillar strategy becomes organizational reality This annual report is the first to fully reflect the group's new structure with its four core business areas—Electricity, Gas, Water and Environmental Services. Instead of the Energy Business Area, you will now find two business areas: Electricity and Gas. The Industrial Services Division meanwhile forms part of the new Electricity Business Area. We have sold off most of its peripheral operations. The new Gas Business Area subsumes not only the activities of RWE Gas, but also the Upstream Division of RWE-DEA. Because of its focus on gas production, we have assigned it to our core business.



Dr. Dietmar Kuhnt
Born in 1937 in Breslau, studied law. Joined the RWE Group in 1968. From 1992 to 1994 President and Chief Executive Officer at RWE Energie AG and Executive Vice-President of RWE AG. Since January 1995 President and Chief Executive Officer of RWE AG. Responsible for: Corporate Communications, Group Auditing, Group Executive Resources Development, Energy and Environmental Policy.

Non-core business: further steps for divestiture completed The significance of non-core business within the group's portfolio has decreased considerably in the past three years: we are now achieving around 85% of our operating result in core businesses. Our aim is to focus RWE fully on energy and environment. Further steps along this path have already been taken. For instance, in January 2002 we incorporated RWE-DEA's Downstream Division, i.e. filling stations and refineries, in the Shell & DEA Oil joint venture. The intention is to sell our holding at a later juncture. After selling the first six percent of the printing press producer Heidelberger Druckmaschinen, we have now made it clear that we intend to part with our holding in HOCHTIEF as well. As of January 1, 2002, we took the entire construction business out of full consolidation, which means that in future HOCHTIEF will only be included at equity in the financial statements.

Targets for 2001 reached—double-digit growth in core business results As you see, the restructuring operation is proceeding rapidly. And it's already paying off. With the earnings turnaround in our electricity business and expansion of our core operations, we are tapping into high value potential. We are also thrusting for growth in sectors which offer long-term stability, a prudent option particularly in times of economic stagnation. You, our shareholders, are profiting directly from this approach. The dividend proposed by RWE AG for the 2001 calendar fiscal year remains unchanged at €1 per share. When it is remembered that the preceding year's dividend of €1 was paid out for a short fiscal year of RWE AG, the total payout for the past 18 months is significantly higher than in previous years. RWE's shares thus rank among the consistently high-yield DAX stocks. Moreover, by significantly outperforming the DAX index in 2001, they have proved to be a stable investment in an extremely volatile stock market environment.

The past fiscal year illustrates the progress made in our core business. The targets for sales and earnings we put forward last autumn have been reached. Sales grew by 13%. Profits rose more steeply than sales. Earnings per share excluding goodwill amortization were 43% up on the preceding year's figure.



Born in 1949 in Timmendorfer Strand, studied agricultural economics and law. President and Chief Executive Officer of VEW AG until November 2000. From October 2000 President and Chief Executive Officer of RWE Power AG. Since November 24, 2000, Executive Vice President of RWE AG. Responsible for: Multi-Energy Rollout.



Dr. Richard R. Klein
Born in 1943 in Bad Oeynhausen, studied economics. From 1986 to 1994 Chief Administrative Officer of the City of Duisburg. Joined the RWE Group in 1994. Since December 1996 Chief Executive Vice-President of RWE AG. Responsible for: Corporate Development, Mergers and Acquisitions.

Manfred Remmel
Born in 1946 in Offenburg/Baden, studied industrial engineering. Head of production and materials management in the passenger car division of Daimler Benz AG until 1998. Since January 1999 Executive Vice President of RWE AG and President and Chief Executive Officer of RWE Energie AG, from October 2000 to August 2001 President and Chief Executive Officer of RWE Plus AG. Responsible for: Multi-Utility.

The steep growth in the operating results comes predominantly from our core business, which was up by 31%. In Germany's highly competitive electricity sector, for example, we achieved a further improvement in earnings following the turnaround in the final quarter of the preceding year, giving an adjusted increase of 19%. This was made possible primarily by massive cost-cutting initiatives. At the same time, with our margin-driven sales policy, we have profited from prices which have been relatively stable for the past year. The largest proportion of our result growth was contributed by our Water Business Area. With only 4% of sales, Thames Water accounted for one fifth of the operating result, yet another impressive performance from the newest member of the group.

A leap forward: acquisition of American Water Works and Transgas The ongoing acquisition of American Water Works means that in the future the water business will make an even greater contribution to consolidated profits. RWE will become the leading water utility in the USA, the world's biggest water market, and strengthen its No. 3 position on the international playing field. The crucial consideration here, however, is that we have moved substantially closer to our main objective in this line of business, which is to become the most profitable company on the global water market.

Shortly before the end of the fiscal year, we won the bidding procedure for privatizing the Czech Republic's gas industry. With the acquisition of the national gas utility Transgas and of shares in its eight regional counterparts, we have moved into the premier league as the new No. 5 among European gas companies. Europe's demand for gas is rising faster than its demand for electricity, making gas a highly promising market for the future.

Political environment continues to be complex The statutory framework we are facing from German (and increasingly European) energy and environmental policies is more than unsatisfactory. They are not suited to the competitive situation prevailing in the markets for gas and electricity. Competition is being distorted, for instance, by the continuing inequality of market deregulation across Europe. Moreover, the EU's debate on the topic of power grid regulation has not been concluded, although a compromise is beginning to emerge. The situation is further exacerbated by the ongoing discussion on a pan-European system for trading in CO_2 emission





Dr. Klaus Sturany
Born in 1946 in Wehrda/Hesse, studied mathematics, from 1997 to 1999 Spokesman of the Board of Management of GEA AG. Since December 1999 Executive Vice-President of RWE AG. Responsible for: Finance, Group Controlling, Investor Relations, Accounting, Tax, Insurance.



Jan Zilius
Born in 1946 in Marburg, studied law. Joined the RWE Group in 1990. Since April 1998 Executive Vice-President of RWE AG and Labour Director. Responsible for: Group Human Resources Management, Law/Board Matters.

rights. We are opposed to further political intervention, and see emission trading in the form envisaged as entailing financial burdens with significant effects on the future of Germany's industrial base. Not least, the price advantages which private households enjoyed after deregulation of the German electricity market have meanwhile largely been eroded by price components that are included for political reasons. Against this background, it must be welcomed that at least a viable solution has been found for promoting cogeneration.

The new fiscal year: dynamic developments anticipated in core business We have set ourselves some ambitious goals for 2002. The electricity business will achieve significant gains in profitability, particularly in its generating operations. Compared with a pro forma 2001 calendar year, we expect a double-digit rise in the operating result generated in this sector. Our Water and Environment Business Areas, will put in improved performances and, as a result, we will continue to see our core business generate earnings growth in 2002.

The outlook underlines how well our strategy is working. Following the successful refocusing of our group's operations, we have become one of the most effective companies in the entire sector. RWE is shaping Europe's utility future. This is why change is a permanent facet of our corporate endeavors, demanding a consistently high level of commitment, efficient structures and networked processes. RWE's teams are meeting and mastering these challenges with exemplary vigor. On behalf of the Executive Board, I should like to take this opportunity to express my gratitude to all our staff. Our thanks go to you, our shareholders, and all friends of the company, for your confidence in us, which we shall continue to do our best to deserve.

Essen, March 7, 2002
Yours sincerely,



Dr. Dietmar Kuhnt
President and CEO of RWE AG



For the RWE Group, 2001 continued to be characterized by the strengthening of our core business areas: Electricity, Gas, Water and Environmental Services. The Supervisory Board closely monitored measures implemented by the Executive Board, and gave it consistent support.

Due to the changeover of the fiscal year to the calendar year, this report of the Supervisory Board refers to two different reporting periods: the 2001 fiscal year of RWE AG (January 1 to December 31) and the 2001 truncated fiscal year of the RWE Group (July 1 to December 31).

In the 2001 fiscal year, the Supervisory Board convened for seven ordinary and three extraordinary meetings, and was briefed by the Executive Board on the Group's intended corporate policy, the progress of its business, the ongoing situation of the company and the Group as a whole, and on a multitude of individual topics. It discussed the issues involved and took the requisite decisions. Resolutions were prepared on the basis of written submissions. Outside the meetings, the Supervisory Board was informed in writing of important business occurrences and ongoing events. It received regular reports in which the situation of the company and the Group's divisions were presented in detail. The Chairman of the Supervisory Board was additionally kept informed of all significant occurrences in the Group, and discussed these with the Chairman of the Executive Board.

Regular subjects of both oral and written reporting from the Executive Board were the earnings performances of the company, the Group and the individual divisions as well as risk management. The various components of corporate planning were addressed in detail, including all deviations from the budget and the preceding year.

One major focus of the Supervisory Board's deliberations were the changes in the investment portfolio of RWE Aktiengesellschaft and its Group companies. The Board also passed the requisite resolutions.



Dr. h.c. Friedel Neuber

As regards the Group's electricity operations, the Supervisory Board approved the purchase of a holding in Kärntner Energieholding Beteiligungs GmbH, Klagenfurt, and the acquisition of further shares in VSE AG, Saarbrücken, as well as the restructuring of investments in regional utilities in the Rhein-Main-Neckar area to form Süwag Energie AG, Frankfurt. It dealt with the sale of the shares held by Group companies in STEAG AG, Essen, and the related acquisition of shares in Harpen AG, Dortmund. The Supervisory Board approved the public offer to purchase all shares in the Spanish power utility Hidroeléctrica del Cantábrico S.A., Oviedo, which did not meet with success due to a higher bid from a competitor. It assisted the Executive Board in its efforts to come to an agreement on RWE's investment in GEW Rheinland AG, and approved this project. In this context, the purchase of the remaining shares in Pocahontas Gas Partnership, Pittsburgh, USA, by CONSOL Energy Inc., Pittsburgh, should also be mentioned.

As regards RWE's gas operations, the Supervisory Board approved the expansionary steps taken in the Dutch gas market by acquiring majority holdings in Intergas N.V., Oosterhout, and in Obragas Holding N.V., Helmond. It supported the Executive Board in its successful efforts within the scope of the privatization of the Czech gas company Transgas a.s., Prague, and eight regional gas distribution firms, and approved the issuance of the bid concerned. The same applies to the purchase of all shares in Highland Energy Holdings Ltd., Aberdeen.

Another step towards further growth in the Group's water operations is planned by purchasing all the shares in American Water Works Company Inc., Voorhees, USA. The Supervisory Board approved the purchase offer following exhaustive discussions in an extraordinary meeting. It approved the purchase of further shares in Rheinisch-Westfälische-Wasserwerksgesellschaft mbH, Mülheim an der Ruhr. The Supervisory Board was also informed of many other investment projects underway at the Group company Thames Water Plc, not least in Chile. In our non-core business areas, the Supervisory Board approved the formation of a joint venture between RWE-DEA Aktiengesellschaft für Mineraloel und Chemie and Deutsche Shell GmbH in the downstream sector, designed to strengthen this line of business. Following its approval, the Supervisory Board was kept continually informed regarding the status of the talks being conducted with relevant antitrust authorities. The Supervisory Board also approved the reduction of the investment in Heidelberger Druckmaschinen AG, Heidelberg.

The Supervisory Board regularly addressed the development of energy prices in the various segments involved. Its deliberations covered both the



Supervisory Board Dr. h.c. Friedel Neuber
Chairman

Frank Bsirske*)
Deputy Chairman

effects of increasing taxes and levies on energy as a factor and the regulatory environment as a whole. The restructuring of the electricity sales operation effective September 1, 2001 was presented to the Supervisory Board in appropriate detail.

The Supervisory Board set up three committees, i.e. an Executive Committee, a Human Resources Committee and the Mediation Committee. The Executive Committee met twice in the 2001 fiscal year, dealing with major issues, particularly regarding the strategic focus of the Group and individual units, as well as preparatory deliberations on the consolidated financial statements. It also received comprehensive briefings on the Group's trading operations.

The Human Resources Committee met twice; the Mediation Committee was not convened. The members of these committees are listed by name under "Boards."

Due to the different dates for transitioning the fiscal year of RWE Aktiengesellschaft and major Group companies to the calendar year, the Supervisory Board dealt with the financial statements of RWE Aktiengesellschaft for the 2000 fiscal year at its March meeting and approved them. In the September meeting, discussions centered on the consolidated financial statements for the fiscal year from July 1, 2000 to June 30, 2001. From January 1, 2002 onwards, the annual financial statements of RWE Aktiengesellschaft and the financial statements of the Group will again be drawn up for the same period.

The financial statements of RWE Aktiengesellschaft for the fiscal year from January 1, 2001 to December 31, 2001, and the consolidated financial statements for the period from July 1, 2001 to December 31, 2001, as well as the reviews of operation for RWE Aktiengesellschaft and the Group as a whole, including the accounts, were scrutinized by the auditors appointed by the AGM held on June 7, 2001 and commissioned by the Supervisory Board to audit the annual financial statements for RWE AG and the RWE Group, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, Essen Branch Office, who have appended their unqualified approval. The above-mentioned documents, the annual report, and the auditor's reports were submitted to all members of the Supervisory Board in good time before the balance sheet meeting on March 20, 2002. The submissions, supplemented by a detailed report from the Executive Board, were exhaustively discussed at a plenary session of the Supervisory Board, following preliminary deliberations in the Executive Committee. The auditors who signed the audit report presented the material findings of their audit, and were available to answer questions.

Dr. Paul Achleitner
Carl-Ludwig von Boehm-Bezing
Burkhard Drescher
Wilfried Eickenberg*)
Ralf Hiltenkamp*)
Heinz-Eberhard Holl
Berthold Huber*)
Berthold Krell*)
Dr. Gerhard Langemeyer
Josef Pitz*)
Dr. Wolfgang Reiniger
Günter Reppien*)
Bernhard von Rothkirch*)
Dr. Manfred Schneider
Klaus-Dieter Südhofer*)
Dr. Alfons Friedrich Titzrath
Prof. Karel Van Miert
Erwin Winkel*)

*) Employee Representative

The Supervisory Board has reviewed the financial statements of RWE AG and the Group, the annual reviews for RWE Aktiengesellschaft and the Group, and the proposed appropriation of profits. No objections were raised as a result of this review. The Supervisory Board approved the results of the auditors' work. It approved the financial statements of RWE Aktiengesellschaft as of December 31, 2001, and thus adopted them. It concurs with the appropriation of profits proposed by the Executive Board, which provides for a dividend payout of €1 for each share with a dividend entitlement.

During the course of the fiscal year, Mr. Erwin Hahn stepped down from the Supervisory Board. Under a ruling by the Essen District Court dated May 23, 2001, Mr. Ralf Hiltenkamp has been appointed a member of the Supervisory Board in his place. The Supervisory Board thanks Mr. Hahn for his hard work and commitment to this body.

On conclusion the AGM held on June 7, 2001, the tenure of the Supervisory Board's shareholder representatives expired. For this reason, Dr. Friedhelm Gieske has stepped down from the Supervisory Board. The Supervisory Board thanks Dr. Gieske for his long years of commendable devotion to the interests of the RWE Group. Besides the existing shareholder representatives, the AGM elected Prof. Karel Van Miert as a member of the Supervisory Board for the first time. Dr. h.c. Neuber was elected Chairman in the subsequent constituent meeting.

On November 8, 2001, the tenure of the Supervisory Board's employee representatives expired. Consequently, Messrs. Johann Heiss and Ernst-W. Stuckert have stepped down from the Supervisory Board. The Supervisory Board thanks them for their constructive input in the company's interest. Besides the existing, Messrs. Wilfried Eickenberg and Josef Pitz were elected members of the Supervisory Board. In the following meeting, the Supervisory Board elected Mr. Frank Bsirske as its Deputy Chairman.

The Supervisory Board thanks the entire staff and the members of all management bodies in the RWE Group for their successful work over the past fiscal year.

Essen, March 20, 2002
The Supervisory Board

Dr. h.c. Friedel Neuber
– Chairman –



Number 1 in the world's biggest water market

The takeover of Thames Water was RWE's debut in the international water business. The acquisition of American Water Works will reinforce our position as the world's No 3. And in the future, it will make us the number 1 player in the world's biggest water market, the USA.

With the successful integration of Thames Water, RWE has laid the foundations for its Water Business Area, which is now classified as a core activity, and positioned itself as the number three player in the fast-growing global water market. All RWE's water operations have since been managed by Thames Water. While contributing "only" about 4% to total sales, the water business already accounts for around a fifth of the consolidated operating result. The Water Business Area has thus established itself as the fourth pillar in RWE's multi-utility portfolio, is highly profitable and is growing steadily. The acquisition of American Water Works, which is expected to be finalized in mid-2003, is another milestone on this path. Once completed, RWE will be serving 58 million people worldwide and simultaneously become the market leader in the regulated segment of the world's most attractive water market: the USA.

Dynamic growth

Water is the utility sector with the highest growth rates, fueled by continuing privatization in conjunction with increasingly stringent quality and environmental standards. Prominent economic research institutes predict particularly vigorous growth in the US water market, attributable not least to the market structure involved.

Around 54,000 companies in the USA share the regulated water and wastewater services market for private households and commercial customers. 85% of the utilities concerned supply fewer than 3,300 customers. Most of these small firms lack the financial resources and the know-how required to survive on the US market over the long term and are in many cases facing the need to modernize their outdated network infrastructure. There are also more stringent environmental regulations to



be complied with. The US administration estimates the volume of investment needed over the next 20 years at more than US$280 billion. Therefore, access to the long-term potential of the water business will be restricted to those who are willing and able to make substantial capital investment. The trend towards further privatization is thus inevitable. Besides the growth potential arising from tighter quality and environmental requirements, the regulated market offers incentives enough: since it is only rarely exposed to economic fluctuations, it is characterized by high long-term stability in terms of sales and profits.

Another option for the smaller water utilities and industrial customers to counter the growing pressures on investment capabilities and efficiency is offered by long-term operation and maintenance (O & M) agreements with proficient and experienced private service providers—a sector not subject to regulation. More and more municipal utilities in the USA are making use of this outsourcing alternative. The non-regulated O & M market therefore harbors excellent potential, with a predicted annual growth rate of 16%.

Another growth opportunity in the US water market lies in the wastewater services sector. Only about 10% of this business has been privatized so far. Extensive infrastructure investments will be on the agenda here for the decades ahead. In addressing this segment of the market, American Water Works can benefit from Thames Water's specific expertise.

Making the most of growth opportunities with American Water Works

Since the acquisition of E'town, a wholly owned subsidiary of Thames Water, RWE has been supplying a million people in the USA with water and wastewater services. In addition, more than 1.5 million customers are served by Thames Water in San Juan, the capital of Puerto Rico. The purchase of American Water Works signifies a giant leap forward. In terms of total sales, American Water is by far the largest publicly quoted water utility on the highly fragmented US market, and number 5 worldwide. The company supplies 15 million people in the USA with fresh water, and one million with wastewater services. With around 6,600 employees, American Water is represented in 29 US states, principally in the North-east, the Midwest and the South, as well as in three Canadian provinces.

American Water Work's history shows a pattern of strong growth: since 1990, the firm has approximately doubled its sales volume. As the leading driver of consolidation in the US water market, American Water Works has acquired and

American Water Works: presence in 29 American states



successfully integrated almost 60 water utilities in the past four years alone. Most recently, the company acquired Citizens Water, one of the biggest utilities in the regulated sector. At the same time, American Water Works has upgraded its operations in the attractive O & M business by taking over Azurix North America. Internal growth, too, is a major priority: the company possesses a vast pool of experience for creating added value in the regulated market from the existing customer base. This has been achieved through customer-oriented investments in infrastructure, which the regulator involved rewards by approving increased tariffs.

One hundred years of customer service experience, a proven track record of acquisition integration and a good reputation on the market, not least with regulatory authorities, round off the picture of America's Number One.

"Water as a value booster"—our newest utility offers attractive prospects for the future

The acquisition of American Water Works will significantly enhance the competitive position of the core water business. Water will continue to be developed as a significant source of value-added for the group, and this core business plays a key role in our long-term strategy: water is the most stable, most profitable and fastest-growing utility sector. If American Water Works were to be included, the water business would have already contributed one quarter of RWE's EBITDA in the truncated fiscal year. Yet more evidence that the "blue gold" still offers a lot of opportunities.



or life ... water for living ... water for driving ...


One Group.
Multi Utilities.

RWE shares once again outperform the DAX

As in the previous year, RWE's share performed better than the DAX itself. Many investors rendered cautious by the uncertain business cycle preferred stable stocks like RWE, attracted not least by our strategy of focus and cost-cutting.

RWE defies weakness on the financial markets
The truncated fiscal year was characterized by substantial price drops on the German stock market. Between June 30 and December 31, 2001, the German share index (DAX) fell by 15% to 5,160 points, a decline principally attributable to the economic downturn in the USA and Europe. Following the terrorist attacks of September 11, prices fell steeply, with the DAX plunging to a four-year low of 3,787 points on September 21. At the end of 2001, however, the index was back up above 5,000.

RWE's shares were not unaffected by the market's general weakness, but, as in the preceding year, performed better than the DAX. During the period under review, the common share fell by around 10% to a price of €42.20 at the end of the year. The preferred share fell by 11% to €31.25.

During the first three months of the truncated fiscal year, RWE shares proved considerably more stable than the DAX itself, particularly following the terrorist attacks in the USA. This is primarily attributable to a buoyant demand for crisis-proof utility stocks, plus high acceptance levels for our corporate strategy. Moreover, the capital markets took note of the earnings turnaround achieved in our electricity business.



Performance of RWE's shares compared with the DAX


RWE common share
RWE preferred share
DAX
100
80
60
06/30/2001
12/31/2001
02/28/2002

From October onwards, the performance of RWE's shares lagged significantly behind the DAX. The reason for this was a surge in demand for stocks sensitive to the business cycle, particularly in the high-tech sector.

Performance since the beginning of the new fiscal year

During the early part of 2002, stock markets were still characterized by general uncertainty regarding the business cycle, initially causing DAX to continue its slide. Late in February, the index was back up to 5,000, following slightly more encouraging signals from the USA. The RWE stock's performance roughly shadowed the DAX. At the end of February, our shares were close to the year-end prices for 2001.



RWE share indicators		07 – 12 2001	2000/ 2001	1999/ 2000	1998/ 1999	1997/ 1998
per share[1]						
Earnings						
excl. goodwill amortization	€	**1.53**	2.90	2.62	2.31	2.11
incl. goodwill amortization	€	**1.10**	2.24	2.24	2.07	1.80
Cash flow	€	**4.20**	8.18	6.19	8.25	8.47
Dividend	€	**1.00**[2]	1.00[3]	1.00	1.00	0.92
Dividend incl. tax credit	€	**–**[4]	1.43	1.43	1.43	1.31
Balance sheet ratio[5]	€	**12.58**	12.84	11.00	10.92	10.15
Common shares						
Year-end	€	**42.20**	46.98	35.20	44.89	54.61
High	€	**49.95**	51.70	46.55	55.48	56.50
Low	€	**37.10**	35.00	30.50	36.20	37.32
Preferred shares						
Year-end	€	**31.25**	35.30	28.40	33.70	39.42
High	€	**38.50**	38.10	34.70	40.65	43.87
Low	€	**26.20**	28.50	24.95	23.50	30.32
Dividend paid	€ million	**562**[2]	563	523	555	511
Payout ratio	%	**45.2**[6]	44.6	43.2	48.3	51.2
Number of shares						
Dec. 31	million	**570.0**	570.0	523.3	555.3	555.3
Common shares	million	**531.0**	531.0	473.0	473.0	330.4
Preferred shares	million	**39.0**	39.0	50.3	82.3	217.8
Weighted average number of shares in circulation	million	**562.4**	564.6	541.5	555.3	555.3
Market capitalization						
End of fiscal year	€ billion	**23.6**	26.3	18.1	24.0	27.0

1) In relation to the weighted number of shares in circulation.
2) Proposed dividend for the 2001 fiscal year of RWE AG (January to December), subject to approval by the AGM on June 6, 2002.
3) Dividend for the truncated 2000 fiscal year of RWE AG (July to December).
4) Dividends of RWE AG as of the 2001 fiscal year are subject to new tax laws (the "half income system").
5) Equity (less proposed dividend) per share.
6) Payout in relation to double the net profit for the truncated fiscal year.

RWE stock is an attractive long-term investment

RWE shares constitute an attractive long-term investment for risk-conscious investors in particular. If you invested in RWE at the end of 1991, by the end of 2001 you would have achieved an average annual return of 11.0% (common share) or 10.5% (preferred share). This performance is conditional upon dividends and proceeds from subscription rights being fully reinvested in RWE shares.



Proactive communication of changes

The international expansion of our multi-utility core business and the progress achieved in restructuring our German electricity business were the major focus of our communication work with the capital market. Highlights included our proposed acquisition of American Water Works and the Czech Republic's gas industry. Our aim was to explain to analysts and investors not only the strategic opportunities involved, but also, and more importantly, the value-enhancing effects of these acquisitions.

In this context, we have once again expanded our communicative capabilities: in the future, our website will provide not only chart presentations, but also audio broadcasts of telephone and analyst conferences on important topical subjects. We are thus ensuring that private shareholders also have full and immediate access to the information concerned.

Institutional investors' informational requirements are rising steadily. With our IR office in London, we can maintain a higher-profile, international on-the-spot presence. We increased the number of one-on-one meetings in the USA and the UK, and expanded our geographic coverage to include Asian financial centers.

Comparative performance[1)] of RWE shares and important indices up to the end of 2001 in % p.a.	1 year	5 years	10 years
RWE common share	– 9.8	+ 7.1	+ 11.0
RWE preferred share	– 7.2	+ 6.2	+ 10.5
DAX 30	– 19.8	+ 12.3	+ 12.6
CDAX Utilities	– 5.0	+ 9.2	+ 13.2
Dow Jones EURO STOXX 50	– 19.2	+ 17.4	+ 17.2
Dow Jones EUROPE STOXX 50	– 17.4	+ 16.9	+ 17.0
Dow Jones STOXX	– 15.5	+ 13.9	+ 14.6
Dow Jones STOXX Utility	– 8.1	+ 12.8	+ 14.6
REXP[2)]	+ 5.6	+ 5.6	+ 7.6

1) Price development of shares and share indices including cash dividends and earnings from measures affecting shares outstanding.
2) Index for government securities on the German bond market with a remaining term of 0.5 to 10.5 years, with due regard to price changes and interest income.




london
essen

Further RWE bonds placed successfully

RWE also offers attractive investment opportunities for lenders. Since April 2001, we have issued seven bond tranches and made several private placements on the capital market with gratifying success. We are thus financing external growth in our core business and optimizing the Group's capital structure.

Issuance volume expanded to more than €4.8 billion

Since our debut on the market for corporate bonds in April 2001, we have successfully placed a total of seven tranches. In addition, we have made several private placements. Issued in euros, pounds, sterling, yen and dollars, our bonds currently comprise a total volume of about €4.8 billion (status: March 1, 2002). The aim of these placements is not only to finance our acquisitions, but also to optimize the Group's financial structure. The issues met with keen interest from investors and were in some cases substantially oversubscribed. In recognition of our successful debut on the bond market, the prestigious financial market trade periodical "Euroweek" awarded us first prize in three categories, including "most impressive new bond borrower." The accolades are based on representative surveys conducted by Euroweek among banks, borrowers, and investors as well as organizations on the international capital market.

High ratings confirmed

In December 2001, Moody's Investors Service and Standard & Poor's rated us at Aa3 and AA- (negative outlook) respectively. With these ratings, RWE occupies a leading position among utilities in Europe's deregulated markets. Going forward, the further expansion of our core business will still necessitate borrowing outside funds on the capital market. With a favorable rating, we are well placed to do this at low costs.



In parallel to extensive new bond issues, we have also expanded our investor relations activities to include bond investors, bond analysts and rating agencies. Worldwide, we are in contact with more than 100 specialists from these target groups. Plus, we are one of the first companies to offer a separate section on our website featuring up-to-date information on our company's bonds.

RWE bond issues at a glance (excluding private placements, status: March 1, 2002)

Tranches	Issuer	Issue date	Coupon in %	Maturity	ISIN Number
€2.0 billion	RWE Finance B.V.	April 20, 2001	5.375	April 2008	XSO127984317
€0.5 billion	RWE Finance B.V.	April 20, 2001	6.25	April 2016	XSO127984747
£0.25 billion	RWE Finance B.V.	April 20, 2001	5.75	April 2006	XSO127991874
£0.35 billion	RWE Finance B.V.	April 20, 2001	6.5	April 2021	XSO127992336
€0.15 billion	RWE Finance B.V.	Oct. 11, 2001	6.25	April 2016	XSO127984747
£0.225 billion	RWE Finance B.V.	Oct. 11, 2001	6.5	April 2021	XSO127992336
€0.2 billion	RWE Finance B.V.	Jan. 11, 2002	6.25	April 2016	XSO127984747






RWE



On track for international growth

Over the course of our truncated 2001 fiscal year, we have succeeded in laying the groundwork for pronounced international growth. Milestones along the way included the bid for American Water Works and our successful bid in the privatization of the Czech gas industry. Thanks to strict cost controls, we were able to significantly improve our profitability in the intensely competitive German electricity sector. We have improved the Group's operating result by 21%, despite a difficult economic climate for non-core business.

Financial year abbreviated by transition to calendar fiscal year

This financial report includes the RWE Group consolidated financial statements for the period of July 1 to December 31, 2001. For ease of comparison we have used only the first six months (July 1 to December 31, 2000) as the period of comparison in the review of operations and subsequent chapters on business areas. The abbreviated reporting period was necessitated by the transition to a calendar fiscal year as of January 1, 2002. RWE AG, the Group's parent company, had already made the transition as of January 1, 2001.

New reporting structure enhances transparency

To provide our shareholders with the greatest possible transparency, we have adjusted our reporting structure to reflect changes in our Group structure. It now revolves completely around the four pillars of our multi-utility core business: electricity, gas, water, and environmental services. This entailed creating electricity and gas business areas from the former energy segment.



The following business units, along with their management companies, are grouped in the new Electricity Business Area:

- ☐ Power Generation (RWE Power)
- ☐ Lignite-Fired Power Generation and Mining (RWE Rheinbraun)
- ☐ Trading (RWE Trading)
- ☐ Net (RWE Net)
- ☐ Sales (RWE Plus)
- ☐ Industrial Services (RWE Solutions, formerly TESSAG)
- ☐ Corporate Services (RWE Systems)

Our new Gas Business Area comprises the following business units:

- ☐ Mid-/Downstream (RWE Gas)
- ☐ Upstream (RWE-DEA).

RWE-DEA's oil downstream activities (refineries and filling stations) are part of our non-core business. They have become part of a joint venture we formed with Shell Deutschland, which took effect on January 2, 2002, and we will report separately on them from that date forward. RWE-DEA's chemical operations were divested effective March 1, 2001.

Global economy cools down substantially

The significant slowdown in the global economy left its mark on the 2001 truncated fical year. US economic development bottomed out in the fall of 2001. EU countries saw growth rates decrease as a delayed result of the US economy's recession. The economic downturn primarily affected investments and exports, while consumption had a stabilizing effect. The US recession also had a strong impact on key markets in the Far East and Latin America. Germany was the Eurozone's weakest performer, with GDP only slightly up year-on-year.

Sectoral trends for RWE: core business largely stable

Electricity prices continued to stabilize on the German wholesale market during the truncated fiscal year. Domestic energy consumption was influenced by two contradictory trends. While industrial demand softened in a generally weak economic environment, cooler weather in comparison with last year tended to increase consumption. Primary energy use rose by a good 1.2% overall. Electricity consumption remained at approximately the same level as the previous year, gas was up 5%.

Prices on the international oil market slumped markedly in the second half of 2001. Declining at times to less than US$20 a barrel, they reached their lowest level in two years at the end of 2001. The world's flagging economy was the determinant factor here. Within a few months, developments on the oil market took their toll on gas prices as well. The latter were still influenced by the high oil prices of the first half of 2001 during the truncated fiscal year but the trend was down.

Dynamic growth in the private water market continued unabated despite the softening economic climate. The force driving growth in this sector was continuing privatization in the face of increasing demands on quality and environmental protection. The key markets are North America, Central and Eastern Europe, and individual countries in Latin America and Asia.

Heavy price pressure and stagnating demand characterized the German waste disposal market. The trend to using private waste disposal companies continued in the municipal sector. Growing demand in foreign markets generated a positive impetus.







Oil demand in Germany rose by 1.5% compared to the year-earlier figure. In the light of falling prices, private households have again filled their fuel oil tanks. On the other hand, fuel consumption declined. Refinery earnings were high, but not high enough to reach the record levels of the previous year. Filling station margins remained unsatisfactory.

The printing press industry was overshadowed by the global economic downturn. In the USA, the largest market for printing systems, the recession was marked by sharp falls in capital expenditure on plant and a resultant slump in new orders. Demand was down in EU countries as well.

Growth in the international construction industry only recorded a slight decrease overall, despite the sagging global economy. Some sectors were significantly affected, however. The economic effects of the September 11 attacks were felt particularly in airport projects. The structural crisis in the German construction industry continued, now in its eighth year. Capital expenditure on construction declined again.

First-time consolidation and expansion of electricity trading nets strong rise in sales
Group external sales were up 12.8% compared to the previous year, reaching €33.3 billion. Consolidation effects contributed substantially to the rise in sales:

- Inclusion of Thames Water in the Water Business Area (+ €1,394 million),
- First-time consolidation of Leighton Holdings at HOCHTIEF, which had previously been managed as a subsidiary (+ €1,360 million), and

RWE Group **Net sales by region in %**	**July – Dec. 2001**	2000/01
Germany	**58.2**	62.1
Europe, not including Germany	**15.7**	12.9
America	**18.2**	19.5
Asia	**4.1**	3.5
Australia	**3.2**	1.6
Africa	**0.6**	0.4

External net sales in € million	July–Dec. 2001	July–Dec. 2000[1]	+/– in %	2000/01[1]
Electricity	**10,904**	9,155	+ 19.1	19,748
Gas	**1,647**	1,526	+ 7.9	3,603
Water	**1,394**	–[2]		1,690[2]
Environmental Services	**1,068**	1,058	+ 0.9	2,045
Total core business	**15,013**	11,739	+ 27.9	27,086
RWE-DEA Downstream	**8,414**	9,032	– 6.8	17,259
Heidelberger Druckmaschinen	**3,573**[3]	2,195	+ 62.8	5,303
HOCHTIEF	**6,176**	5,020	+ 23.0	11,027
Total non-core business	**18,163**	16,247	+ 11.8	33,589
Other activities[4]	**125**	1,533	– 91.8	2,203
RWE Group	**33,301**	29,519	+ 12.8	62,878

1) Adjusted for the new Group structure.
2) The Water Business Area was included for the first time in the third quarter of the 2000/01 fiscal year.
3) Three of Heidelberg's quarters (April to December 2001) are included in the truncated fiscal year.
4) Including RWE-DEA's chemical business (previous year only) and Harpen.

- In the Electricity Business Area, RWE Trading's first-time consolidation of SSM Coal, the Dutch coal trader formerly managed as a subsidiary at RWE Rheinbraun (+ €399 million) and RWE Power's first-time consolidation of Turbogas, the Portuguese power company (+ €169 million).

We have also included three of Heidelberger Druckmaschinen's quarters (April through December 2001) in the truncated fiscal year. This was occasioned by the transition of the RWE Group fiscal year to a calendar year basis, necessitating synchronization of reporting periods that were previously three months delayed. The inclusion of Heidelberg's third quarter contributed an additional €1,273 million.

The sale of RWE-DEA's chemical business as of March 1, 2001 reduced net sales. In the same period last year, it had contributed earnings of €1,402 million.

Adjusted for the effects of consolidation and Heidelberg's third quarter, sales were up 2.7%. Expanded business at RWE Trading played a crucial role in the rise. The share of foreign sales within Group net sales advanced to 41.8%.

Details of sales trends within the individual business areas can be found on Pages 52 to 78.

Double-digit increase in EBITDA and operating result

We achieved a clear success by hitting the target we published in September 2001 as we lifted results once again. We were able to improve EBITDA by 33.2%, to €3,637 million, and our operating result rose by 21.2% to €2,029 million. The steep climb in our result stemmed almost completely from core business, while negative economic trends cast a distinct shadow over our non-core business. The first-time inclusion of Thames Water contributed significantly to increased earnings, generating 20.5%, or €415 million of the Group's operating result. A special effect of the transition to the calendar fiscal year had a negative impact: earnings from companies valued at equity can only be included in fiscal 2002 for the most part. When

EBITDA in € million	July-Dec. 2001	July-Dec. 2000[1]	+/- in %	2000/01[1]
Electricity	**1,732**	1,576	+ 9.9	3,254
Gas	**395**	386	+ 2.3	868
Water	**670**	-[2]		821[2]
Environmental Services	***176***	*164*	+ *7.3*	*309*
Total core business	**2,973**	2,126	+ 39.8	5,252
RWE-DEA Downstream	**271**	304	- 10.9	558
Heidelberger Druckmaschinen	**306**[3]	247	+ 23.9	711
HOCHTIEF	**237**	71	+ 233.8	165
Total non-core business	**814**	622	+ 30.9	1,434
Other[4]/holding/consolidation	**- 150**	- 17	- 782.4	- 111
RWE Group	**3,637**	2,731	+ 33.2	6,575

1) Adjusted for the new Group structure.
2) The Water Business Area was included for the first time in the third quarter of fiscal 2000/01.
3) Three of Heidelberg's quarters (April to December 2001) have been included in the truncated fiscal year.
4) Including RWE-DEA's chemical business (previous year only) and Harpen.

adjusted for this effect and Thames Water and *excluding Heidelberg's third quarter, the operating* result reached approximately the same level as the preceding year.

The Group's return on capital employed (ROCE), came in at 11.1%. That put it above the capital cost of 9.5% before taxes. So even in this short fiscal year, we were able to increase shareholder value. The absolute value created, a crucial measure of the success of our activities, was €307 million, compared to €498 million in the preceding year. The decrease was occasioned primarily by the large increase in capital employed resulting from the inclusion of Thames Water. The water business was not included in comparable figures for the preceding year.

Details regarding the core business areas:

Electricity

The Electricity Business Area improved its EBITDA by 9.9%. Its operating result was slightly higher than in the previous year as well. Margin improvements based on cost reductions and increased wholesale prices formed the backdrop. They were offset by increased fuel costs. In addition, CONSOL Energy reported significantly reduced results due to geological impediments in its hard coal production and dramatically lower gas prices in the USA. The fact that most of the earnings from companies valued at equity were not included in the truncated fiscal year caused a negative, one-off effect. When adjusted for these two effects, the operating result increased by around 19%. That means the upward trend in our German electricity business has accelerated significantly. The Electricity Business Area achieved a ROCE of 12.1%, thus clearly surpassing its capital cost of 10%.



Operating result in € million	**July–Dec. 2001**	July–Dec. 2000[1]	+/– in %	2000/01[1]
Electricity	**960**	947	+ 1.4	1,730
Gas	**258**	291	– 11.3	732
Water	**415**	–[2]		563[2]
Environmental Services	**89**	77	+ 15.6	135
Total core business	**1,722**	1,315	+ 31.0	3,160
RWE-DEA Downstream	**202**	239	– 15.5	429
Heidelberger Druckmaschinen	**146[3]**	152	– 3.9	510
HOCHTIEF	**122**	65	+ 87.7	97
Total non-core business	**470**	456	+ 3.1	1,036
Other[4]/Holding/Consolidation	**– 163**	– 97	– 68.0	– 243
RWE Group	**2,029**	1,674	+ 21.2	3,953

1) Adjusted for the new Group structure.
2) The Water Business Area was included for the first time in the third quarter of the 2000/01 fiscal year.
3) Three of Heidelberg's quarters (April to December 2001) have been included in the truncated fiscal year.
4) Including RWE-DEA's chemical business (previous year only) and Harpen.

Gas

EBITDA generated by the Gas Business Area grew by 2.3%. By contrast, the operating result was down by 11.3%. This variance can be attributed to the fact that we made significantly higher write-offs due to the expansion of our production capacities. These reduce the operating result but not EBITDA. While the operating result for the upstream business unit fell 30.4% below last year's record level due to the drop in crude oil prices, RWE Gas lifted this figure by 60.7% primarily due to gas prices that were higher on average. The ROCE decreased to 15.9%, but still continued to significantly surpass the capital cost of 11.0%.

Water

Generating EBITDA of €670 million and an operating result of €415 million, the Water Business Area contributed about one-fifth of the group's result. An important component of revenues earned stems from the regulated water business in the United Kingdom. In view of sharply increasing international business, however, the relative share of this segment continued to decline. At 6.5%, the ROCE was below the specific capital cost of 8.0% for this business area. Goodwill amortization from the acquisition of Thames Water plays a key role here. Net of this

Reconciliation of EBITDA to the operating result in € million	**July–Dec. 2001**	July–Dec. 2000	2000/01
EBITDA[1]	**3,637**	2,731	6,575
– operating write-downs	**– 1,600**	– 1,230	– 3,027
EBIT[2]	**2,037**	1,501	3,548
+ operating result from investments	**– 8**	173	405
Operating result	**2,029**	1,674	3,953

1) Earnings before interest, taxes, depreciation and amortization.
2) Earnings before interest and taxes.



effect, the ROCE is 9.2%, and thus higher than the capital cost.

Environmental services

The result achieved by the Environmental Services Business Area was significantly improved. Its EBITDA rose by 7.3%, and the operating result by 15.6%. Synergies arising from the integration of the former VEW's disposal business (Edelhoff) were crucial in accomplishing this. At 12.8%, the ROCE was higher than the capital cost of 10.0%. We were thus able to achieve clearly positive value added in the Environmental Services Business Area.

Non-core business

- As expected RWE-DEA Downstream could not repeat the previous year's outstanding result. EBITDA declined by 10.9%, and the operating result by 15.5%, which can be attributed primarily to low filling station margins. The ROCE fell by 39.2% but nonetheless remained significantly higher than the capital cost.
- Heidelberger Druckmaschinen achieved a 23.9% increase in its EBITDA since the reporting period was extended by three months. By contrast the operating result declined by 3.9%. This reflects increased write-offs due to inclusion of an additional quarter and diminished profits from investments. Both values affect the operating result but not the EBITDA. Adjusted for Heidelberg's third quarter, EBITDA would have been reduced by 19.0% and the operating result by 31.6%. This was caused primarily by the collapse of demand in the USA. At 9.4% the ROCE did not match the capital cost.
- HOCHTIEF more than tripled its EBITDA in comparison with the very low level of the preceding year. The operating result showed an improvement of 87.7%. The effects of initial consolidation were the decisive factor here—primarily through Leighton Holdings—as well as Turner's earnings increase. Reduced domestic profits were more

Operating Income Statement in € million	**July–Dec. 2001**	July–Dec. 2000	+/– in %	2000/01
Profit from operating activities	**1,752**	1,408	+ 24.4	3,161
+ Result of investments	**312**	286	+ 9.1	638
– Non-operating result	**– 52**	– 41	+ 26.8	112
+ Interest credit on advance payments received	**17**	21	– 19.0	42
Operating result	**2,029**	1,674	+ 21.2	3,953
+ Non-operating result	**52**	41	+ 26.8	– 112
+ Financial result	**– 938**	– 745	– 25.9	– 1,603
Profit before tax	**1,143**	970	+ 17.8	2,238
– Taxes on income	**– 339**	– 283	+ 19.8	– 478
Profit after tax	**804**	687	+ 17.0	1,760
– Minority interests	**– 183**	– 194	– 5.7	– 496
Net profit	**621**	493	+ 26.0	1,264
Earnings per share (€)				
Excluding goodwill amortization	**1.53**	1.07	+ 43.0	2.90
Including goodwill amortization	**1.10**	0.87	+ 26.4	2.24

RWE value management: goal-orientated control of all the Group's business areas

Increasing shareholder value lies at the heart of our strategy. Additional value is created when the return on capital employed exceeds capital cost. We measure the return as ROCE (return on capital employed). ROCE reflects the purely operating return of a company or business area. It is the product of dividing the operating result by operating assets.

We calculate our cost of capital as a weighted average of equity and external capital costs. The equity capital costs cover the market's company-specific expectation of returns when investing in a share of RWE above and beyond that of a risk-free investment. The external capital costs are linked to long-term financing conditions in the RWE Group and allow external capital interest to be classified as tax deductible (tax shield).

We calculate the Group's cost of outside capital by applying a pre-tax cost rate of 6%. The cost of equity capital is derived of the basis of an interest rate of 5.5% which is customary for a risk-free investment, and add to that risk charges specific to the business area or the Group. We do not derive the relationship between equity and external capital from the amounts carried in the balance sheet but rather assume a long-term ratio of 40:60. The RWE Group's cost of capital is thus 9.5% before taxes.

Relative value added is the difference between ROCE and the capital cost rate. Multiplying this by the capital employed results in the absolute value added, which we employ as a central management benchmark. It is the most important criterion for evaluating capital expenditures. The higher the value added, the more attractive a particular activity is for our portfolio.

Value added during the 2001 truncated fiscal year	Operating result € million	Capital employed € million	ROCE[1] %	Capital costs %	Relative value added %	Absolute value added[2] € million	Absolute value added July – Dec. 2000 € million
Electricity	960	15,833	12.1	10.0	2.1	168	163
Gas	259[3]	3,251	15.9	11.0	4.9	83	115
Water	415	12,784	6.5	8.0	– 1.5	– 96	–
Environmental Services	89	1,396	12.8	10.0	2.8	19	12
Total core business	1,723	33,264	10.4	–	–	174	290
RWE-DEA Downstream	202	1,030	39.2	13.0	26.2	135	189
Heidelberger Druckmaschinen	223[4]	3,180	9.4	14.0	– 4.6	– 111	– 8
HOCHTIEF	122	1,140	21.4	14.0	7.4	42	– 30
Total non-core business	547	5,350	20.5	–	–	66	151
Others/holding/consolidation	– 164	– 754	–	–	–	–	–
RWE Group	2,106	37,860	11.1	9.5	1.6	307	498

1) Operating result projected over the full year.
2) Figures for six months (corresponding to the truncated fiscal year).
3) Including €1 million reclassification of results produced by financial investments.
4) Including interest from sales financing in the amount of €77 million. Three of Heidelberg's quarters (April to December 2001) have been included in the truncated fiscal year.

than compensated for during the truncated fiscal year after a weak first six months in 2001. At 21.4%, ROCE exceeded the capital cost.

Net profit also significantly up on previous year
Pre-tax profits rose by 17.8% to €1,143 million. Growth here was less pronounced than in the case of operating result. This can be attributed primarily to the 25.9% decline in the financial result, which was down to €–938 million. This reflects interest expenditures to finance the acquisition of Thames Water and the British water utility's liabilities. The non-operating result of €52 million represented an improvement. This can be attributed primarily to profits from the sale of shares in our east German subsidiary, LAUBAG. Increased goodwill amortization, particularly in connection with Thames Water, had an opposite effect.

Profit after tax rose by 17.0% to €804 million. Our effective tax rate of 29.7% was more or less on par with the preceding year's level. Minority interests decreased by 5.7% due to reduced profits of CONSOL Energy and RWE Plus, among other reasons. Our net profits improved by 26.0% to €621 million. That translates into €1.10 in earnings per share excluding goodwill amortization and €1.53 including goodwill amortization.

Cash flow: 42% increase
At €2,364 million, cash flow rose by 42.4% over the preceding year. The increase was primarily the result of improved cash flow in the Electricity Business Area and the first-time inclusion of Thames Water. Net cash from operating activities improved to €1,021 million. On the one hand this reflects sharply improved cash flow, and on the other hand we built up less net working capital than we did in the previous year. The accelerated reduction of short-term provisions had a countervailing effect.

Net cash outflow from investment activities amounted to €4,119 million. Outlay for capital expenditure, securities and cash investments exceeded income from divestments by that amount. To finance capital expenditures debt was assumed, which resulted in net cash for financing activities of €3,109 million. Cash and cash equivalents also increased by €806 million, reflecting the liquidity level on the date of acquisition of the companies that were fully consolidated for the first time. Net financial assets were down by €1,261 million, to – €1,126 million in the short fiscal year. This substantial drop of around €6.3 billion compared with December 31, 2000, is attributable to high capital expenditure on tangible and financial assets and to the acquisition of Thames Water.

Cash flow statement*) in € million	**July – Dec. 2001**	July – Dec. 2000	+/– in %	2000/01
Cash flow	**2,364**	1,660	+ 42.4	4,620
Net cash from operating activitities	**1,021**	801	+ 27.5	3,814
Net cash used in investment activity	**– 4,119**	– 4,670	+ 11.8	– 7,520
Net cash from financing activities	**3,109**	2,749	+ 13.1	2,402
Net change in cash and cash equivalents	**11**	– 1,120	+ 101.0	– 1,304
Cash and cash equivalents at year end	**3,842**	1,804	+ 113.0	3,052
Net securities and cash and cash equivalents at year end	**– 1,126**	5,160	– 121.8	135

*) The complete cash flow statement can be found on page 82.



Balance sheet structure	12/31/2001		06/30/2001	
	€ million	%	€ million	%
Assets				
Fixed assets	**49,182**	**53.8**	54,589	62.4
Inventories, accounts receivable, etc.	**30,026**	**32.8**	21,729	24.9
Cash and cash equivalents	**3,842**	**4.2**	3,052	3.5
Deferred taxes	**8,399**	**9.2**	8,056	9.2
Total	**91,449**	**100.0**	87,426	100.0
Shareholders' equity and liabilities				
Equity and minority interests	**11,129**	**12.2**	10,843	12.4
Long-term provisions	**33,227**	**36.3**	32,642	37.3
Other long-term funding	**14,567**	**15.9**	12,622	14.4
Short-term provisions and liabilities	**26,320**	**28.8**	26,190	30.0
Deferred taxes	**6,206**	**6.8**	5,129	5.9
Total	**91,449**	**100.0**	87,426	100.0

Balance sheet structure

As of December 31, 2001 the balance sheet total was up by 4.6% to €91.4 billion. This is attributable primarily to RWE Plus' acquisition of 49% of Kärntner Energieholding Beteiligungs GmbH (KEH) and to CONSOL Energy's acquisition of a 50% stake in a coal bed methane joint venture from its partner Conoco that increases its shareholding to 100%. The 9.9% decrease in fixed assets is due to a special effect: shares in a special fund that had been carried as financial assets at amortized cost must now be carried as individual assets and liabilities. This reduced financial assets by around €6.7 billion, while current securities increased by approximately the same amount.

On the equity and liability side, liabilities increased by 9.8% primarily as a result of consolidation. Equity rose by 2.6% or €286 million. This was principally because investments that used to be stated at acquisition cost must now be stated at fair value. Due to the steep increase in the balance sheet total, the capital-to-assets ratio fell from 12.4% to 12.2%. Resources available to us



over the long term provide an 119.8% cover for fixed assets.

Staffing levels: reduced by 4.1%

As of December 31, 2001, the RWE Group employed a total of 155,634 people. Compared to June 30, 2001, that reflects a 4.1% reduction in staffing. Adjusted for consolidation effects, the payroll shrank by 2.9%. As a result of divestments, 4,367 employees left the Group. 6,390 positions were eliminated through reductions in operational personnel. Conversely, first-time consolidations added 2,207 employees. In addition we created 1,837 new positions. Personnel numbers are based on full time equivalents, whereby each employee is included on the basis of his or her percentage of full-time employment.

We have continued our socially responsible reduction of personnel within the scope of our cost-cutting program with a particular focus on the electricity business. Since the program's inception on December 31, 1999, we have eliminated about 6,150 positions. We have thus already achieved more than 50% of the planned reduction of 12,100 full time equivalents, which extends over a period of four years after the merger with VEW.

RWE becomes No. 1 in the US water market: Acquisition of American Water Works

On September 17, 2001, we announced our planned acquisition of American Water Works Company Inc., a US water utility located in Voorhees, New Jersey. The purchase price was US$4.6 billion. Including liabilities, the enterprise value is US$7.6 billion. American Water Works is by far the largest publicly traded water utility in the USA. In the 2001 fiscal year, the company had sales of US$1.4 billion and a net result of US$161 million. Including the US-based water companies Citizens and Azurix North America, which were acquired at the end of 2001, American Water Works serves 15 million people. The company currently employs 6,600 people and is active in 29 US states and 3 Canadian provinces.

American Water Works shareholders approved the purchase by RWE at an extraordinary shareholders meeting on January 17, 2002 by majority vote. The approval procedures before antitrust and regulatory authorities that are required to conclude the acquisition are expected to continue until mid-2003. Once the takeover is consummated, American Water Works will contribute to an increase in earnings per share (before goodwill) in its first full year of consolidation.

RWE places winning bid for privatization of Czech gas industry

On December 17, 2001, we were awarded the contract to privatize the Czech gas industry. RWE will thus become the second-largest pipeline operator and the fourth-largest gas company (by number of customers) in Europe. The acquisition comprises 97% of the shares in Transgas, the national gas utility, and between approximately 46% and 58% of the eight regional Czech gas utility companies. The purchase price is €4.1 billion. In sum, these companies achieved external net sales of around €2 billion in 2001 and EBITDA of about €300 million. Transgas' earnings mainstay is its profitable transit business with Russian gas—around 20% of Western Europe's total requirement passes through the Transgas pipeline. The regional utilities serve 2.6 million final consumers in the Czech Republic, which with an annual growth rate of 4% ranks among the most dynamic natural gas markets in Europe. The acquisition is expected to benefit from synergies of the order of €100 million annually, the full benefit of which will be realized by 2007.

The agreement with the Czech government was signed on January 29, 2002. The transaction still



requires approval by the local antitrust authorities. We expect the companies to be consolidated in the second quarter of 2002. The acquisition will enable us to increase our earnings per share excluding goodwill amortization in the current year.

Go-ahead for Shell & DEA Oil joint venture

On December 20, 2001, we received the go-ahead from both the German antitrust authority and the European Commission to form the Shell & DEA Oil GmbH, Hamburg, joint venture. The approval also covers Shell's later acquisition of RWE shares. In contrast to upstream activities, the oil downstream business is not included in our core business. Establishing the joint venture is thus an important step in our strategy of focusing on core business. As of January 2, 2002 Shell & DEA Oil had combined the two companies' refineries, logistics, and sales and marketing operations. The company is now the new No. 2 in the German downstream market. RWE will include its 50% share in the joint venture in its consolidated financial statements on a proportional basis.

Conditions imposed by antitrust authorities primarily require the market share to be reduced from 25% to 20% in the filling station business, and specific supply and access agreements to be entered into with competitors for individual pipelines and storage facilities.

Thames Water grows share of Chilean market

In November 2001 Thames Water obtained the operating license for the fourth-largest water service provider in Chile, ESSAM. The license has a term of 30 years. Thames Water has held the majority in ESSEL, a regional water utility, since December 2001. Together these companies achieved sales of US$41 million in 2000. Including our majority stake in the utility ESSBIO, we now have a 20% share of the Chilean market and serve some 2.6 million customers. Chile is considered the most stable water market in Latin America.

More power in the German electricity industry

We continue to improve our competitive position as No. 1 in the German and No. 3 in the European electricity market. Our focus during this short fiscal year has been on Germany, which has enabled us to enhance our portfolio with the acquisition of investments and organizational optimization.

- RWE Plus increased its stake in VSE AG, the largest energy provider in Saarland, from 41.3% to 69.3%, at the beginning of 2002. Through its large interconnected utilities, VSE provides electricity to 210,000 final consumers and natural gas to 30,000 customers.
- Effective January 1, 2002, RWE Plus increased its stake in Stadtwerke Düren GmbH from 25.15% to 74.95%. Stadtwerke Düren supplies around 92,000 residents with electricity, gas, water and heat.
- The course has been set for the launch of our joint venture with GEW Köln AG. The German Cartel Office has approved an RWE holding of 20%.
- The multi-utility service provider TESSAG has been included in our Electricity Business Area since September 1, 2001. In addition to services for the energy industry, under its new name "RWE Solutions," the company offers a range of services that has been expanded to include





RWE Group: **Cost-cutting program**	2000/01	**July – Dec. 2001**	Target 2002	Target 2003 – 2004	**Total target**
€ million	1,025	**340**	590	600	**2,555**

electricity as well as energy-related services and systems for industrial customers. It is taking over the large industrial customers of RWE Plus in sectors such as automotive and chemicals. Now that most of its non-core activities have been sold, the former TESSAG has become an integral part of our core business.

- In December 2001 we acquired RAG's 23.47% holding in Harpen. RWE will thus own around 94% of Harpen in the future. In turn, we sold our 14.8% share in STEAG to RAG at the beginning of 2002. Harpen is one of the leading German companies in the distance heating industry and in the field of decentralized and—in particular—regenerative power production. In order to continue extending RWE's involvement in renewable energy sources, we will use Harpen as a hub for the Group's major activities in this field.

Continued divestment of non-core activities

As part of our focus on core business, we have continued to divest non-core activities during the short fiscal year:

- Industrial Services: divestment of the building systems business through the sale of Rheinelektra-Technik-Gruppe (€342 million in sales in 2000/01) as of July 1, 2001
- Harpen: sale of the Toman Group, whose most important holding is IMO Deutschland, a car wash operator (€53 million in sales in 2001)
- Construction: sale of HOCHTIEF Software GmbH effective July 1, 2001 (€43 million in sales in 2000)
- Real estate not essential to operations: Our target is to sell a portfolio worth about €750 million by 2003, and to date, 48% of the portfolio has been sold.





Capital expenditure in € million	**July–Dec. 2001**	July–Dec. 2000[1]	+/– in %	2000/01[1]
Electricity	**1,603**	928	+ 72.7	2,191
Gas	**214**	229	– 6.6	465
Water	**778**	–[2]	–	1,865[2]
Environmental Services	**234**	182	+ 28.6	376
Total core business	**2,829**	1,339	+ 111.3	4,897
RWE-DEA Downstream	**55**	83	– 33.7	158
Heidelberger Druckmaschinen	**238**[3]	123	+ 93.5	334
HOCHTIEF	**340**	359	– 5.3	606
Total non-core business	**633**	565	+ 12.0	1,098
Other activities[4]	**244**	6,974	– 96.5	7,413
Total	**3,706**	8,878	– 58.3	13,408
Capital expenditure on fixed assets	**2,295**	1,337	+ 71.7	3,518
Capital expenditure on financial assets	**1,411**	7,541	– 81.3	9,890

1) Adjusted for the new Group structure.
2) The Water Business Area was included for the first time in the third quarter of the 2000/01 fiscal year.
3) Three of Heidelberg's quarters (April to December 2001) have been included in the truncated fiscal year.
4) Including chemical business of RWE-DEA (previous year only) and Harpen. The previous year's figures include the acquisition of Thames Water.

Interim goal of cost offensive met in full

Our ambitious cost reduction program is on track: we achieved our goal of €340 million for the truncated fiscal year. About 90% of the potential lies in our Electricity Business Area. RWE Umwelt and RWE-DEA are also improving their cost structures. All things considered, we are well on our way to achieving the €2,555 million cost-reduction target by the time the program ends in 2004.

Capital expenditure: Marked decrease after Thames Water acquisition in last fiscal year

Capital expenditure in the truncated fiscal year totaled €3,706 million, less than half of the figure for the preceding year. The 81.3% reduction in financial investments to €1,411 million played a major role. Last financial year, we reported an unusually high figure due to the acquisition of Thames Water. During the present reporting period, two acquisitions already mentioned in the Electricity Business Area were particularly significant: RWE Plus' purchase of 49% of Kärntner Energieholding Beteiligungs GmbH (KEH) and CONSOL Energy's assumption of a 50% share from its partner, Conoco, which increased its stake in a coal bed methane joint venture in the USA to 100%.

By contrast, our capital expenditure on fixed assets rose by 71.7% over the year-earlier figure, to €2,295 million. Among other factors, this increase was due to first-time inclusion of substantial capital expen-



diture by Thames Water. Optimization of grid infrastructure and construction of a new 1,000-megawatt lignite unit in Niederaussem were mainly responsible for the significant increase in capital expenditure on fixed assets in the Electricity Business Area. It will be commissioned in 2002 and replace older plants. The plant's greater efficiency will contribute substantially to cost and emissions reductions. In the Gas Business Area, RWE-DEA's license acquisitions in Egypt fueled a considerable increase in capital expenditure on fixed assets. HOCHTIEF's first-time consolidation of Leighton Holdings and real estate purchases contributed as well.

Research and development: focus on increasing efficiency and reducing emissions

Expenditures for research and development within the RWE Group amounted to €325 million in the truncated fiscal year. They were thus 15% lower than in the same period last year. A total of 3,131 employees were involved in development work in RWE Group development centers and production sites. At around 85%, Heidelberger Druckmaschinen accounted for the lion's share of our development budget.

The power of innovation plays a key role in our multi-utility core business. Our emphasis is on the energy field. Seeking to hit our targets for increasing efficiency and improving primary energy utilization, we initiate significant innovations e.g. in the area of power plants. While we initiate innovations, development work in the narrower sense is usually carried out by partner firms, however.

- With our lignite power plant in Niederaussem, we are setting new standards in the optimization of power plant processes, as we strive to make the most efficient use of fossil fuels. The 1,000-megawatt unit achieves an electrical efficiency of more than 43%.
- RWE has taken on a pioneering role in the enhancement of gas and steam power plants. We are currently testing new materials that allow for higher steam temperatures and pressures. This could conceivably increase these plants' already high utilization level of around 80%.
- Our expertise in operating and testing wind power and photovoltaic plants is contributing to the further development of energy generation using renewable energy sources.
- RWE Solar GmbH, the largest manufacturer of solar cells in Germany with a production capacity of more than 25 megawatts per annum, is instrumental in the expansion of this market segment. RWE is currently investing €150 million to lift its production volume up to 100 megawatts.
- We have paid particular attention to fuel cell technology, which holds great promise for the future. Our involvement will accelerate its market launch in the field of decentralized energy generation. One of our technology partners in this effort is MTU, a DaimlerChrysler subsidiary. At a 250-kilowatt prototype plant, we are carrying out the first tests on energy generation using fuel cells on a scale that has the potential to attract the interest of industrial and commercial customers. In the field of household energy, we are working together with Nuvera Fuel Cells. The goal is a joint venture to develop, produce and market fuel cells to supply buildings with electricity in Europe—an application that is suitable for private customers as well.





Systematic risk management—central basis of our decision-making processes

For businesses to strike a goal balance between profit opportunities and risk of loss, risks must be systematically included in the decision-making process in accordance with uniform Group standards. To that end, we have introduced a comprehensive risk management system. It fulfills the Executive Board's reporting duties to the Supervisory Board which have been expanded under the German law on controlling and transparency in corporate sector (KonTraG). Beyond complying with statutory requirements, it also promotes the continued growth of a value-based risk culture within the RWE Group.

Continuous early detection and standardized recording, evaluation, control, and monitoring of our risks are accomplished by the operational units and the holding company itself. Risks are evaluated according to their damage potential and probability of occurrence and aggregated at the business area, division and group levels. Here a risk's damage potential is defined against the reference variables of operating result and equity capital of the business unit concerned or the group as a whole. We can thus ensure systematic and uniform analysis throughout the Group of our current risk situation, on the basis of which specific risk-control initiatives can be developed for the business units concerned. Within the scope of our standardized budgeting and controlling process, the RWE Group's management and supervisory bodies are regularly informed of the current risk situation.

The efficiency and efficacy of our risk management system is monitored by an internal controlling system and auditing team and audited by the external auditor.

We distinguish among the following categories of risk:

- **Market risks:** The companies of the RWE Group face the price and sales risks associated with a market environment in the throes of deregulation and subject to intense competition. We address these risks with differentiated pricing strategies and an aggressive marketing policy. This includes providing a variety of supply services from a single source through our multi-utility strategy.

  In energy trading our primary goal is to limit profit risks arising from price fluctuations on energy markets. Trading offers an opportunity to hedge future prices for energy sources as needed, thus creating a stable foundation for calculations. To a limited extent trading is also



targeted to take advantage of price movements. Here risks of loss can arise in the case of unexpected, extreme market price fluctuations. Credit risks can also result from our trading activity in the event that trading partners do not meet their contractual obligations. The RWE Group's integrated trading and risk management system is firmly aligned with best practices as applied to the trading business. Specific risk benchmarks for market and credit risks are established on a daily basis. The RWE AG Risk Committee then sets limits that are continuously monitored.

- **Operating risks:** We operate technologically complex and interconnected production plants all along our chain of value-creating elements. Possible operational interruptions and production breakdowns that could impact our profit are addressed through systematic maintenance and quality control processes, the continuous improvement of our production processes and the employment of highly qualified people. As appropriate, insurance can also limit possible damage effects.

- **Financial risks:** Within the scope of our operational business we are also exposed to interest-rate, currency exchange and price fluctuation risks. We hedge against such risks by using basic and derivative financial instruments, among others.

- **Environmental risks:** The constant changes in our political, legal, and social environment can pose profit risks. Substantial environmental risks have arisen in connection with the German ecological tax reform and the new statutory regulations to promote combined heat and power generation (CHP) and renewable energy sources. We believe a lively dialog and contributing our technical expertise are the best methods to minimize these risks, as in the general discussions about introducing a price regulation system for the use of the power grid and creating a regulatory agency for electricity and gas. Because of the large share of hard-coal and lignite-fired power plants in our electricity generation portfolio the possible introduction of trading in greenhouse gas emissions poses an additional substantial environmental risk. We react to this risk with measures to reduce emissions, such as modernizing our power plants and optimizing the mix of energy sources involved.

Macropolitical environment remains unfavorable

To function as a site for energy production, Germany needs favorable conditions for competing on a European level. We continue to confront a difficult statutory environment, however, entailing financial burdens and competitive disadvantages. In that respect, the truncated fiscal year was marked by the following issues:

- **CHP follow-up law:** Based on the German energy industry's "Action Program for Climate Protection," the governing coalition agreed on an act to reduce CO_2 and promote cogeneration. It will come into force on April 1, 2002 and is scheduled to expire in 2010. The purpose of the law is to maintain, modernize and expand cogeneration plants. The total amount of subsidies until 2010 is limited to around €4.5 billion. Up to about €1.5 billion of that is earmarked for modernizing existing cogeneration plants. The subsidies are organized on a descending scale. These new regulations represent a livable compromise.

- **Emissions trading:** The EU Commission has presented a draft directive for trading greenhouse gas emissions. In its proposed form, such a certificate system would be an enormous



disadvantage for the German economy overall, and the energy industry in particular, in the context of international competition.

- **Regulating the power grids:** Based on the suggestion of the Belgian Council presidency a compromise seems to be on the horizon regarding the establishment of national agencies to regulate grid access. According to this suggestion the member states would be free to determine how they will ensure non-discriminatory grid access and post-controls grid utilization fees.

Events after the close of the fiscal year

Deconsolidation of non-core construction business

Effective January 1, 2002 RWE stopped including HOCHTIEF AG in the consolidated financial statement as fully consolidated and now accounts for the opeartion at equity. Within our multi-utility strategy, construction is part of non-core business. We view this as a first step in our previously announced medium-term divestment of the largest German construction company as part of our focus on our core business in the fields of energy and the environment. RWE AG holds 62.38% of HOCHTIEF's shares, of which 45.71% were owned directly prior to deconsolidation. Francommerz, a holding company in which RWE had a 60% share, held the remaining 16.67% indirectly. Other indirect shareholders include Allianz, Commerzbank and Münchner Rück. RWE AG reduced its direct share to less than 40% and also transferred the majority of Francommerz. As a result, the prerequisites for full consolidation are no longer met. The transaction was carried out completely among existing shareholders. Moreover, it did not change our economic share in HOCHTIEF.

Expanding gas production

RWE-DEA took over the British gas producer Highland Energy effective February 5, 2002. This acquisition represents an important base for us from which to establish and expand a promising upstream position in the British North Sea. With Highland Energy, RWE-DEA has expanded its current gas reserves by 13 million to 76,54 million cubic meters of oil equivalents. For market access, we can rely upon existing network connections to the United Kingdom and Continental Europe.

Harpen sharpens focus

After selling the Toman Group, including IMO Deutschland, a car wash operator, Harpen also sold its logistics business, Harpen Transport AG, in January 2002. Approvals from regional and supervisory agencies are pending. The Harpen subsidiary, which is mainly involved in transport on inland waterways, achieved sales of €73 million in the 2001 calendar fiscal year.

Conclusion of the STEAG/Harpen transaction

At the start of 2002 we sold our 14.8% stake in STEAG to RAG. This was preceded by the purchase of RAG's 23.47% share of Harpen in December 2001. As a consequence of this transaction, we now enjoy a purely customer-supplier relationship with STEAG.

First-time consolidation of Thyssengas

RWE will fully consolidate its 75% stake in Thyssengas in the Group's financial statements as from the beginning of the 2002 fiscal year. This has been made possible by the consent of Shell, which owns 25% of the stock. Thyssengas is one of Germany's biggest long-distance gas companies, and in the 2001 fiscal year achieved sales of approximately €1.4 billion.





RWE Gas establishes logistics joint venture
In January 2002 RWE Gas and the London-based Lattice Group agreed to establish a joint natural gas logistics company. Operating under the name of "Viavera" the company will provide services to natural gas traders and sales companies in particular. Logistics management covering everything from negotiations with network operators to the complete monitoring of transport agreements will form the heart of its activities. RWE Gas will hold 60% of the shares in the joint venture.

RWE Gas parts with EMB
RWE Gas sold its 45% share of EMB Erdgas Mark Brandenburg effective January 1, 2002. We were required to sell the regional utility company based on conditions imposed by the German antitrust authority as part of the RWE-VEW merger. EMB achieved sales of €245 million in 2001.

HOCHTIEF reduces non-core activities
With the sale of its interest in MONACHIA Grundstücks-AG, HOCHTIEF has parted with yet another non-core activity, following the sale of its software business in July 2001.

Outlook for 2002

Slight upturn expected
We expect slow improvement in the economy in the current fiscal year. The faltering US economy should pick up steam over the course of the year, in the opinion of numerous research institutes. A moderate upward trend is also evident in the Eurozone and Germany in particular.

Uncompromising pursuit of our four-pillar strategy: the best prerequisite for increasing shareholder value
The expansion of our core business gained momentum again in 2001. After the successful integration of Thames Water, priority is now focused on the current integration of our new Czech gas interests, as we simultaneously pursue the approval process for our acquisition of American Water Works.

We will continue to monitor future opportunities to improve our competitive position through targeted external growth. The key European markets will take priority in the process. RWE is No. 1 among electricity companies in Germany, the largest energy market in Europe. We also have a presence in several central and eastern European nations. For instance, RWE is the largest electricity supplier in Hungary. The acquisition of Transgas



and the Czech regional utilities have considerably expanded our position in Eastern Europe. This base must now be strengthened step by step. Through CONSOL Energy and our new trading activities in Houston, we are also monitoring the US energy market closely for growth opportunities.

In the water market, we are now competitively positioned. Here our focus is aimed primarily at organic growth by increasing sales and revenues by means of capital expenditure on supply infrastructure, as well as acquisition of new large projects.

In the Environmental Services Business Area, our attention is focused first and foremost on the ongoing privatization of the German municipal disposal industry. New statutory regulations for the treatment of waste from developed areas afford new prospects for growth. We will also, however, exploit opportunities beyond our core market in Germany.

We will always evaluate acquisition projects on the basis of their strategic and financial effects both short and long term. Along with an attractive competitive position with continuous growth, a stable environment, and high-quality management resources, the decisive criteria remain appropriate value added and increased earnings per share.

Continued growth in earnings planned for core business

We anticipate operating results for the current year exceeding the pro-forma comparable values from the 2001 calendar year, which came in at around €4 billion. We expect to be able to increase profit in the core business despite the anticipated fall in Gas Business Area revenues related to oil prices. This is driven by the electricity business, which is gaining earnings strength particularly on the generation side, while we anticipate the first consolidation of our Czech gas activities by the second quarter of 2002. In the Water and Environmental Services Business Areas we will also be looking for improvements, while non-core activities will close far below the previous year.

Value management: new medium-term target

We have accomplished a fundamental Group restructuring with comprehensive acquisitions, the integration of our downstream activities in the Shell & DEA Oil GmbH joint venture, and the deconsolidation of HOCHTIEF. Flowing logically from this enhanced focus, we will be orienting our value management targets towards core business in the future. In place of our target announced in fiscal 2000/01 of doubling the absolute value added for the Group by 2003, we are now aiming at a new target. By 2003 we intend to achieve absolute value added in our core business of €1 billion.

Earnings trends in the individual business areas

The Electricity Business Area will make the greatest contribution to increasing shareholder value in the RWE group. We anticipate a significant double-digit increase in the operating result in comparison to the 2001 calendar years' pro-forma value. Our cost reduction program will remain a key factor in our success. We will also profit from stable price trends on the German electricity market.

As of January 1, 2002 we further optimized our Group structure. We are assigning Harpen AG, specialized in renewable and decentralized energy production, to the Electricity Business Area. At the same time the "Corporate Services" division, which primarily provides personnel, purchasing and IT infrastructure services within the Group, will be removed from the Electricity Business Area and carried under "Other activities" at the Group level.


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In the Gas Business Area, we assume that both crude oil and gas prices will be well below their 2001 levels. The upstream area will thus clearly fall shy of the high profit mark of the 2001 pro-forma calendar year. At RWE Gas we anticipate improved profit with the first-time consolidation of Transgas by the second quarter of 2002. Overall, however, the Gas Business Area will close slightly lower than the preceding year.

In the Water Business Area we expect a profit above the level of the 2001 pro-forma fiscal year. This is based on the continuing efficiency improvements in the British market, together with stable growth of international projects. For the medium-term, our water business will take another leap in sales and profits with the integration of American Water Works.

The Environmental Services Business Area will continue to profit in fiscal 2002 from the trend toward municipal outsourcing of disposal contracts to private bidders. Thanks to our substantially improved cost position, we foresee a good chance of again being able to boost our operating result.

The non-core business' contribution to profit will be significantly reduced from today's perspective. Our 50% share in the Shell & DEA Oil joint venture will be well below the comparable pro-forma figure for the 2001 calendar year, primarily due to lower refinery margins. Heidelberger Druckmaschinen will also close distinctly weaker in the face of a persistently difficult economic situation. In the future our construction interest in HOCHTIEF will only be included at equity in the consolidated financial statements. As a consequence its contribution to the Group operating result will also diminish. From now on the latter will correspond to the proportional net result, which is likely to be of the order of magnitude of the preceding year.



Strategic human resources management vital for success

In the past two years, the RWE world has seen unprecedentedly dynamic changes. So responsive, foresightful human resources work is all the more important. In this context, market-driven human resources development makes a vital contribution to value added in the Group.

During the year under review, our human resources management in our core business again focused on integration work. The realigned Group structure implemented in the preceding year necessitates extensive new arrangements, particularly in terms of collectively bargained wage agreements. And as RWE becomes more international, our human resources work becomes more international as well. The integration of Thames Water has accelerated this process. More and more of our staff are supporting the Group's growth strategy with short and medium-term secondments abroad.

Management audit

To optimize the development of our executive staff, we need a clear picture of their managerial competences. This audit is a vital precondition for intra-group personnel transfers on the senior executive level and for selective recruitment from within our own ranks. We therefore continued our management audit during the year under review.

Balanced score cards support RWE's management by objectives

To improve potential fulfillment among our managerial staff, we launched a goal agreement process last year. It is supported by the balanced score card method (BSC), in which BSCs "translate" an organization's strategy into ratios. In this context, sales, earnings and value added objectives are supplemented by targets for market processing, cost structures and human resources management. The targets of the company BSCs concerned are broken down into subordinate organizational units and serve as the basis for goal agreements between managers and staff. This renders a person's individual contribution towards achieving corporate goals more transparent and enhances motivation. By the end of the 2002 fiscal year, we aim to have introduced this process in all areas of our core business.

Human resources marketing and development

RWE is intensifying its contacts with universities in order to recruit appropriately qualified graduates for the company at an early stage. We believe in-working closely togehter with selected faculties and establishing a personal presence on the campus. Potential recruits will find attractive openings for a career with the RWE Group through internships, job fairs and increasingly through the new online job application procedure on the internet.

On our fourth Management Campus, selected RWE high-flyers again addressed strategic issues regarding the Group's future and presented their proposals to executive vice-presidents and top managers. The approach survived its initiation with the first-time inclusion of Thames Water.





RWE Group **Work force**	**12/31/01 in FTEs[1]**	06/30/01 in FTEs[1]	+/- in %	06/30/01 Head count
Electricity	**65,988**	69,118	- 4.5	73,227
Gas	**2,795**	2,802	- 0.2	3,055
Water	**11,586**	13,875	- 16.5	14,000
Environmental Services	**14,453**	14,090	+ 2.6	14,666
Core business total	**94,822**	99,885	- 5.1	104,948
RWE-DEA Downstream	**3,212**	3,277	- 2.0	3,649
Heidelberger Druckmaschinen	**24,489**	24,560	- 0.3	25,724
HOCHTIEF	**32,211**	33,769	- 4.6	34,693
Non-core business total	**59,912**	61,606	- 2.7	64,066
Others[2]/holding	**900**	856	+ 5.1	965
RWE Group	**155,634**	162,347	- 4.1	169,979
Germany	**90,025**	93,808	- 4.0	100,996
International	**65,609**	68,539	- 4.3	68,983

1) In full time equivalents (FTEs) corresponding to the percentage of full-time employment.
2) Essentially subsumes Harpen.

Socio-compatible payroll downsizing progresses rapidly

To enable human resources changes to be appropriately assessed in terms of their cost effects as well, we are for the first time expressing the number of employees in the RWE Group in terms of full time equivalents (FTEs). Part-time employees are included in the figures according to their percentage of full-time employment. One full-time job corresponds to 1.0 FTE. Trainees are not recorded in these figures.

On December 31, 2001, the RWE Group employed 155,634 people, 4.1% fewer than on June 30, 2001. 4,367 people left the Group due to companies being sold off. Operative payroll downsizing accounted for 6,390 fewer jobs, while first-time consolidations added 2,207 employees. We also created 1,837 new jobs.

Through our cost-cutting program we have shed around 6,150 jobs within the scope of socially acceptable redundancy schemes since the end of 1999, more than 50% of the total planned reduction, which targets around 12,100 full time equivalents by 2004.

Trainee slots exceed Group's own requirements

On December 31, 2001, 5,418 young people were in vocational training at RWE, 4,137 of them in industrial and 1,281 in commercial careers. Thus, as in previous years, we have provided capacities far exceeding our own requirements. Besides the "classical" trainee careers, dual training with a combined degree course is proving increasingly popular among high school graduates. In close cooperation with colleges and academies, we are creating attractive alternatives to a university course while avoiding bottlenecks among qualified recruits.

Further information on human resources management is provided in the current RWE Human Resources Report (http://www.rwe/en/press/mediacenter/publications).



Sustained action for an assured future

Protecting our natural environment and our climate is crucial for long-term preservation of human life on this planet. Our highly developed society is inconceivable without adequate supplies of energy, water and disposal services. Addressing both these needs is an integral constituent of our corporate strategy.

Focus on prevention

In the 2001 fiscal year, we spent a total of €322 million on environmental protection initiatives. In the particularly cost-intensive activities for landscape conservation and air-pollution prevention, RWE has meanwhile reached a high standard of ecological and economic efficacy, which allows us to devote even more attention to emission avoidance initiatives.

Climate management prioritized

As one of Europe's major energy producers, RWE bears a heavy responsibility. Our corporate expertise enables us to utilize the entire spectrum of modern-day climate control technologies to achieve massive reductions in fuel consumption and emissions. The modernization initiatives of recent years have already increased the efficiency levels at most of our power plants significantly. Our specific CO_2 emissions are thus falling by around 2 million tons a year.

Commissioning of our new lignite-fired power plant at Niederaussem in 2002 will in itself cut our CO_2 emissions by another 2.5 million tons p.a. Emissions of other greenhouse gases and dust can likewise be reduced by around 30%. The crucial factor involved here is that the electrical efficiency of the 1,000-megawatt unit, at over 43%, leaves a lot of room to make more efficient use of lignite.

Our gas and steam cogeneration plants, which we offer as system solutions for large industrial customers, also make an important contribution towards protecting our climate. The gas/steam power plant at Bayer AG's facility in Dormagen, for instance, achieves an efficiency of around 80%, reducing the Bayer plant's CO_2 emissions by 600,000 tons a year.

Increased use of renewable energies

Renewable energies constitute a sensible supplement to conventional energy sources, and will in the long term account for a growing proportion of the world's energy supply. With an output of around 800 megawatts, they have long formed an integral part of RWE's electricity portfolio. To further strengthen our position in the field of decentralized renewable power production, in 2001 we leveraged synergies at our relevant operations at Harpen AG, which already occupies a successful position on the market as a complete-system vendor in this segment. With RWE Solar GmbH and its production capacity of more than 25 megawatts a year, moreover, RWE is already the biggest solar cell manufacturer in Germany. And the capacities are still being increased. By the end of 2002, the production volume will have risen to as much as 100 megawatts, requiring €150 million in capital expenditure.



RWE Group **Expenditure on environmental protection**	**July – Dec. 2001**	2000/01
Landscape conservation	**50%**	59%
Air-pollution prevention	**27%**	20%
Water conservation	**15%**	12%
Waste disposal	**6%**	8%
Noise abatement	**2%**	1%
	€322 million	€812 million



A dialog with society as a whole

We do not utilize our experience only for our own benefit. We also see a role for ourselves as a participant in society's evolving debate on climate protection:

- RWE played a leading role in the "Agreement between the German Business Community and the Federal Government on Preventive Climate Protection of November 9, 2000."
- We are a co-initiator of the "Climate Protection Action Program," which is designed to reduce the CO_2 emissions of German companies by 45 million tons a year before 2010.
- We subsidize extensive research projects on emission avoidance. For instance, we play an active role in the World Bank's Prototype Carbon Fund.
- RWE is a founding member of econsense, the Confederation of German Industry's Forum for Sustained Development.

We are also actively involved in the controversial debate on the European Commission's draft directive for an emission trading system. Numerous points in the proposal offer room for serious criticism: only a single pollutant is covered, i.e. CO_2. Moreover, there is no mechanism for ensuring a balanced burden on all emission-producing sectors. It remains equally unclear how to reward entities for emission reductions they have already achieved, and how a transparent system for success monitoring can be established. The German business community has already mapped out a successful approach with its voluntary agreements on climate protection. We will be intensifying our communication work, so as to arrive at a consistent and viable climate protection policy on national and European levels.

International recognition for RWE's broad eco-commitment

Climate protection—that's just one of many keywords describing RWE's commitment to our natural environment. Our product-related operations deal with such disparate topics as landscaping power plant sites for reduced noise emissions and economizing resource utilization in the water industry. This is being reflected not only by an increasing number of certified facilities. RWE's inclusion in the Dow Jones Sustainability Indices DJSI World and DJSI STOXX was also reconfirmed during the year under review. For these indices, 10% of those companies are selected who rank top of their sector in terms of economic, ecological and social criteria.

More detailed information on environmental management is provided in the RWE Environment Report, ranked No. 1 by the German Chamber of Auditors for the best environmental reporting (www.rwe.com/en/one_group/environmental_policy).



Business Areas

Non-core business





Uptrend in German electricity business

We have halted the decline in earnings following deregulation of the German electricity market. Our countermeasures—return-driven pricing policy and stringent cost discipline—are now taking effect. Electricity prices, too, have recovered. The preconditions are meanwhile in place for significant growth in profits during the 2002 fiscal year.

New Business Area "Electricity"
For improved transparency, our energy business has from July 1, 2001 been separated into two new business areas for electricity and gas. The Electricity Business Area encompasses the following divisions: Power Generation, Lignite-Fired Power Generation and Mining, Trading, Net, Sales, Corporate Services and from now on the Industrial Services Division with the management company TESSAG as well, which since September 1, 2001 has been operating under the new name of RWE Solutions. The company offers a portfolio of energy-related services and systems enlarged to include electricity for industrial customers and thus clearly belongs to our core business.

Electricity prices recover
After distinctly cooler weather, consumption of primary energy in Germany was 1.2% up on the preceding year's equivalent period. Electricity consumption from the public grid remained almost unchanged, reflecting the downturn in industrial activity. Power generation in Germany (excluding power station internal consumption) fell slightly to about 260 billion kilowatt hours. At the same time, electricity prices stabilized still further during the short fiscal year. On the wholesale market, the one-year forward price, at an average of 2.3 cents per kilowatt hour for base load electricity, was slightly up on the preceding year's level.

While competition for key accounts remained keen, both private and commercial customers showed scant willingness to change suppliers. Only 3.7% of



Key data Electricity Business Area		July–Dec. 2001	July–Dec. 2000[1]	+/– in %	2000/01[1]
External net sales[2]	€ million	**10,904**	9,155	+ 19.1	19,748
Internal net sales	€ million	**1,959**	109	–	2,396
Total sales	€ million	**12,863**	9,264	+ 38.8	22,144
EBITDA	€ million	**1,732**	1,576	+ 9.9	3,254
Operating result	€ million	**960**	947	+ 1.4	1,730
Return on Capital Employed (ROCE)	%	**12.1**	12.1	–	10.9
WACC before taxes	%	**10.0**	10.0	–	10.0
Value added	€ million	**168**	163	+ 3.1	146
Capital employed	€ million	**15,833**	15,679	+ 1.0	15,837
Capital expenditure	€ million	**1,603**	928	+ 72.7	2,191
		12/31/01	06/30/01	+/– in %	
Work force	FTE[3]	**65,988**	69,118	– 4.5	

1) Matched to the new Group's structure.
2) Of which electricity tax in the 2001 short fiscal year: €315 million (preceding year's equivalent period: €290 million).
3) In full time equivalents (FTEs) corresponding to the percentage of full-time employment.

German households have opted for a different supplier since the electricity market was deregulated in 1998, though increasing price-sensitivity was noticable in this customer segment. According to the industry's association VDEW, 28% of households modified their agreement with their existing supplier, so as to obtain improved conditions.

Successful trading boosts sales volume
Our electricity sales rose by 28.1% to reach 150.5 billion kilowatt hours. The principal factor involved here was substantially expanded electricity trading, which reached a volume of 44.5 billion kilowatt hours. That is more than three times the preceding year's quantity.

We sold slightly more power to private and commercial customers compared with the previous year. These deliveries represented 12% of the total volume sold. Deliveries to corporate customers were 6.9% down year-on-year and accounted for another 12%. The decline in volumes is primarily due to our decision to renounce low-margin contracts in line with our return-oriented sales policy. In the financial year under review, business with industrial key accounts, which was transferred from RWE Plus to RWE Solutions and RWE Trading, was up 4.1% and accounted for 19% of the Group's power deliveries. Quantities sold to power utilities posted a slight increase, representing a share of 28%. The remaining 29% was sold by RWE Trading's operations.

The number of our electricity customers showed no significant change from the previous year. In all, we supply 169 redistributor power utilities, 165 major industrial accounts, and 68,000 business customers, plus around 8.7 million private and commercial customers. Of these, 2.9 million are supplied directly through RWE Plus, and just under 3.7 million through our regional distributors. In Hungary, our second-largest power sales market after Germany, we supply another 2.1 million customers.



External electricity sales in million kWh	**July–Dec. 2001**	July–Dec. 2000*)	+/- in %	2000/01*)
Private and commercial customers	**18,099**	17,456	+ 3.7	37,803
Business customers	**17,544**	18,836	- 6.9	37,402
Key industrial accounts	**28,285**	27,176	+ 4.1	55,981
Distributors/power utilities	**41,985**	41,256	+ 1.8	78,513
Electricity trading	**44,540**	12,696	+ 250.8	45,424
Total	**150,453**	117,420	+ 28.1	255,123

*) Matched to the new structure of the Group and the customer base.

Sales improved by 19%

We increased our external net sales in the Electricity Business Area by 19.1% to reach €10.9 billion. In line with the increased sales volume, electricity turnover rose by 17.2% to reach €6.5 billion. The principal factors involved here were the substantial increase in business at RWE Trading, which contributed 16.9% of electricity revenues, plus the fact that some of our agreements with electricity customers had already been modified to reflect higher wholesale prices. Sales were also boosted by passing on costs entailed by Germany's Renewable Energies Act (EEG) and the Law for Promoting Cogeneration (KWK).

Our hard coal sales volume increased by 16.3% to reach 40.5 million tons, thanks to the first-time consolidation of SSM Coal B.V. at RWE Trading. In mid-2001, RWE Rheinbraun had upsized its holding in the Dutch coal trading company from 50% to 100%, and then transferred the stock to RWE Trading. The hard coal business of CONSOL Energy, a US subsidiary of RWE Rheinbraun, however, still suffered geological mining difficulties. Aided by SSM Coal and increased prices, we improved hard coal sales by 36.1% to €1,405 million.

Power generation: increased imports

Our power production totaled 157.6 billion kilowatt hours in the period under review. We satisfied 47% of electricity demand from our own power plants, essentially the facilities operated by RWE Power and RWE Rheinbraun. The fall in the in-house proportion reflects the steep growth in RWE Trading's contribution. Lignite-fired power generation continues to cover approximately half of our generating output, followed by nuclear energy with a share of around 30%.

Result: German electricity business shows double-digit improvement

EBITDA rose by 9.9% to €1,732 million. The operating result, at €960 million, was slightly up on the preceding year's figure, an increase principally attributable to improved margins due to cost cutting and higher wholesale prices. These were offset by higher fuel costs, plus lower earnings at CONSOL Energy as a result of mining difficulties in its hard coal business and substantially reduced gas prices in the USA. The figures were also hit by a one-off effect entailed by the changeover of the fiscal year, affecting the Electricity Business Area with particular severity: most of the earnings from companies valued at equity cannot be included until the 2002 fiscal year. Adjusted for this effect and for CONSOL Energy, the operating result rose by 19%. The uptrend in our German electricity business has thus accelerated considerably. Despite the substantial drop at CONSOL Energy, the Electricity Business Area's absolute value added rose by 3.1% to reach €168 million.



How the individual divisions performed:

Power Generation
With EBITDA of €307 million and an operating result of €160 million, the Power Generation Division improved its performance substantially over the preceding year. The background here is the changeover of our internal electricity settlement prices to the current wholesale prices. RWE Power also profited from extensive cost savings.

Lignite-Fired Power Generation and Mining
RWE Rheinbraun, also saw its earnings grow substantially. EBITDA totaled €468 million; the operating result came to €223 million. The crucial factor here was likewise the changeover to current wholesale prices as intra-group prices, in conjunction with extensive cost downsizing. These effects were offset by reduced earnings at the US subsidiary CONSOL Energy.

Trading
In our Trading Division, both EBITDA and operating result came to €32 million, putting RWE Trading roughly at the preceding year's level.

Net
With EBITDA of €434 million and an operating result of €321 million, the Net Division's figures were slightly down on the previous year. The reason involved is increased costs for the procurement of control energy, which is required in the network to smooth out the differences between electricity inputs and withdrawals. RWE Net has not yet been able to pass on the increased charges to its customers.

Sales
RWE Plus and the subsidiaries it manages achieved EBITDA of €423 million and an operating result of €252 million. The substantial decrease is primarily attributable to the above-mentioned changeover of intra-group settlement prices. While these led to increased revenues at our generating companies, they adversely affected the results from our sales operations.

Industrial Services
With EBITDA of €50 million and an operating result of €23 million, RWE Solutions emulated its preceding year's performance. While the Communication Technology and Power Supply Sub-Divisions saw their figures fall, due to the faltering state of the telecommunication and internet sectors, earnings rose at Net and Energy Engineering in particular.

Electricity Business Area
Primary energy sources
Shares in gross electricity production

	July – Dec. 2001	2000/01
In-house generation	**46.8 %**	51.4 %
Lignite	**21.8 %**	25.7 %
Nuclear energy	**13.9 %**	15.5 %
Hard coal	**4.8 %**	5.9 %
Gas	**5.4 %**	1.3 %
Hydroelectric power, others	**0.9 %**	3.0 %
Electricty imports	**53.2 %**	48.6 %
Total	**157.6 billion kWh**	269.0 billion kWh





Corporate Services/Electricity Consolidation
Figures at the Corporate Services Division, with EBITDA of €18 million and an operating result of €-51 million, were substantially down on the preceding year. The primary reason involved here is the changeover to market-driven internal settlement prices at RWE Systems.

Cost-cutting campaign proceeding as planned
The continuing uptrend in electricity business is crucially based on our cost campaign. The target of €315 million for the short fiscal year has been reached. About a third of the savings result from human resources initiatives. For example, we downsized the payroll in the Electricity Business Area by about 6,000 jobs between December 31, 1999 and December 31, 2001.

By decommissioning generating capacities, we are upping the overall efficiency of our power plant facilities. Our target is around 5,000 megawatts of downsizing by 2004. By the end of 2001, we had already decommissioned 3,000 megawatts.

Power Generation: cost cuts assure significant earnings potential
Our cost-cutting program focused principally on our generating operations in Germany, where we are making swift progress. At the end of 2001, our German lignite-fired power generation activities showed full costs (including capital costs) amounting to 2.4 cents per kilowatt hour, only slightly above the wholesale market price (base load forward), which averaged 2.3 cents. RWE Rheinbraun's target is 2.2 cents per kilowatt hour by 2004. At the same time, RWE Power had full costs of 3.0 cents per kilowatt hour for its own portfolio, essentially comprising nuclear, coal-fired and gas-fired power plants. The comparable weighted price from base and peak loads including control energy averaged 2.8 cents in 2001. RWE Power is aiming for full costs of 2.6 cents by 2004.

Electricity Business Area **Key figures for the divisions** in € million	Total sales		External net sales		EBITDA		Operating result	
	July-Dec. 2001	July-Dec. 2000	**July-Dec. 2001**	July-Dec. 2000	**July-Dec. 2001**	July-Dec. 2000	**July-Dec. 2001**	July-Dec. 2000
Power Generation	**1,941**	1,822	**268**	131	**307**	98	**160**	8
Lignite-Fired Power Generation and Mining	**2,355**	2,060	**1,602**	1,584	**468**	294	**223**	42
Trading	**6,559**	1,850	**2,443**	431	**32**	30	**32**	30
Net	**1,839**	1,968	**425**	377	**434**	462	**321**	326
Sales	**5,000**	5,628	**4,785**	5,481	**423**	520	**252**	440
Industrial Services	**1,455**	1,219	**1,314**	1,117	**50**	49	**23**	23
Corporate Services, Electricity Consolidation	**- 6,286**	- 5,283	**67**	34	**18**	123	**- 51**	78
Total	**12,863**	9,264	**10,904**	9,155	**1,732**	1,576	**960**	947



Capital expenditure significantly up over preceding year

The volume of capital expenditure in the Electricity Business Area was significantly upsized, reaching €1,603 million. The €911 million spent on tangible assets focused principally on power plant construction and network infrastructure optimization. Notable projects include the new 1,000-megawatt lignite-fired unit in Niederaussem, scheduled to go on line during 2002, replacing six small 150-megawatt units. Thanks to its high efficiency level, the facility will make a substantial contribution towards cutting costs and reducing emissions. The financial investments of €692 million primarily included two acquisitions: purchasing 49% of Austrian-based Kärntner Energieholding Beteiligungs GmbH (KEH), the principal shareholder in the power utility Kärntner Elektrizitäts-Aktiengesellschaft (KELAG), and CONSOL Energy's acquisition of Conoco's stake in a coal bed methane joint venture in the USA.

RWE Trading obtains a banking licence and upgrades its international market position

In August 2001, RWE Trading was approved by the German Federal Banking Supervisory Authority as a bank and financial service provider under Germany's banking laws. This makes it the first (and so far only) German energy trading company able to buy, sell or broker energy derivatives like options or swaps for its customers.

At the same time, RWE Trading significantly expanded its international operations. We have initiated the build-up of our energy trading business in the USA by founding RWE Trading Americas Inc. in Houston, Texas, which started operations in March 2002. In the United Kingdom, we shall in future be trading with electricity in addition to oil, gas and coal, which we already trade. By acquiring all the shares in the Dutch corporation SSM Coal B.V., we have also advanced to become one of the world's leading coal trading enterprises.

CONSOL Energy expands its gas business

In August 2001, our American majority-owned subsidiary CONSOL Energy substantially expanded its gas operations. It acquired the entire equity in a joint venture previously run together with Conoco for obtaining methane gas from coal seams. This means CONSOL Energy can increase its annual gas production by 20% to about 1.5 billion cubic meters. The takeover will boost accessible reserves from 20 billion to more than 30 billion cubic meters.

Outlook

The Electricity Business Area will in the 2002 fiscal year supply the highest contribution to the shareholder enhancement in the RWE Group. We expect the operating result to show a significant two-digit increase over the pro forma figure for the 2001 calendar year. Our cost-cutting program will remain crucial to our success. We shall also be profiting from the predominantly stable development of prices on Germany's power market.

For the ongoing fiscal year, we have further optimized our reporting structure. From January 1, 2002 onwards, Harpen is being assigned to the Electricity Business Area. At the same time, the Corporate Services Division has been taken out of the Electricity Business Area and included at group level under "Other activities."





Promotion to Europe's premier league

Our success in the bidding procedure for the Czech Republic's gas industry puts us up with Europe's leading gas utilities, gaining us a key position in European natural gas transit. Our operating result was down on the preceding year, due to declining oil prices.

RWE-DEA Upstream and RWE Gas constitute the new Gas Business Area

On July 1, 2001, we amalgamated RWE-DEA's upstream operations with RWE Gas to form the new Gas Business Area, which thus consists of two divisions. Upstream operations managed by RWE-DEA subsume the exploration and production of petroleum and natural gas. RWE Gas and its subsidiaries constitute the Mid/Downstream Division, and concentrate on importation, transport and selling gas to customers.

Crude oil prices in a tailspin – but gas prices still high

The prices on the international oil market declined substantially during the second half of 2001. A barrel of Brent crude oil cost an average of US$ 22.3, around a quarter less than in the preceding year's equivalent period (US$30). The terrorist attacks in September triggered a brief rise to over US$29, but subsequently the crude oil price dropped below US$20, its lowest level for two years. The background was the worldwide economic downturn, together with OPEC's decision not to cut production.

The gas price is determined by developments on the oil market. It usually shadows the changes in the fuel oil price after an approximately six-month time-lag. The short fiscal year was thus characterized by the high level of oil prices in the first half of 2001. The average prices for gas deliveries to municipal and regional utilities were up about 8% on the preceding year, and around 6.5% higher for deliveries to private and commercial customers. In the period under review, however, gas prices exhibited a downtrend, shadowing developments on the oil market.



Key data Gas Business Area		**July–Dec. 2001**	July–Dec. 2000[1]	+/– in %	2000/01[1]
Production (RWE-DEA)					
Natural gas	m³ million	**943**	924	+ 2.1	1,997
Petroleum	t '000	**2,379**	1,946	+ 22.3	4,049
Natural gas sales (RWE Gas)	kWh million	**43,590**	42,919	+ 1.6	98,869
External net sales[2]	€ million	**1,647**	1,526	+ 7.9	3,603
Internal net sales	*€ million*	**351**	374	- 6.2	729
Total sales	€ million	**1,998**	1,900	+ 5.1	4,332
EBITDA	€ million	**395**	386	+ 2.3	868
Operating result	€ million	**258**	291	- 11.3	732
Return on Capital Employed (ROCE)	%	**15.9**[3]	17.9	- 11.2	22.5
WACC before taxes	%	**11.0**	11.0	–	11.0
Value added	*€ million*	**83**	115	- 27.8	378
Capital Employed	€ million	**3,251**	3,254	- 0.1	3,252
Capital expenditure	€ million	**214**	229	- 6.6	465
		12/31/01	06/30/01	+/– in %	
Work force	FTE[4]	**2,795**	2,802	- 0.2	

1) Matched to the new group structure.
2) Of which natural gas tax: €149 million (preceding year's equivalent period: €156 million).
3) Including €1 million reclassification of results produced by financial investments.
4) In full time equivalents (FTEs) corresponding to the percentage of full-time employment.

Production activities substantially expanded
RWE-DEA's natural gas production, at 943 million cubic meters, stayed roughly at the preceding year's level. We increased petroleum production by 22.3% to 2.4 million tons, a rise attributable not least to the acquisition of the Spanish company Repsol-YPF's 50% holding in three oil fields in the Gulf of Suez, thus increasing our own holding to 75.5%. We also increased our production in Norway, Kazakhstan and Germany.

Gas sales volume slightly up
Sales of natural gas at RWE Gas rose by 1.6% over the preceding year's equivalent period, to reach 43.6 billion kilowatt hours. The highest growth of 14.0% was achieved with major industrial accounts. Reasons included high gas utilization in power plants, plus an altered classification of commercial accounts and major industrial accounts at RWE Gas. Consequently, we recorded a 9.7% fall in sales volume to private and commercial accounts. Deliveries to energy utilities were up by 3.9%. RWE Gas, together with its subsidiaries, currently supplies 127 municipal utilities, 3,900 industrial customers, and 1.2 million domestic and commercial customers.

Sales up
We improved external net sales by 7.9% to reach €1.647 million. The upstream operations performed slightly better, thanks to increased production quantities and despite falling prices for crude oil. Sales at RWE Gas also rose, reflecting higher gas prices and a small increase in volume compared to the preceding year.





Profits hit by low prices for crude oil
EBITDA was up by 2.3% reaching €395 million. The operating result, by contrast, at €258 million, was down by 11.3%. While the Upstream Division finished 30.4% below the preceding year's record result, due to declining prices for crude oil, RWE Gas improved its performance by 60.7%, thanks primarily to higher gas prices than in the preceding year's equivalent period. The Gas Business Area's absolute value added, at €83 million, was 27.8% down on the preceding year's figure.

Capital expenditure in gas and oil production more than doubled
Our capital expenditure totaled €214 million during the short fiscal year, 6.6% down on the preceding year. The volume of capital expenditure in the upstream operations was substantially increased, focusing primarily on our involvement in oil fields in the Gulf of Suez. Capital expenditure at RWE Gas, by contrast, was down by more than half. Here, though, the preceding year's figure had been exceptionally high, due to the purchase of a holding in the Slovakian gas storage company Nafta.

Success in the bidding procedure for the Czech Republic's gas industry
In December 2001, our bid to privatize the Czech gas industry was accepted. This means RWE now ranks 5th in terms of sales and 4th in terms of customers among Europe's gas utilities. The tender covered 97% of the shares in the national gas utility Transgas and between 46% and 58% of the equity in the eight regional gas vendors. The transaction still requires the approval of the Czech antitrust authorities.

Transgas possesses part of the main transit pipeline for Russian natural gas, transporting around 20% of Western Europe's entire gas consumption. This acquisition makes RWE the second-largest

External gas sales in million kWh	**July–Dec. 2001**	July–Dec. 2000	+/– in %	2000/01
Private and commercial customers	**11,666**	12,925	– 9.7	26,052
Key industrial accounts	**8,527**	7,481	+ 14.0	18,117
Distributors/Energy utilities	**23,397**	22,513	+ 3.9	54,700
Total	**43,590**	42,919	+ 1.6	98,869


RWE

Gas Business Area **Key data for the divisions** in € million	Total sales		External net sales		EBITDA		Operating result	
	July–Dec. 2001	July–Dec. 2000	**July–Dec. 2001**	July–Dec. 2000	**July–Dec. 2001**	July–Dec. 2000	**July–Dec. 2001**	July–Dec. 2000
Mid-/Downstream	**1,220**	1,109	**1,200**	1,103	**151**	107	**98**	61
Upstream	**778**	791	**447**	423	**244**	279	**160**	230
Total	**1,998**	1,900	**1,647**	1,526	**395**	386	**258**	291

pipeline operator in Europe. Transgas covers almost 100% of gas demand in the Czech Republic, supplying its customers through the regional utilities. With 2.6 million customers and anticipated annual growth of 4%, the Czech Republic ranks among Europe's most dynamic markets for natural gas. In the 2000 fiscal year, Transgas achieved sales of €1.34 billion with a workforce of 1,450. In the same period, the regional utilities, with 6,250 employees, booked sales of around €1.2 billion.

RWE-DEA strengthens upstream position by acquisitions in Poland, Egypt and the UK
By upgrading our international upstream position, we have doubled our natural gas reserves of 37.8 million cubic meters of oil equivalent (OE) at the end of 2000 to 76.5 million cubic meters OE.

At the end of August 2001, RWE-DEA acquired a 58.5% holding in Medusa Oil and Gas, a Polish subsidiary of the British firm Ramco Energy. At the same time, we took over operational management at the company's four licensed facilities in the south of Poland, with the aim of confirming and developing the natural gas deposits there.

In October 2001, we completed the purchase of the Spanish firm Repsol-YPF's shares in natural gas licenses in the Mediterranean near Alexandria.

As of February 5, 2002, RWE-DEA aquired the British company Highland Energy Holdings Ltd. Headquartered in Aberdeen, the company operates as an oil producer in the southern British North sea, with stakes in four fields with around 2 million cubic meters OE of accessible reserves (Highland's share). In addition, the firm possesses holdings in gas storage facilities in four production regions with a total of approximately 11 million cubic meters OE of gas reserves. The acquisition is an important base for establishing an upstream position in the British North Sea amenable to future development.

Outlook

In view of the worldwide downturn in business activity, we expect both crude oil and gas prices to be far below the level of 2001. The Upstream Division will accordingly fall significantly short of the high operating result featured in the 2001 pro forma calendar year. At RWE Gas, we anticipate higher profits if first-time consolidation of Transgas goes ahead as scheduled in the second quarter of 2002. Overall, however, the Gas Business Area will close the year down on the preceding year's figures.



Privatization as the driver for growth

With only a four-percent share of sales, our newest core business operation contributed one fifth of the group's operating result. Thames Water is thus one of the group's major earners. With the planned acquisition of American Water Works, new prospects will be opened up on the world's biggest water market, the USA.

Global water market still growing

The regulated water and wastewater business remained largely unaffected by the weakening global economy during the period under review. Growth was fueled by continuing privatisation and increasingly stringent requirements for quality and environmental protection. The key markets for international water companies proved to be Western Europe, North America and selected nations in Latin America and the Asia/Pacific Rim region.

The Water Business Area has only been included in our consolidated financial statements since January 2001. We are thus unable to present any preceding-year figures in this report, but are providing comparable data on a qualitative basis.

Proportion of sales from international business continues to rise

Thames Water's sales for the year under review were €1,394 million. Sales outside the regulated UK business reached a new high at €479 million or 34%. This was primarily attributable to acquisitions in the USA (E'town) and Chile (ESSBIO), and the increase in our equity investment in the joint venture for supplying the Chinese city of Shanghai to 100%. In addition, sales in the non-regulated property sector have also risen. Since April 2001, Thames Water has also taken over the management of customer services for the Welsh water supplier, Dwr Cymru.

Key data Water[1] Business Area		July – Dec. 2001
External net sales	€ million	1,394
Internal net sales	€ million	–
Total sales	€ million	1,394
EBITDA	€ million	670
Operating result	€ million	415
Return on Capital Employed (ROCE)	%	6.5
WACC before taxes	%	8.0
Value added	€ million	– 96
Capital employed	€ million	12,784
Capital expenditure	€ million	778
		12/31/2001
Work force	FTE[2]	11,586

1) The Water Business Area was included for the first time in the third quarter of the 2000/01 fiscal year.
2) In full time equivalents (FTEs) corresponding to the percentage of full-time employment.

Substantial contribution to consolidated profits
The Water Business Area achieved EBITDA of €670 million, and an operating result of €415 million. A large proportion of earnings continues to come from the United Kingdom's regulated water business. In view of the increasingly international nature of the business involved, however, a growing proportion of profits is coming from water markets outside the UK.

Thanks to purposeful cost management, we are once again well on course to stay below the limits laid down by the British regulator for capital expenditure and operating costs. This is imperative if we are to increase profits in the regulated British water business. The non-regulated British business again profited from a good performance by the real estate division. The increased contribution to profits by our operations outside the UK is primarily due to the acquisitions already mentioned. The absolute value added from the Water Business Area is €–96 million. Excluding the goodwill from the acquisition of Thames Water, however, it emerges as substantially positive.



Water Business Area **External net sales** in € million	July – Dec. 2001
America	188
Asia-Pacific Rim	46
Europe, Near East, Africa	115
United Kingdom	1,045
Total	**1,394**

Capital expenditure on quality and environmental standards

During the period under review, Thames Water's capital expenditure came to €778 million. The major focuses of our investment activity are cost-cutting infrastructural investments, together with enhanced efficiency and upgraded standards in terms of water quality and environmental impact targets. These were complemented by financial investments for expansion projects in Chile and China.

RWE to become No. 1 on the US water market

With the acquisition of American Water Works, initiated in the short fiscal year, RWE will become the largest supplier in North America's regulated water business. In addition, we are thus upgrading our position as the world's Number 3, serving around 60 million customers. American Water Works, with 15 million customers and 6,600 employees working in 29 federal states and three Canadian provinces is by far the largest publicly quoted water utility in the USA.

In 2001, the company generated US$ 1.4 billion of operating revenues. The recently completed acquisitions of Azurix North America and Citizens Water mean additional annual sales of around US$240 million. Moreover, American Water Works is continually growing in the highly fragmented US market, which has approximately 54,000 water operators, through the acquisition of small and medium-sized regional utilities.



Stronger market position in Chile

We have significantly strengthened our competitive position in Chile, the most stable water market in Latin America. We now have a majority share in the regional water utility, ESSEL, having acquired the Portuguese company EDP's 25.5% stake; and have also entered into a 30-year concession contract with another regional water provider, ESSAM. Together, these companies generated total net sales of €41 million in 2000. Together with our majority holding in the water utility ESSBIO, they serve a coherent supply region to the south of the capital Santiago. With these operations, we are now offering water and wastewater services to around 2.6 million people in Chile. This increases our market share to 20%, and reinforces our position as Number 2 on the Chilean market.

Outlook

Having strengthened our operations in key markets, the water business is well positioned to continue participating profitably in the high growth potential of the global water sector. For the ongoing fiscal year, we anticipate an operating result above the level of a pro-forma 2001 calendar fiscal year. In the medium term, with the integration of American Water Works, the water business will make another significant leap forward in terms of both sales and earnings.



Earnings boosted by enhanced efficiency

Our sharpened focus on core business is strengthening RWE Umwelt's status as the Number 1 in Germany's disposal market. Our efficiency-boosting initiatives are bearing fruit. Despite less-than-favorable market trends and stagnating turnover, the business area improved its operating result by 16%.

Growth opportunities in the field of community waste

The troubled state of the economy was reflected in Germany's disposal sector. The country's waste and recycling market stagnated, with quantities and prices both down. Opportunities are being created in the sector by the trend towards privatization. Rising pressure on costs, coupled with a high capital expenditure requirement means more and more municipalities are offering stakes to private companies. There have been no significant alterations in the business of the recycling enterprise "Duales System Deutschland" (DSD), either in quantities or in prices. In the community waste sector, growth opportunities emerged from implementation of Germany's Technical Instruction for Community Waste (TASi).

Sales slightly up on preceding year's level

External net sales, at €1,068 million, were slightly up on the preceding year's equivalent figure, boosted both by first-time consolidation of the Kanal-Müller Group and the waste disposal operations of Thames Water (Thames Waste Management), together with new orders from municipal and commercial customers. We have thus further consolidated our sales ranking as Number 1 in Germany. We are currently supplying 150 municipalities' counties and special administrative unions, plus around 220,000 industrial and commercial customers in Germany, plus Duales System Deutschland AG, for which RWE Umwelt handles disposal of packaging waste in 99 contractual territories with around 16 million inhabitants.


1014

Improved efficiency produces double-digit rise in earnings

RWE Umwelt achieved significant improvements during the truncated fiscal year. At €176 million, EBITDA was 7.3% up on the preceding year's equivalent figure. The operating result rose by 15.6%, to €89 million, boosted not least by synergies from integration of the former VEW's disposal

Key data **Environmental Services** Business Area		**July–Dec. 2001**	July–Dec. 2000	+/– in %	2000/01
External net sales	€ million	**1,068**	1,058	+ 0.9	2,045
Internal net sales	€ million	**22**	13	+ 69.2	24
Total sales	€ million	**1,090**	1,071	+ 1.8	2,069
EBITDA	€ million	**176**	164	+ 7.3	309
Operating result	€ million	**89**	77	+ 15.6	135
Return on Capital Employed (ROCE)	%	**12.8**	11.9	+ 7.6	10.0
WACC before taxes	%	**10.0**	10.0	–	10.0
Value added	€ million	**19**	12	+ 58.3	0
Capital employed	€ million	**1,396**	1,299	+ 7.5	1,348
Capital expenditure	€ million	**234**	182	+ 28.6	376
		12/31/01	06/30/01	+/– in %	
Work force	FTE*)	**14,453**	14,090	+ 2.6	

*) In full time equivalents (FTEs) corresponding to the percentage of full-time employment.



business (Edelhoff), buttressed by organizational improvements created by merging individual operations. On these foundations, we achieved a positive value added of €19 million.

Higher capital expenditure

Capital expenditure of €234 million invested during the truncated fiscal year was 28.6% up on the preceding year's comparable figure. Besides replacement investment in plant and logistics, it primarily results from the acquisition of the Remex Group and various increases in shareholdings.

Core business upgraded by acquisitions

We have further strengthened our position on the market by purchasing appropriate companies, among them the Kanal-Müller Group, a leading operator in the field of sewer refurbishment, previously managed by Harpen. This step rounds off our corporate capability portfolio as a full-service provider for municipalities. With the Remex Group, Germany's market leader in the field of building site disposal operations, we are tapping into a new segment of the market. Purchasing 49% of the equity in Melosch Export GmbH, a front-ranking waste paper sales company, has enabled us to cover the entire recycling chain both at home and abroad. RWE Umwelt's geographic scope outside Germany has been expanded by the acquisition of Thames Waste Management from Thames Water. Acquisitions increased the business area's turnover by €56 million.

Accelerating trend towards privatization

Several public-private partnership projects have helped us to upgrade our standing on the regional markets, with RWE Umwelt acquiring shareholdings in municipal disposal service enterprises to become a partner of counties, cities and municipalities. Together with another private vendor, RWE Umwelt has purchased 47% of the waste disposal and city cleaning firm Abfallwirtschaft und Stadtreinigung Freiburg GmbH. In addition, we have signed agreements to acquire a 49% stake in Pinneberg County's waste management and waste treatment operation. Further privatization projects were initiated or progressed during the period under review.


Umwelt

Harmonized market image with new umbrella brand

In the truncated fiscal year, the companies of RWE Umwelt AG were operating under a new umbrella brand-name "RWE Umwelt" for the first time, ensuring a harmonized visual image and high recognition rating in the market.

Outlook

With our focus on municipal business, we will continually upgrade our status as the Number 1 in Germany's disposal sector. The accelerating trend towards private service providers offers the most attractive growth potential in this highly competitive German market. Thanks to our significantly improved cost position, we see good opportunities for further increasing our operating result and thus finishing above the pro forma figure for the 2001 calendar year.



Earnings still at a high level

RWE-DEA's refinery and filling station business did not quite manage to repeat the preceding year's record result. In January 2002, we incorporated it in a joint venture with Shell Germany. This opens up opportunities for the future with a strong partner in the attractive non-core downstream oil segment.

Low fuel oil prices boost mineral oil consumption

In the second half of 2001, Germany's consumption of mineral oil, at 64.3 million tons, was 1.5% up on the preceding year's figure. The main reason was the 10.9% rise in sales of light heating oil. In view of declining prices, consumers have once again been topping up their fuel oil tanks in greater numbers. Sales of gasoline and diesel fuels were slightly down on previous year's level.

Lower prices mean external net sales were down despite higher volume

RWE-DEA's sales of mineral oil increased by 8.6% over the preceding year's equivalent period, to reach 11.6 million tons. The paramount factor here was German fuel oil business, up by 17.6%. RWE-DEA slightly increased its market share in filling station business to just under 12%. Domestic gasoline sales were up by 1.3%, and diesel fuel by 9.1%. RWE-DEA's sales of mineral oil in Germany developed significantly better than domestic mineral oil consumption overall. Sales of petrochemicals were slightly down on the previous year's level. In refineries, 10.5 million tons of crude oil and semi-finished products were consumed, 5.1% more than in the preceding year's equivalent period.

Despite higher volumes, external net sales in the downstream operations were down by 6.8% at €8,414 million, because RWE-DEA's products became significantly cheaper due to declining prices for crude oil. In addition, Rhein Oel Ltd., with its €239 million of sales, had been transferred to RWE Trading.



Key data RWE-DEA Downstream		July-Dec. 2001	July-Dec. 2000[1]	+/- in %	2000/01[1]
Sales					
Mineral oil products	t '000	**11,608**	10,692	+ 8.6	21,249
Petrochemical products	t '000	**1,330**	1,354	- 1.8	2,697
External net sales	€ million	**8,414**	9,032	- 6.8	17,259
Internal net sales	€ million	**24**	232	- 89.7	293
Total sales	€ million	**8,438**	9,264	- 8.9	17,552
EBITDA	€ million	**271**	304	- 10.9	558
Operating results	€ million	**202**	239	- 15.5	429
Return on Capital Employed (ROCE)	%	**39.2**	62.3	- 37.1	50.4[2]
WACC before taxes	%	**13.0**	13.0	-	13.0
Value added	€ million	**135**	189	- 28.6	302
Capital employed	€ million	**1,030**	767	+ 34.3	807
Capital expenditure	€ million	**55**	83	- 33.7	158
		12/31/01	06/30/01	+/- in %	
Work force	FTE[3]	**3,212**	3,277	- 2.0	

1) Matched to the new group structure.
2) Basis for ROCE calculation: operating result of RWE-DEA Downstream including chemicals business.
3) In full time equivalents (FTEs) corresponding to the percentage of full-time employment.

Profits down on previous year's record level

As expected, the excellent result of the preceding year could not be repeated. EBITDA fell by 10.9% to €271 million and the operating result dropped by 15.5% to €202 million, due primarily to weak earnings in filling station business. Profits at the Refineries and Logistics Division were approximately at the previous year's level. DEA Mineraloel & Service GmbH boosted its profits significantly, benefiting from increased demand for light heating oil. RWE-DEA Downstream's absolute value added was down by 28.6% at €135 million, but still at a high level.

High capital expenditure on desulfurization of diesel fuel

Capital expenditure, at €55 million, was 33.7% below the preceding year's level. It focused principally on the domestic network of filling stations, and construction of a new desulfurization plant in Wesseling, which in future will meet the increased demand for sulfur-free diesel fuel at all RWE-DEA refineries.



Antitrust authorities approve joint venture with Shell Germany

In December 2001, the German Cartel Office and the European Commission gave the go-ahead for setting up the joint venture Shell & DEA Oil GmbH. This consent was subject to stipulations applying primarily to the filling stations, aviation fuel, and access to products from pipelines. Shell & DEA Oil, with an initial payroll of around 7,500 people, refinery capacity of 34.6 million tons a year, and estimated sales in 2002 of 38 million tons, will be one of Europe's biggest mineral oil companies in a national market. In the medium term, the joint venture is expected to produce synergies worth €150 million a year. Mineral oil will continue to be sold under the two strong brands of Shell and DEA.

Outlook

In future, we shall consolidate the Shell & DEA Oil GmbH joint venture pro rata at 50%. Due to lower refinery margins and continuing fierce competition on the filling station market, we anticipate significantly reduced profits for 2002 compared to the pro forma figure for the 2001 calendar year. Pro rata consolidation will also hit profits. The reason is that Shell will contribute a larger proportion of filling stations than of refineries to the joint venture, so the currently low filling station margins will be reflected in the figures.

The antitrust authorities have required the joint venture to reduce its market share in Germany's filling station business from 25% to 20%. However, we expect the interest income from the sales proceeds to largely offset the operating result we will have lost by selling down the shareholding.



Economic slowdown clearly noticeable

Results at Heidelberger Druckmaschinen AG were hit by the worldwide recession, not least in the USA. The response comprised cost-cutting initiatives and further product innovations. Prospects for 2002 will depend crucially on the timing and extent of a macro-economic recovery.

Extended reporting period
Due to the changeover of the RWE Group's fiscal year, we are synchronizing the reporting periods for Heidelberg and RWE, hitherto offset by three months. Thus in the truncated fiscal year, we are recording Heidelberg with three quarters (April to December 2001) and are therefore partially showing significantly higher basic figures compared with the preceding year (April to September 2000).

Global economy hit by US recession
The printing press industry was significantly affected by the global economic downturn. In the USA, the biggest market for printing systems, the recession was reflected in reduced order bookings. The macro-economic weakness was also manifest in the EU nations. Demand in Eastern Europe, East Asia and South America developed more favorably. Here, too, however, there were already initial indications of an economic slowdown.

Order bookings affected by macro-economic downturn
Heidelberg's order bookings, at €3,549 million, were 15.5% up on the preceding year. Excluding the third quarter in the period under review, however, there was a drop of 17.4%. In the previous year, due to drupa 2000, the world's biggest trade fair for the printing and paper industries, Heidelberg's figure was exceptionally high. There was also a perceptible macro-economic cooldown in principal markets. The primary sheetfed business accounted for around 63% of total order volume in the truncated fiscal year, at €2,248 million. Adjusted for the third quarter, order bookings here were down by 21%. The Finishing (–15%), Web Systems (–10%) and Digital (–9%) Divisions, were



Key data **Heidelberger Druckmaschinen**		**July–Dec. 2001**[1]	July–Dec. 2000[1]	+/– in %	2000/01
External net sales	€ million	**3,573**	2,195	+ 62.8	5,303
Internal net sales	€ million	**–**	–		–
Total sales	€ million	**3,573**	2,195	+ 62.8	5,303
EBITDA	€ million	**306**	247	+ 23.9	711
Operating result	€ million	**146**	152	– 3.9	510
Return on Capital Employed (ROCE)	%	**9.4**[2]	13.4	– 29.9	19,9
WACC before taxes	%	**14.0**	14.0	–	14,0
Value added	€ million	**– 111**	– 8	–	170
Capital employed	€ million	**3,180**	2,761	+ 15.2	2,906
Capital expenditure	€ million	**238**	123	+ 93.5	334
		12/31/01	06/30/01	+/– in %	
Work force	FTE[3]	**24,489**	24,560	– 0.3	

1) Due to the changeover of the RWE Group's fiscal year to the calendar year, the reporting period covers the period from April 1 to December 31, 2000. The preceding year's equivalent period, by contrast, contains only the first Heidelberg half-year from April 1 to September 30, 2000.
2) Including interest from sales financing in the amount of €77 million.
3) In full time equivalents (FTEs) corresponding to the percentage of full-time employment.

all unable to repeat the preceding year's performance.

External net sales up on the preceding year

In the short fiscal year, Heidelberg booked external net sales of €3,573 million. When only the first two quarters are considered, sales were up by 5%. The Sheetfed Division achieved the biggest growth, with growth of 16%. Sales at Finishing were up by 2%. Revenues were down at the Web Systems (–29%) and Digital (–8%) Divisions. Due to their high shares in the US market, they were hit particularly hard by the economic downturn and by many customers' uncertainty in regard to capital expenditure decisions.

Earnings hit by recession in the USA

EBITDA was up by 23.9%. The reason was the three months longer reporting period involved. The operating result, by contrast, was down by 3.9%, reflecting increased write-downs entailed by inclusion of the additional quarter, and reduced income from investments. Both these are factored into the operating result, but not into the EBITDA. Adjusted for the third quarter, EBITDA and operating result would have fallen by 19.0% and 31.6% respectively. The decrease is attributable to worsened results in the Web Systems and Digital Divisions, where the weakness of the US economy left its mark. The Finishing Division's figures showed a slight decline. Sheetfed, by contrast, finished 17% up on the preceding year's figure. Heidelberg's absolute value added, at €–111 million, was substantially down on the previous year's level.

Capital expenditure increased despite the flagging economy

Capital expenditure was up by 93.5% in the truncated fiscal year, or by 4.9% after adjustment for the third quarter. Heidelberg used the majority of the funding for development work on digital and offset printing, as well as optimizing manufacturing operations at its production facilities.



World market leadership underpinned by innovative products

Innovation is the key for Heidelberg's future success in the market. The company has once again funded substantial research and development, amounting to around 8% of sales. Buoyant demand for the new "Mainstream" newspaper printing press confirms the success of this strategy. Promising progress is also being made in tackling the attractive market segment of digital printing. By the end of 2001, around 130 machines from the new NexPress 2100 series of digital color presses, had already been ordered.

Outlook

In view of the strained macro-economic environment, the demand for printing systems is unlikely to improve before the second half of 2002 at the earliest. To assure reasonable profitability, Heidelberg has initiated action to cut its costs by a total of €100 million, which will stabilize the 2002 earnings situation. Nevertheless, figures are expected to fall significantly short of Heidelberg's pro-forma result for the 2001 calendar year, since even in the event of an early improvement in the economic situation, increased order bookings would not show up significantly in the result for the 2002 calendar year.



Healthy business abroad

Despite investor restraint worldwide in the construction sector, HOCHTIEF remains on course for growth in North America and Australia. Buoyant business abroad helped earnings to exceed the preceding year's figure, notwithstanding a weak construction sector in Germany itself, where restructuring has utmost priority.

Germany's construction sector still weak

Growth in the international construction sector weakened only slightly, despite the downturn in the global economy. Shrinkage primarily involved construction projects for industrial and commercial clients. On the airport market, particularly, the financial effects of the terrorist attacks on September 11 were definitely perceptible. Due to the crisis ongoing at numerous airlines, privatization projects are also being delayed. However, pundits expect traffic volume to normalize by mid-2002. The German construction sector is still in poor condition, with no end in sight to what has become eight years of sectoral recession.

Internationally successful

HOCHTIEF increased its order bookings by 5.6% over the preceding year's equivalent period, to reach €7,018 million. The major growth came from the North American subsidiary Turner, which increased its bookings by 13%. Accounting for 52% of the total volume, the USA has consolidated its ranking as HOCHTIEF's most important strategic market. In Germany, order bookings rose by 28.2% to €1,495 million, but this increase was attributable merely to postponed placement of several large-scale orders.

Work done fell by 1.2% compared to the previous year's equivalent period, to €6,851 million. Abroad, HOCHTIEF's work done totaled €5,649 million, an increase of 3.9%. Due to a decline in order bookings from preceding periods, however, domestic work done, at €1,202 million, showed a significant drop of 19.8%.



Key data HOCHTIEF		July–Dec. 2001	July–Dec. 2000	+/– in %	2000/01
External net sales	€ million	**6,176**	5,020	+ 23.0	11,027
Internal net sales	€ million	**8**	15	- 46.7	28
Total net sales	€ million	**6,184**	5,035	+ 22.8	11,055
EBITDA	€ million	**237**	71	+ 233.8	165
Operating result	€ million	**122**	65	+ 87.7	97
Return on Capital Employed (ROCE)	%	**21.4**	9.6	+ 122.9	7.5
WACC before taxes	%	**14.0**	14.0	-	14.0
Value added	€ million	**42**	- 30	+ 240.0	- 83
Capital employed	€ million	**1,140**	1,352	- 15.7	1,288
Capital expenditure	€ million	**340**	359	- 5.3	606
		12/31/01	06/30/01	+/– in %	
Work force	FTE*)	**32,211**	33,769	- 4.6	

*) In full time equivalents (FTEs) corresponding to the percentage of full-time employment concerned.

The order backlog was increased by 12.7% to €13.4 billion. Internationally, it was up by 16.9% to €11.0 billion. Here, too, the rise came primarily from the American market, which accounted for just under half of total volume. In Germany, the order backlog, at €2,355 million, was 3.8% down on the preceding year's figure.

HOCHTIEF's external net sales rose by 23% over the previous year's equivalent period to reach €6,176 million, boosted by the first-time consolidation of the Australian company Leighton Holdings. Turner, too, substantially expanded its sales. Due to the continuing weak state of Germany's construction sector, sales at HOCHTIEF Construction AG showed another fall.

Earnings up thanks to healthy business abroad
EBITDA more than tripled, reaching €237 million. The operating result also showed a significant improvement, to €122 million. The principal factors involved here were first-time consolidation effects (mainly from Leighton Holdings), plus a rise in Turner's profits. Following a weak first half to 2001, the decline in domestic earnings was more than compensated for during the truncated fiscal year. HOCHTIEF achieved value added of €42 million, a substantial improvement on the preceding year's negative figure.

New structure upgrades efficiency
With the Building and Civil Engineering Divisions, the entire operative construction business on the German market is now under the aegis of HOCHTIEF Construction AG, enabling HOCHTIEF



AG to act as a strategic management holding company. The restructuring initiatives create a tighter focus on market segments with bigger margins. Enhanced competitiveness is also assured by further concentration on core business. HOCHTIEF accordingly sold HOCHTIEF Software GmbH with effect from July 1, 2001.

Continuing focus on airport projects
Athens' new international airport has been rated by the International Air Transport Association (IATA) as one of the world's best. According to the independent study, it ranks 2nd in Europe and 6th in the whole world. HOCHTIEF planned, financed and built Athens' new airport, and will operate it for 25 years.

The Australian government has postponed the privatization procedure for Kingsford-Smith Airport in Sydney to early 2002. The decision on privatizing Berlin's airports and expanding Berlin Brandenburg International is also still pending.

Capital expenditure still at a high level
At €340 million, capital expenditure was roughly equivalent to the preceding year's level. There was a substantial increase in funding allocated for tangible assets, with particularly high expenditure by Leighton Holdings on technical equipment in its mining operations.

Outlook

In the 2002 fiscal year, the restructuring of our construction and civil engineering operations under the aegis of HOCHTIEF Construction AG will start to take effect. The strategic and operating focus of our business in the USA and Australia has in recent months proved gratifyingly resilient in the face of business cycle fluctuations. The German market continues to be difficult.

With effect from January 1, 2002, HOCHTIEF will no longer be fully consolidated in the RWE financial statements, but valued at equity. The corresponding result, on current indications, will be roughly equivalent to that for the 2001 pro forma calendar year.

Consolidated Financial Statements

Consolidated Income Statement for the period from July 1 to December 31, 2001

in € million	(Note)	2001 TFY[1]	2000/01
Net sales	(1)	**33,301**	62,878
Mineral oil tax/natural gas tax/electricity tax	(2)	**3,281**	6,127
Net sales (excluding mineral oil tax/natural gas tax/electricity tax)		**30,020**	56,751
Changes in finished goods and work in progress/		**206**	- 10
other own work capitalized		**225**	367
Other operating income	(3)	**2,406**	3,589
Cost of materials	(4)	**19,903**	38,497
Staff costs	(5)	**4,745**	8,768
Depreciation and amortization	(6)	**1,837**	3,412
Other operating expenses	(7)	**4,620**	6,859
Profit from operating activities		**1,752**	3,161
Result of investments[2]	(8)	**312**	638
		2,064	3,799
Financial result	(9)	**- 921**	- 1,561
Profit before tax		**1,143**	2,238
Taxes on income	(10)	**339**	478
Profit after tax		**804**	1,760
Minority interests	(11)	**183**	496
Net profit		**621**	1,264
Earnings per share (€)	(22)	**1.10**	2.24

1) TFY = Truncated financial year (July to December).

2) €-23 million of which is profit allocable to financial assets accounted for at equity (previous year: €567 million).

Consolidated Balance Sheet for the period ended December 31, 2001

Assets in € million	(Note)	**12/31/2001**	06/30/2001
Fixed assets	(12)		
Intangible assets		**8,502**	8,351
Property, Plant and Equipment		**32,310**	31,720
Financial assets[1]		**8,370**	14,518
		49,182	54,589
Current assets			
Inventories	(13)	**3,643**	3,205
Accounts receivable and other assets	(14)	**15,244**	14,726
Securities	(15)	**10,611**	3,237
Cash and cash equivalents	(16)	**3,842**	3,052
		33,340	24,220
Deferred taxes	(17)	**8,399**	8,056
Prepaid expenses		**528**	561
		91,449	87,426

Equity and Liabilities in € million	(Note)	**12/31/2001**	06/30/2001
Equity/minority interests	(18)		
Group interest			
Subscribed capital		**1,459**	1,459
Capital reserves		**1,269**	1,269
Retained earnings		**4,440**	4,312
Distributable profit		**562**	281
		7,730	7,321
Minority interests		**3,399**	3,522
		11,129	10,843
Provisions	(19)	**40,383**	40,062
Liabilities[2]	(20)	**30,535**	27,811
Deferred taxes	(17)	**6,206**	5,129
Deferred income	(21)	**3,196**	3,581
		91,449	87,426

1) €4,614 million of which are allocable to financial assets accounted for at equity (previous year: €4,963 million).
2) €11,410 million of which are long-term interest-bearing liabilities (previous year: €9,114 million).

Consolidated Cash Flow Statement for the period from July 1 to December 31, 2001

in € million	Note (26)	2001 TFY	2000/01
Profit after tax		804	1,760
Depreciation, amortization and writebacks		1,801	3,545
Increase in long-term provisions		440	430
Increase/decrease in deferred taxes		- 179	- 463
Other non-cash items mainly equity accounting and result of fixed asset disposals		- 502	- 652
Cash flow		2,364	4,620
Increase/decrease in short-term provisions		- 629	- 68
Change in net working capital		- 698	- 590
Change in other balance sheet items		- 16	- 148
Net cash from operating activities		1,021	3,814
Intangible assets/property, plant and equipment			
Capital expenditure		- 2,295	- 3,518
Proceeds from disposition of fixed assets		297	809
Acquisitions, investments and loans to associates			
Capital expenditure		- 1,411	- 9,890
Proceeds from disposition of fixed assets/divestments		630	1,262
Change in securities and cash investments		- 1,340	3,817
Net cash used in investing activities		- 4,119	- 7,520
Capital contributions to RWE AG and share of minority interests in capital contributions to subsidiaries and share buybacks of RWE Group companies		4	- 2,040*)
Dividends paid to RWE shareholders and minority interests		- 236	- 1,359
Cash in flow from increase in financial debt		6,956	10,674
Repayment of financial debt		- 3,615	- 4,873
Net cash provided by financing activities		3,109	2,402
Net change in cash and cash equivalents		11	- 1,304
Effects of exchange rate changes and other changes in value		- 27	- 30
Effects of changes in the scope of consolidation on cash and cash equivalents		806	1,574
Total net change in cash and cash equivalents		790	240
Cash and cash equivalents at beginning of reporting period		3,052	2,812
Cash and cash equivalents at end of reporting period		3,842	3,052

*) €-2,039 million of which are allocable to the acquisition of shares in RWE (old) and VEW that were eliminated within the scope of the merger.

Statement of Changes in Equity and Minority Interests for the period from July 1 to December 31, 2001

in € million	Subscribed capital	Capital reserve of RWE AG	Retained earnings	Accumulated Other Comprehensive Income: Difference from currency translation	Accumulated Other Comprehensive Income: Marked-to-market valuation of financial instruments	Dis-tributable profit	**Group interest**	Minority interests	**Total**
Balance as of 07/01/2000	1,340	1,697	2,643	163	–	523	**6,366**	3,191	**9,557**
Share buybacks			-2,045				**-2,045**	-4	**-2,049**
RWE/VEW merger	-129	-180	3,412				**3,103**	456	**3,559**
Capital contributions	248	-248					**–**	9	**9**
Dividends paid						-1,078	**-1,078**	-281	**-1,359**
Other comprehensive income				-33			**-33**	45	**12**
Profit after tax			419			845	**1,264**	496	**1,760**
Other changes			-247			-9	**-256**	-390	**-646**
Balance as of 06/30/2001	1,459	1,269	4,182	130	–	281	**7,321**	3,522	**10,843**
Capital contributions								4	**4**
Dividends paid								-236	**-236**
Other comprehensive income				18	-22		**-4**	-40	**-44**
Profit after tax			340			281	**621**	183	**804**
Other changes*)			-935		727		**-208**	-34	**-242**
Balance as of 12/31/2001	1,459	1,269	3,587	148	705	562	**7,730**	3,399	**11,129**

*) Other changes resulting from the marked-to-market valuation of financial instruments are due to the fact that IAS 39 was applied for the first time.

Statement by the Executive Board

The Executive Board of RWE AG is responsible for the preparation of the Consolidated Financial Statements and the Consolidated Review of Operations.

The Consolidated Financial Statements for the period ended December 31, 2001 have been prepared in compliance with International Accounting Standards (IAS). They are in compliance with the 83/349/EEC Directive. The previous year's figures have been determined according to the same principles. Pursuant to Section 292a, which was introduced to the German Commercial Code under the German Act to Facilitate the Raising of Capital, these IAS-compliant Consolidated Financial Statements have an exempting effect. In this context, the regulations set out in DRS 1 have been complied with.

Internal control systems, the use of uniform directives throughout the Group, and our programs for basic and advanced staff training ensure that the Consolidated Financial Statements and Consolidated Review of Operations are adequately prepared. Compliance with legal regulations, internal guidelines and the reliability and viability of the control systems are continuously examined throughout the Group.

In line with the requirements of the German Corporate Control and Transparency Act, our risk management system enables the Executive Board to identify potential risks at an early stage and initiate countermeasures, if necessary.

According to the resolution adopted by the Annual General Meeting, PwC Deutsche Revision Aktiengesellschaft Wirtschaftprüfungsgesellschaft has audited the Consolidated Financial Statements and the Consolidated Review of Operations and issued an unqualified audit opinion thereon, which is stated below.

The Consolidated Financial Statements, Consolidated Review of Operations and the Report of Independent Auditors are discussed in detail at the Supervisory Board's meeting on financial statements with the auditors present. The results of the Supervisory Board's examination have been included in the Report of the Supervisory Board (pages 8 to 11 of this Annual Report).

Essen, March 7, 2002

The Executive Board

Kuhnt Klein Maichel Remmel Sturany Zilius

Pro forma presentation

The Group's financial year has been identical to the calendar year since January 1, 2002. Completing the transition requires us to introduce a truncated financial year (TFY) covering the reporting period running from July 1 to December 31, 2001.

In the following pro forma presentation, the reporting period will be compared to the corresponding year-earlier period (pro forma TFY) which spans July 1, 2000 to December 31, 2000 and was not subjected to an independent audit.

Consolidated Income Statement for the period from July 1 to December 31, 2001

in € million	2001 TFY	Pro forma 2000 TFY
Net sales	33,301	29,519
Mineral oil tax/natural gas tax/electricity tax	3,281	3,012
Net sales (excluding mineral oil tax/natural gas tax/electricity tax)	30,020	26,507
Changes in finished goods and work in progress/ other own work capitalized	431	280
Other operating income	2,406	1,514
Cost of materials	19,903	18,321
Staff costs	4,745	4,092
Depreciation and amortization	1,837	1,341
Other operating expenses	4,620	3,139
Profit from operating activities	1,752	1,408
Result of investments	312	286
	2,064	1,694
Financial result	- 921	- 724
Profit before tax	1,143	970
Taxes on income	339	283
Profit after tax	804	687
Minority interests	- 183	- 194
Net profit	621	493

Comparability is limited due to the expansion of RWE Trading's trading business, the inclusion of three of Heidelberg's quarters in the Consolidated Financial Statements for the truncated financial year, the first-time consolidations of Thames Water in the Water Business Area and of Leighton Holdings at HOCHTIEF as well as the divestment of RWE-DEA's chemicals business as of March 1, 2001.

Consolidated Cash flow Statement for the period from July 1 to December 31, 2001

in € million	2001 TFY	Pro forma 2000 TFY
Cash flow	**2,364**	1,660
Change in net working capital/other items	**- 1,343**	- 859
Change in Net cash from operating activities	**1,021**	801
Capital expenditure on intangible assets/property, plant and equipment and financial assets	**- 3,706**	- 8,878
Proceeds from disposals of intangible assets/property, plant and equipment and financial assets	**927**	545
Change in securities and cash investments	**- 1,340**	3,663
Change in Net cash used in investing activities	**- 4,119**	- 4,670
Change in Net cash provided by financing activities	**3,109**	2,749
Other items	**779**	112
Total net change in cash and cash equivalents	**790**	- 1,008
Cash and cash equivalents at beginning of reporting period	**3,052**	2,812
Cash and cash equivalents at end of reporting period	**3,842**	1,804
Change in financial assets	**2,141**	- 3,059
Financial assets at beginning of reporting period	**15,986**	18,162
Financial assets at end of reporting period	**18,127**	15,103
Net financial assets at beginning of reporting period	**135**	15,097
Net financial assets at end of reporting period	**- 1,126**	5,160

Segment reporting for the period from July 1 to December 31

	Core business							
	Electricity		Gas		Water		Environmental Services	
in € million	**2001[1)]**	2000[2)]	**2001[1)]**	2000[2)]	**2001[1)]**	2000[2)]	**2001[1)]**	2000[2)]
External net sales	**10,904**	9,155	**1,647**	1,526	**1,394**	-	**1,068**	1,058
Internal net sales	**1,959**	109	**351**	374	**-**	-	**22**	13
Total net sales	**12,863**	9,264	**1,998**	1,900	**1,394**	-	**1,090**	1,071
Operating result	**960**	947	**258**	291	**415**	-	**89**	77
EBITDA	**1,732**	1,576	**395**	386	**670**	-	**176**	164
Operating assets (as per the value management concept)	**15,833**	15,679	**3,251**	3,254	**12,784**	-	**1,396**	1,299
Capital expenditure on intangible assets and property, plant and equipment	**911**	783	**198**	134	**451**	-	**130**	73

1) TFY.
2) Pro forma TFY.

Cash flow for the reporting period amounted to €2,364 million—up €704 million, or 42.4%, from the previous reporting period. The change in net cash from operating activities improved to €1,021 million. Net cash used in investing activities totaled €4,119 million. These investments were financed through the assumption of financial debt, leading to net cash from financing activities of €3,109 million. Additionally, cash and cash equivalents changed owing to the cash stock of companies fully consolidated for the first time, which amounted to €806 million at the time of acquisition.

Net financial assets decreased by €1,261 million from July 1 to December 31, 2001, to a negative €1,126 million. This decline principally stems from investments made in property, plant and equipment and financial assets. Above all, the change in net cash from operating activities had a counteractive effect.

		Non-core business							
RWE-DEA Downstream		Heidelberger Druckmaschinen		HOCHTIEF		Other/holding/ consolidation		Group	
2001[1]	2000[2]	**2001[1]**	2000[2]	**2001[1]**	2000[2]	**2001[1]**	2000[2]	**2001[1]**	2000[2]
8,414	9,032	**3,573**	2,195	**6,176**	5,020	**125**	1,533	**33,301**	29,519
24	232	**–**	–	**8**	15	**4**	6	**2,368**	749
8,438	9,264	**3,573**	2,195	**6,184**	5,035	**129**	1,539	**35,669**	30,268
202	239	**146**	152	**122**	65	**– 163**	– 97	**2,029**	1,674
271	304	**306**	247	**237**	71	**– 150**	– 17	**3,637**	2,731
1,030	767	**3,180**	2,761	**1,140**	1,352	**– 754**	– 346	**37,860**	**24,766**
55	77	**162**	85	**300**	67	**88**	118	**2,295**	1,337

Earnings per share

		2001 TFY	Pro forma 2000 TFY
Net profit	€ million	621	493
Number of shares outstanding (weighted average)	thousands	562,363	566,878
Earnings per share	€	1.10	0.87
Earnings per share net of goodwill amortization	€	1.53	1.07

Commercial Income Statement

in € million	2001 TFY	Pro forma 2000 TFY
Profit from operating activities	1,752	1,408
+ Result of investments	312	286
– Non-operating result	– 52	– 41
+ Interest credit on advance payments received	17	21
Operating result	2,029	1,674
+ Non-operating result	52	41
+ Financial result	– 938	– 745
Profit before tax	1,143	970
– Taxes on income	– 339	– 283
Profit after tax	804	687
– Minority interests	– 183	– 194
Net profit	621	493

The reconciliation to the operating result concerns the following items.

The result from investments includes all costs and income that have arisen in connection with operating investments. The result from investments thus constitutes an integral part of the Group's operating activity.

Income and costs that are unusual from an economic perspective, or are the result of exceptional events, prejudice the assessment of operating activities. They are reclassified as part of the non-operating result, which is a separate part of the return-on-capital concept. In line with international practice, goodwill amortization from capital consolidation is stated as part of this item.

Prepayments received that are made for long-term production contracts at HOCHTIEF are not to be assigned to financing activities from a commercial perspective, but are instead induced by operations. HOCHTIEF's operating result has therefore been adjusted by way of an interest credit on received prepayments.

Basis of presentation

International Accounting Standards valid as of the balance-sheet date were applied when preparing the Consolidated Financial Statements. Furthermore, the interpretations of the Standing Interpretations Committee (SIC) have been observed.

IAS 39 "Financial Instruments—Recognition and Measurement," IAS 40 "Investment Property" and the revised standards for income taxes (IAS 12, revised in 2000) as well as for employee benefits (IAS 19, revised in 2000) that have become mandatory for RWE as of July 1, 2001 were applied for the first time in the 2001 truncated fiscal year.

A Cash Flow Statement and a Statement of Changes in Equity and Minority Interests have been disclosed in addition to the Income Statement and the Balance Sheet. Moreover, statements made in the Notes include segment reporting.

Several Balance Sheet and Income Statement items have been combined in order to improve clarity. These items are stated and explained separately in the Notes. The Income Statement has been prepared using the total output method.

The Consolidated Financial Statements have been prepared in euros. All amounts (unless specified otherwise) are stated in millions of euros (€ million).

The Financial Statements presented here cover the 2001 truncated fiscal year on the basis of the reporting period from July 1 to December 31, 2001.

Figures compared with those of the truncated fiscal year are taken from the financial year from July 1, 2000 to June 30, 2001. This limits comparability to the previous year's figures above all in the Income and Cash Flow Statements. We have prepared the figures in the Review of Operations and the pro forma presentation included in the Notes necessary to allow for a comparison between actual commercial developments for the periods from July 1, 2001 to December 31, 2001 and from July 1, 2000 to December 31, 2000.

RWE adopted the calendar fiscal year as early as January 1, 2001. After December 31, 2001, RWE AG and the Group's financial years will coincide once again.

Scope of consolidation

Included in the Consolidated Financial Statements besides RWE AG are all domestic and foreign subsidiaries in which RWE AG directly or indirectly holds the majority of voting rights. Principal associates are accounted for using the equity method.

If investments in subsidiaries, joint ventures or associates are of secondary importance from a Group perspective, they are accounted for using the acquisition cost method. Non-operating subsidiaries and those with small business volumes are generally not consolidated. Altogether, they account for less than 1% of consolidated sales and results.

Subsidiaries that have a different balance-sheet date prepare interim financial statements.

A collective listing of the Group's investments in accordance to Sec. 313, Para. 2, Nos. 1 to 4 and Para. 3 of the German Commercial Code (HGB) has been filed in the Commercial Register of the Essen District Court. Principal consolidated subsidiaries and enterprises accounted for using the equity method are listed on pages 130 to 132.

Twenty-one companies domiciled in Germany and 57 headquartered abroad were consolidated for the first time in the year under review. Thirty-five enterprises, including 18 abroad, have been deconsolidated, and 45, including 14 abroad, have been merged. Thirteen associates, including 9 abroad, were accounted for at equity for the first time. Twenty-one enterprises, which had been accounted for under the equity method in the previous year, including 8 abroad, have been sold, merged, or fully consolidated. First-time consolidation and deconsolidation generally takes place at the time of acquisition or sale of the shares concerned.

	Germany 12/31/2001	International 12/31/2001	**Total 12/31/2001**	Total 06/30/2001
Fully consolidated companies	300	548	**848**	850
Investments accounted for at equity	168	70	**238**	246

As far as affiliates are concerned, the following share increases and acquisitions deserve mention:

- Pocahontas Gas Partnership, USA; shareholding raised from 50% to 100%; acquisition cost: €173 million
- SSM Coal B.V., Netherlands; shareholding raised from 50% to 100%; acquisition cost: €23 million
- Purchased a 51% stake in Empresa de Servicios Sanitarios del Libertador, Chile; acquisition cost: €81 million
- Purchased Chile-based ESSAM's operations; acquisition cost: €207 million
- Thames (Shanghai) Limited, UK; shareholding raised from 50% to 100%; acquisition cost: €20 million
- Acquired an additional 23.47% of Harpen AG; acquisition cost: €113 million

A total of €520 million was used to acquire stakes in companies that were consolidated for the first time, €212 million of which were paid in cash or cash equivalents. All in all, on balance, €539 million in fixed assets, €321 million in current assets (including deferred taxes), €423 million in cash and cash equivalents as well as €798 million in liabilities and provisions were assumed as a result of the acquisition and divestment of consolidated enterprises.

As regards companies accounted for at equity, the following share acquisitions should be highlighted:

- Kärtner Energieholding Beteiligungs GmbH, Austria: 49%
- Iskenderun Enerji Úretim ve ticaret a.s., Turkey: 25%
- Glennies Creek Coal Mine, Australia: 50%
- AVG Abfallentsorgungs- und Verwertungsgesellschaft mbH, Cologne; shareholding raised from 25% to 50%

The following sales of shareholdings are noteworthy:

- Divested the TOMAN Group
- Divested the Rheinelektra Group
- Divested HOCHTIEF Software GmbH
- Divested Elsen Entsorgung GmbH

Divested subsidiaries fetched a total selling price of €415 million, of which €376 million were paid in cash or cash equivalents.

The sale of Lausitzer Braunkohle AG (LAUBAG) to Hamburgische-Electricitätswerke AG took legal effect in July 2001. LAUBAG had been included in the Balance Sheet only at amortized cost as of July 1, 2000, since the management of this company had already been transferred to a trustee prior to the divestment.

The Review of Operations contains further information on major shareholding acquisitions and divestments.

Effects of changes in the scope of consolidation have been stated in the Notes insofar as they are of particular importance.

Consolidation principles

The financial statements of German and foreign companies included in the scope of consolidation are prepared using uniform accounting and valuation methods.

Capital consolidation takes place by offsetting the investments' carrying amounts against the proportionate value of subsidiaries' equity that is revalued at their time of acquisition. Assets and liabilities are recognized at fair value. Remaining debt differentials are capitalized as goodwill and—according to their future economic benefit—amortized over a period of up to 20 years, with an effect on results. Generally, 10 to 15 years are taken as a basis. Negative goodwill from first-time consolidations is also carried as an asset and released in accordance with IAS 22.61 to 22.63. Within the scope of deconsolidation, residual carrying amounts ascribed to both capitalized and negative goodwill are taken into account when calculating income from disposals.

Expenses and income as well as receivables and payables between consolidated companies are eliminated. Intra-group profits and losses are eliminated unless they are of minor significance. As a general rule, the amortization of investments in consolidated enterprises disclosed in separate financial statements is reversed.

The same consolidation principles apply to the investments in associates accounted for using the equity method, whereby recognized goodwill is reported on the Balance Sheet under investments and the amortization is disclosed in the results of investments, accordingly. Income from investments disclosed in the results of investments also includes a corporate income tax imputation claim; this relates to the proposed dividend payouts. Uniform accounting principles are adopted for the financial statements of all principal enterprises accounted for using the equity method.

Currency translation

In the enterprises' individual financial statements, foreign currency transactions are stated at the exchange rate applicable at the time of first entry. Exchange rate gains and losses from the assessment of monetary assets or monetary liabilities in foreign currency occurring up to the balance-sheet date are taken into account with an effect on the result.

Functional currency translation is applied when converting the currencies of foreign companies' financial statements. In the Consolidated Financial Statements, the balance-sheet items of all foreign companies are translated from the respective country's currency into euros at the average exchange rate prevailing on the balance-sheet date since principal foreign enterprises included in the Consolidated Financial Statements conduct their business independently in their national currency. When translating the adjusted equity of foreign enterprises accounted for under the equity method, the same procedure is followed. Differences to previous-year translations are netted out against other comprehensive income (changes in equity that do not affect the operating result) without an effect on profits or losses. Goodwill is translated at the cut-off date as an asset of the commercially autonomous foreign sub-unit. Income and expense items are translated at annual average exchange rates, and changes to reserves at closing rates. Annual financial statements of Group companies based in a country with hyperinflation are translated according to IAS 29.

Inter alia, the following exchange rates were adopted to translate foreign currencies:

	Average		Balance-sheet date	
in €	**2001 TFY**	2000/01	**12/31/2001**	06/30/2001
1 US dollar	**1.12**	1.13	**1.13**	1.18
1 Australian dollar	**0.57**	0.60	**0.58**	0.60
1 Pound sterling	**1.61**	1.63	**1.64**	1.65
100 Hungarian forints	**0.40**	0.38	**0.41**	0.41

Accounting and valuation methods

Intangible assets are accounted for at acquisition or production cost, less scheduled usage-induced depreciation. Software for commercial and technical applications is amortized over three to five years using the straight-line method; concessions and other usage rights generally have useful lives of up to 15 years. Goodwill from individual financial statements is capitalized and amortized over its expected useful life using the straight-line method, as is goodwill from capital consolidation. Negative differences from capital consolidation are disclosed on the assets side as intangible assets.

Development expenditures are recognized as assets if a newly developed product or process can be clearly defined, is technically feasible, and is intended to be used by the enterprise itself or marketed. Furthermore, the asset recognition requires that there be a sufficient level of certainty that the development expenditures will be covered by the future inflow of funds. Capitalized development costs are amortized on schedule over the time period during which the products are expected to be sold. Research costs are recognized as an expense.

Property, plant and equipment is stated at acquisition or production cost, less scheduled depreciation through use. The cost of producing property, plant and equipment comprises the full cost. The cost of raising outside capital is not capitalized as part of the acquisition or production cost. Exploratory drillings are disclosed according to the successful efforts method, i.e. as a rule, they are capitalized only in the event of commercial success. As a rule, property, plant and equipment as well as mining developments are depreciated using the straight-line method unless another depreciation method is better suited to the usage pattern.

Investment property (realty held as a financial investment) is stated at carried acquisition or production cost. The fair value of the Group's investment property is stated in the Notes. Marked-to-market valuation is done in accordance with internationally accepted valuation policies.

The scheduled depreciation of assets we typically hold is calculated according to the following useful lives, which apply throughout the Group:

	Years
Buildings	12 – 80
Technical plant	
Thermal power plants	15 – 20
Power grids	20 – 35
Water mains networks	20 – 100
Gas and water storage facilities	20 – 100
Refineries	6 – 20
Service stations	3 – 16
Waste management facilities	6 – 15
Mining facilities	4 – 20, 25
Mechanical and electrical plant engineering equipment	4 – 15
Construction and civil engineering machinery	4 – 8
Mine developments	20 – 35
RWE-DEA Upstream drillings	8 – 15

Property, plant and equipment held under a finance lease is capitalized at the lower of the lease payments' fair or present value and depreciated using the straight-line method over its expected useful life or lease term—whichever is shorter.

Recoverability of the carrying value of intangible assets (including capitalized development costs and goodwill) as well as property, plant and equipment is regularly assessed. If the recoverable amount of an asset is less than its carrying amount, an impairment loss is recognized. If the asset is part of a unit that autonomously generates cash or cash equivalents, the depreciation is calculated based on the usage value of the unit that generates cash or cash equivalents. If the reason for an impairment loss recognized in prior years has ceased to exist, a write-up is performed. Goodwill is written up only in exceptional cases.

Special funds were fully consolidated for the first time in the year under review.

Shares of **associated companies accounted for at equity** are accounted for according to prorated equity plus goodwill.

Shares in non-consolidated affiliates, associated companies not accounted for at equity and other shareholdings along with long-term securities disclosed as **financial assets** are classified as available for sale without exception and are stated at fair value. Unrealized gains and losses are stated as other comprehensive income. Gains and losses stemming from the sale of such items are stated with an effect on results. Write-downs are performed in the event of a deterioration of creditworthiness.

Loans are stated at amortized cost. Loans with interest rates common on the market are shown on the Balance Sheet at nominal value; interest-free and low interest-bearing loans are discounted to their present value.

Inventories are carried at acquisition or production cost. Assessment is generally based on average values, and the LIFO method is used for certain inventories. The overburden of lignite mining is determined according to the FIFO method. Production costs comprise full costs and are determined based on the production facilities' normal capacity. When broken down, in addition to directly allocable costs, production costs include adequate portions of required materials and production overheads, including production-related depreciation and retirement benefit expenses. The cost of raising outside capital is not capitalized as part of the acquisition or production cost. Inventory risks resulting from decreased usability are taken into account through appropriate value deductions. We disclose lower values on the cut-off date stemming from reduced net gains on disposals. If the net realizable value of inventories written down in earlier periods has increased, the resulting reversal of the write-down is recognized as a reduction of the cost of materials.

Prepayments received from customers are carried as liabilities.

Nuclear fuel assemblies shown under inventories are stated at amortized cost. Amortization is energy-related according to consumption and capacity-related according to the reactor's service life.

Long-term construction contracts are recognized under the percentage of completion method. The capitalizable amount is disclosed under accounts receivable and sales revenues. The stage of completion is determined through measurements and according to the costs incurred (cost-to-cost method). Anticipated contract losses are covered by valuation allowances or provisions and are determined taking identifiable risks into account. Revenue from these contracts is stated as contract revenue.

Accounts receivable and other assets are stated at acquisition cost after deducting necessary valuation allowances which are oriented towards the actual default risk. Under accounts receivable for supplies and services relating to utility operations, prepayments received are netted against customer consumption which is yet to be metered and billed.

Current securities are exclusively classified as available for sale and stated at fair value. Further valuations are made following the rules applied to the assessment of financial assets.

Provisions for pensions and similar obligations are calculated according to the projected unit credit method. This benefit/years-of-service method does not only take into account the retirement benefits and benefit entitlements known as of the balance-sheet date, but also increases in salaries and retirement benefits to be expected in the future. Actuarial gains and losses falling outside the limits of a 10% range of total benefit obligations are distributed over the average remaining length of service. The service cost is disclosed under staff costs, and the interest portion of the transfer to provisions is shown under financial results.

All **other provisions** take into account all obligations identifiable as of the balance-sheet date which result from previous transactions or events whose amount or due date is not certain. Provisions are carried at settlement values and are not offset against positive profit contributions. The most probable settlement value is used as a starting point. Provisions are only built when based on legal or de-facto obligations to third parties.

All long-term provisions are recognized at the settlement value that is discounted on the balance-sheet date. The settlement value also includes the cost increases to be taken into account at the balance-sheet date. Excluded from this are pension provisions for which special rules in accordance with IAS 19 apply.

Deferred taxes resulting from timing differences in the individual companies' commercial and tax balance sheets and from consolidation procedures are valued separately. Deferred tax assets also include tax reduction claims resulting from the expected utilization of existing loss carryforwards in subsequent years and whose realization is guaranteed with sufficient certainty. Deferred taxes are assessed based on tax rates that are applicable or anticipated in the individual countries at the time of realization. The taxation rate used to calculate German deferred taxes is 39.0%. The Group's average local business tax rate has been taken into account in addition to the 25% corporate tax rate and the 5.5% solidarity surcharge.

Because IAS 12 (revised in 2000) was applied for the first time, deferred corporate tax reductions and increases relating to future disbursements are not considered until they actually arise. Claims and obligations recorded on the Balance Sheet on July 1, 2001 are written back without affecting profits. Otherwise, tax regulations valid or passed as of the balance-sheet date are applied.

Liabilities are on principle valued at repayable amounts. Liabilities from finance lease agreements are carried on the liabilities side in the amount of the present value of the lease payments.

Home connection costs and construction subsidies of utility operations that are carried on the liabilities side as **deferred income** are released in installments with an effect on results over a period of 20 years, dependent on the contract, if necessary. Taxable subsidies and tax-free grants for fixed assets—which are usually issued by the government—are disclosed as deferred income on the Balance Sheet and appropriated as other operating income in line with the assets' depreciation.

Derivative financial instruments are exclusively used for hedging purposes. Now that we have applied IAS 39 for the first time, all derivative financial instruments are accounted for as assets or liabilities. All derivative financial instruments are stated at fair value regardless of their purpose. Changes in the fair value of derivative financial instruments are disclosed in the Income Statement in the event of a fair value hedge, as is the case with the corresponding underlying transactions. This means that gains and losses from the assessment of fair values of operating assets and liabilities included in the Balance Sheet are disclosed as net sales or other expenses associated with the underlying transaction, as are gains and losses from the assessment of fair values of derivative financial instruments that are employed to hedge underlying transactions included in the Balance Sheet. Gains and losses relating to hedges of financial assets and liabilities are disclosed as part of the financial result.

In the event of a cash flow hedge or a hedge of a net investment in a foreign entity, the derivative financial instrument's unrealized gains and losses are initially stated as part of other comprehensive income. Gains and losses are disclosed in the Income Statement as soon as the hedged underlying transaction has an effect on results. If the gain or loss from a hedge relates to the acquisition of an asset, the gain or loss is considered when determining the acquisition costs.

The ineffective part of a hedging relationship is disclosed with an effect on results in the Income Statement.

Contingent liabilities are possible or present obligations that arise from past events and for which an outflow of resources is not probable. They are not recorded on the Balance Sheet. Obligation volumes specified for contingent liabilities correspond to the extent of liability existing as of the balance-sheet date.

Notes to the Income Statement

(1) Net sales

Net sales are recorded once the risk has been transferred to the customer. This does not apply to contract revenue from the application of the percentage of completion method for long-term construction contracts. Mineral oil tax/natural gas tax/electricity tax paid by Group companies directly is disclosed separately.

The segment reporting on pages 124 and 125 contains a breakdown by business area and geographical region. Of the €33,301 million in net sales (previous year: €62,878 million), €6,106 million (previous year: €11,129 million) are attributable to contract revenue from construction contracts, while €1,125 million are attributable to the change in the scope of consolidation.

(2) Mineral oil tax/natural gas tax/electricity tax

Mineral oil tax/natural gas tax/electricity tax concerns the taxes paid by Group companies directly.

(3) Other operating income

This item includes income from

- the release of €355 million in provisions (previous year: €1,497 million),
- the disposal of €111 million in fixed assets without financial assets (previous year: €282 million),
- the disposal and write-back of €38 million in current assets without securities (previous year: €78 million),
- derivative financial transactions of €697 million (previous year: €171 million). Income is contrasted by corresponding expenses incurred in connection with counteractive derivatives.
- €62 million in currency gains (previous year: €239 million).

Income from the disposal of financial assets is disclosed under results of investments if it relates to investments; otherwise it is recorded as part of other financial results, as is the income from the disposal of current securities.

Currency gains are contrasted by currency losses that are disclosed under other operating expenses.

The change in the scope of consolidation caused other operating income to decline by €154 million.

(4) Cost of materials

in € million	**2001 TFY**	2000/01
Cost of raw materials and consumables used and of purchased merchandise	**13,770**	26,057
Cost of purchased services	**6,133**	12,440
	19,903	38,497

The time-adjusted rise in the cost of materials stems from the expansion of RWE Trading's trading operations.

The cost of raw materials and consumables used also contains transfers to provisions for the management of spent nuclear fuel assemblies as well as €57 million (previous year: €102 million) in amounts written off for nuclear fuel assemblies and €42 million (previous year: €121 million) in taxes paid for RWE-DEA Upstream's foreign production companies. Due to the change in the scope of consolidation, the cost of materials increased by €56 million.

(5) Staff costs

in € million	2001 TFY	2000/01
Wages and salaries	**3,909**	7,189
Cost of social security, retirement and other benefits	**836**	1,579
	4,745	8,768

The cost of retirement benefits is €241 million (previous year: €435 million); it mainly consists of €123 million in benefits earned in the year under review (previous year: €246 million) as well as adjustments for past service costs in the amount of €83 million.

From the 2001 truncated financial year onwards, we will disclose employee equivalents instead of the number of employees. Employee equivalents include full-time staff members at 100%, whereas part-time and fixed-term employees are included on a prorated basis in accordance with their degree or duration of employment. The previous year's figures have been adjusted.

Average number of employee equivalents for the year	2001 TFY	2000/01
Wage earners	**72,587**	74,236
Salary earners	**84,368**	80,985
	156,955	155,221
of which part-time and fixed-term employees	**(7,640)**	(8,357)
Trainees	**5,385**	5,260
	162,340	160,481

Consolidation effects caused staff costs to rise by €195 million.

(6) Depreciation and amortization Property, plant and equipment have been depreciated by €1,504 million (previous year: €2,907 million) and intangible assets by €333 million (previous year: €505 million); €238 million of this (previous year: €374 million) are related to goodwill from capital consolidation.

Changes in the scope of consolidation account for €333 million. Impairment losses amount to €58 million (previous year: €81 million). They primarily concern plants and systems in the Electricity Business Area.

(7) Other operating expenses

This item includes expenses in the amount of:

- €258 million for concessions and other contractual obligations (previous year: €479 million),
- €43 million for the disposal of fixed assets (previous year: €69 million),
- €33 million for research and development (previous year: €47 million),
- €35 million for transfers to provisions for nuclear waste management as well as for mining damage and reclamation (previous year: €93 million), unless they concern the interest portions of the transfers to provisions disclosed under financial results,
- €234 million for disposals of current assets and impairments except for inventories and securities (previous year: €224 million), including general and itemized allowances for receivables,
- €712 million for derivative financial transactions (previous year: €199 million). Income is contrasted by corresponding expenses incurred in connection with counteractive derivatives,
- €326 million for maintenance including renewal obligations (previous year: €490 million),
- €307 million for insurance, commissions, freight and similar sales costs (previous year: €568 million),
- €255 million for lease payments for plants and grids as well as rents (previous year: €257 million),
- €123 million for advertising (previous year: €271 million),
- €69 million for currency losses (previous year: €264 million), and
- €50 million for other taxes (previous year: €185 million), primarily relating to property taxes.

Other operating expenses also essentially include administrative outlay and other general expenditure on membership fees, travel and information processing.

Changes in the scope of consolidation account for €168 million.

(8) Results of investments Results of investments contain profit contributions from investments held for operating purposes. They represent almost all interests held in unconsolidated enterprises, including associates. The business activities of these investments are closely linked to the performance of the fully consolidated enterprises. Results of investments include all income and expenses which have arisen in connection with these investments.

in € million	2001 TFY	2000/01
Income from profit transfer agreements		
▫ from unconsolidated affiliates	1	5
▫ from associates accounted for using the equity method	5	13
▫ from other enterprises	4	2
	10	20
Expenses from loss transfers		
▫ from unconsolidated affiliates	– 24	– 15
▫ from other enterprises	0	– 1
	– 24	– 16
Income from investments		
▫ from unconsolidated affiliates	10	19
▫ from associates accounted for using the equity method	5	627
▫ from other enterprises	36	3
	51	649
of which corporate tax imputation	(16)	(92)
Income from the disposal of investments	327	67
Expenses from the disposal of investments	– 2	– 11
Depreciation/amortization of investments	– 56	– 82
of which goodwill amortization at equity enterprises	(– 33)	(– 73)
of which unconsolidated affiliates	(– 8)	(– 9)
Income from loans to investments	8	16
of which unconsolidated affiliates	(1)	(1)
Expenses from loans to investments	– 2	– 6
of which unconsolidated affiliates	(–)	(– 2)
Other	0	1
Results of investments	312	638

Write-downs of financial assets contained in the results of investments amounted to €25 million (previous year: €15 million); €2 million thereof are accounted for by loans to investments (previous year: €6 million).

Changes in the scope of consolidation caused the results of investments to decrease by €16 million.

(9) Financial results Profit contributions included in the financial results are not of operational nature. The financial results break down into three components: "net interest," "interest shares in transfers to provisions," and "other financial results."

in € million	2001 TFY	2000/01
Interest and similar income	**572**	763
of which from unconsolidated affiliates	**(4)**	(4)
Interest and similar expenses	**- 789**	- 1,240
of which for unconsolidated affiliates	**(- 7)**	(- 13)
Net interest	**- 217**	- 477
Interest share in transfers to provisions for pensions and similar obligations	**- 379**	- 707
Interest share in transfers to provisions for nuclear waste management as well as mining provisions	**- 331**	- 639
Interest share in transfers to other provisions	**- 84**	- 228
Interest shares in transfers to provisions	**- 794**	- 1,574
Other financial income	**277**	907
Other financial expenses	**- 187**	- 417
Other financial results	**90**	490
Financial results	**- 921**	-1,561

Interest shares in transfers to provisions contain amounts accumulated annually in connection with the present value restatement of long-term provisions.

Other financial results contain all other financial income and financial expenses which cannot be allocated to the net interest or to the interest shares in transfers to provisions. These primarily include income and expenses in connection with securities (e.g. €72 million in current income from long-term securities and write-ups on long-term securities (previous year: €580 million)).

The difference to the previous year principally stems from the reclassification of special-fund securities from long-term to current securities. Furthermore, other financial expenses include write-downs of loans and securities in the amount of €6 million (previous year: €143 million), essentially due to long-term changes in fair values. Changes in the scope of consolidation reduced the financial results by €164 million.

(10) Taxes on income

in € million	2001 TFY	2000/01
Current taxes on income	**518**	889
Deferred taxes	**- 179**	- 411
	339	478

Current taxes on income contain tax refunds of €291 million (previous year: €207 million) relating to prior periods.

Changes in tax rates did not cause a material change in deferred taxes.

German deferred taxes are calculated using a tax rate of 39.0%. When applying IAS 12 (revised in 2000), deferred corporate tax reduction claims from the tax classification of distributable equity as well as corresponding corporate tax obligations are recognized only once they are incurred. All claims and obligations (€759 million) were written back against retained earnings without affecting profits as of July 1, 2001.

Due to tax loss carryforwards unrecognized in prior years, current taxes on income were reduced by €101 million (previous year: €64 million). Deferred tax expenses decreased by €18 million (previous year: €12 million) due to previously unrecognized tax loss carryforwards that are to be reassessed.

The income tax expense is derived from the theoretical tax expense. A tax rate of 39.0% (previous year: 39.0%) is applied to the profit before tax.

in € million	**2001 TFY**	2000/01
Profit before tax	**1,143**	2,238
Theoretical tax expense	**446**	873
Difference from foreign tax rates	**– 25**	– 43
Tax effects on		
▪ tax-free foreign income	**– 6**	– 51
▪ other tax-free income	**– 25**	– 4
▪ expenses not deductible for tax purposes	**47**	60
▪ amortization of goodwill from capital consolidation	**93**	146
▪ accounting for associates under the equity method (including amortization of associates' goodwill)	**– 9**	– 81
▪ Effects of the sale of LAUBAG and the TOMAN Group (previous year: sale of chemical activities)	**– 143**	– 196
▪ Effects of tax downsizing legislation on deferred tax	**–**	– 194
▪ Other	**– 39**	– 32
Effective tax expense	**339**	478
Effective tax rate in %	**29.7**	21.4

(11) Minority interests

Minority interests of €183 million (previous year: €496 million) comprise shares of €351 million (previous year: €531 million) in profits and €168 million (previous year: €35 million) in losses.

Notes to the Consolidated Balance Sheet

(12) Fixed assets An analysis and description of the movements of fixed asset items summarized in the Balance Sheet for the period under review is provided on pages 104 and 105.

In the year under review, a total of €325 million (previous year: €540 million) was spent on research and development. €22 million (previous year: €31 million) fulfilled the asset recognition criteria.

Investment property (real estate held as a financial investment) comprises all properties held to earn rentals or for capital appreciation or both that are not used for production or administrative purposes. It is stated at carried acquisition or production cost. Calculated in line with internationally accepted valuation principles, the fair value of RWE's investment property totals €1,183 million (previous year: €1,048 million). €27 million thereof (previous year: €30 million) are based on the valuation of independent third-party appraisers. Rental revenue amounted to €49 million in the reporting period (previous year: €62 million). Direct operating costs amounted to €11 million (previous year: €16 million).

Property, plant and equipment are subject to restraints on disposal in the amount of €331 million, of which €75 million relate to investment property (previous year: €298 million, of which €36 million related to investment property) in the form of land charges and chattel mortgages. Of the carrying amount of property, plant and equipment, €408 million (previous year: €424 million) are attributable to assets leased under finance leases. Disposals of property, plant and equipment resulted from the sale, dismantling and decommissioning of plants.

Additions to financial assets, excluding securities, other loans and the equity value adjustment, total €1,411 million (previous year: €9,890 million) and reflect €655 million in acquisitions made in the period under review (previous year: €8,727 million) as well as capital contributions and loans to subsidiaries and investees.

Long-term securities are predominantly fixed-interest securities and publicly quoted shares. They are not subject to any restraints on disposal. They are all classified as securities available for sale and are at fair value.

Fair value measurement of financial assets led to the carrying amount as of July 1, 2001 increasing by €528 million without an effect on net results.

In the prior year, shares in special funds were recorded as long-term securities. Special funds were fully consolidated for the first time in the year being reviewed. Special fund securities are stated as current assets.

Changes in Fixed Assets

	Cost of acquisition or production						
in € million	Balance as of 07/01/2001	Additions/ disposals through changes in scope of cons.	Additions	Transfers	Currency translation adjustments	Disposals	**Balance as of 12/31/2001**
Intangible assets							
Development costs	119		22		2		143
Concessions, patent rights and similar rights and assets as well as licenses in such rights and assets	1,667	76	126	6	- 6	17	1,852
Goodwill							
– from individual financial statements	220	- 3	25		•	4	238
– from capital consolidation	8,237	169	71		- 64	16	8,397
Negative goodwill from capital consolidation	- 56	- 3				- 55	- 4
Prepayments	11		13	- 1		•	23
	10,198	239	257	5	- 68	- 18	10,649
Property, plant and equipment							
Land, land rights and buildings including buildings on third-party land	17,597	-1,151	317	7	- 186	171	16,413
Investment property		1,136	95		- 1	29	1,201
Technical plant and machinery	60,009	273	757	426	- 146	329	60,990
Other equipment, factory and office equipment	5,676	222	254	37	- 64	199	5,926
Prepayments to other enterprises	562		67	- 73	•	6	550
Assets under construction	1,007	9	548	- 405	- 8	112	1,039
	84,851	489	2,038	- 8	- 405	846	86,119
Financial assets							
Investments in affiliates	438	- 514	751	- 3	1	116	557
Loans to affiliates	40	•	13			2	51
Investments							
– in associated companies accounted for using the equity method	5,163	159	595[1]		- 25	1,046[1]	4,846
– other investments	989	321	104[2]	19		98[2]	1,335
Loans to investees	292		35		- 1	17	309
Long-term securities	7,475	-6,733	13[3]	- 1	- 1	84[3]	669
Other loans	708	95	386	4	- 6	82	1,105
	15,105	-6,672	1,897	19	- 32	1,445	8,872
Total fixed assets	110,154	-5,944	4,192	16	- 505	2,273	105,640

1) €77 million of the additions and €283 million of the disposals result from applying the equity method.
2) €10 million of the additions and €8 million of the disposals result from the marked-to-market valuation pursuant to IAS 39 which does not have an effect on net income.
3) €8 million of the additions and €2 million of the disposals result from the marked-to-market valuation pursuant to IAS 39 which does not have an effect on net income.
• Negligible amount.

Accumulated depreciation/amortization								Carrying amounts	
Balance as of 07/01/2001	Additions/ disposals through *changes in* scope of cons.	Deprecia- tion/amor- tization in *reporting* period	Transfers	Currency translation adjustment	Disposals	Writebacks	**Balance as of 12/31/2001**	**Balance as of 12/31/2001**	**Balance as of 06/30/2001**
18	1	14		▫			**33**	**110**	**101**
1,174	- 2	70	▫	- 2	13	2	**1,225**	**627**	**493**
115	- 2	7			3		**117**	**121**	**105**
540	- 3	238		▫	7		**768**	**7,629**	**7,697**
								- 4	**- 56**
		4					**4**	**19**	**11**
1,847	- 6	333	▫	- 2	23	2	**2,147**	**8,502**	**8,351**
6,609	- 418	295	1	- 54	93	6	**6,334**	**10,079**	**10,988**
	388	47			16		**419**	**782**	
42,231	7	879	- 12	- 54	318	2	**42,731**	**18,259**	**17,778**
4,251	- 18	281	12	- 44	200		**4,282**	**1,644**	**1,425**
1							**1**	**549**	**561**
39	1	2	▫		▫		**42**	**997**	**968**
53,131	- 40	1,504	1	-152	627	8	**53,809**	**32,310**	**31,720**
214	- 2	8		▫	2	▫	**218**	**339**	**224**
10					1		**9**	**42**	**30**
200	▫	33			1		**232**	**4,614**	**4,963**
18	1	15	▫		▫		**34**	**1,301**	**971**
1		2			▫		**3**	**306**	**291**
134	- 84	2			1	48	**3**	**666**	**7,341**
10	- 1	▫			1	5	**3**	**1,102**	**698**
587	- 86	60	▫	▫	6	53	**502**	**8,370**	**14,518**
55,565	- 132	1,897	1	-154	656	63	**56,458**	**49,182**	**54,589**

(13) Inventories

in € million	12/31/2001	06/30/2001
Nuclear fuel assemblies	**198**	173
Preliminary overburden of lignite mining	**11**	9
Raw materials and consumables used	**1,176**	1,143
Unfinished goods	**689**	594
Work in progress	**234**	230
Finished goods and merchandise	**1,248**	981
Land and buildings earmarked for sale	**18**	19
Prepayments	**69**	56
	3,643	3,205

Due to changes in the scope of consolidation, inventories increased by €66 million. Out of the total amount of inventories recognized as of December 31, 2001, €368 million (previous year: €368 million) are carried at their realizable net value. The market value of stocks valued using the LIFO method is €50 million (previous year: €209 million) above the carrying amounts reported in the Balance Sheet.

Inventories are not subject to any restraints on disposal; there are no other burdens.

(14) Accounts receivable and other assets

in € million	12/31/2001	Thereof RT*) > 1 year	06/30/2001	Thereof RT*) > 1 year
Accounts receivable from supplies and services				
- from Percentage of Completion (PoC)	**816**	**83**	882	-
- others	**7,007**	**46**	8,515	21
	7,823	**129**	9,397	21
Accounts receivable from affiliates	**214**	**5**	174	6
Accounts receivable from investees	**1,413**	**3**	1,078	3
Other assets	**5,794**	**1,266**	4,077	1,334
	15,244	**1,403**	14,726	1,364

*) RT = remaining term.

Due to changes in the scope of consolidation, accounts receivable and other assets increased by €69 million. €77 million (previous year: €64 million) of accounts receivable from affiliates and €744 million (previous year: €587 million) of accounts receivable from investees were attributable to supplies and services.

Expenses totaling €2,161 million (previous year: €2,506 million) are capitalized for construction contracts, including profit contributions. In the truncated fiscal year, prepayments in the amount of €1,345 million (previous year: €1,624 million) were collected for long-term construction contracts. A profit of €78 million (previous year: €3 million) was earned on construction contracts.

Other assets include:

- €1,087 million in derivative financial instruments (previous year: €- million),
- €212 million in loans (previous year: €315 million),
- €753 million in tax refund claims (previous year: €659 million),
- €158 million in accrued interest (previous year: €226 million),
- €905 million in receivables from sales finance provided to the Heidelberg Group (previous year: €770 million),
- €385 million in assets of foreign pension funds (previous year: €378 million),
- €232 million in prepayments made for purposes other than inventories (previous year: €241 million), and
- €61 million in receivables from investment grants and subsidies (previous year: €74 million).

Other assets contain lease payments receivable from finance lease agreements of Heidelberg Group companies. Printing presses and systems are the object of long-term lease agreements.

Lease agreements are based on the following parameters:

in € million	12/31/2001	06/30/2001
Total of lease payments	**242**	96
Lease payments already received	**71**	19
Interest share of lease payments outstanding	**25**	13
Present value of lease payments outstanding (carrying amount)	**146**	64

The present value of lease payments outstanding can be broken down as follows:

in € million	12/31/2001	06/30/2001
Due within 1 year	**26**	10
Due within 1 – 5 years	**86**	25
Due after 5 years	**34**	29
	146	64

(15) Securities Current securities amount to €10,611 million (previous year: €3,237 million) and primarily include securities in special funds as well as fixed-interest securities with a remaining term of more than three months at acquisition.

(16) Cash and cash equivalents Cash and cash equivalents exist as cash on hand, balances with banks and fixed-interest securities with a remaining term of up to three months at acquisition which can be sold at short notice. Cash and cash equivalents are also disclosed in the Cash Flow Statement.

Cash and cash equivalents break down as follows:

in € million	12/31/2001	06/30/2001
Cash on hand and balances with banks	**3,446**	2,853
Securities (term of up to three months at acquisition)	**396**	199
	3,842	3,052

(17) Deferred taxes Deferred tax assets and liabilities totaling €8,399 million and €6,206 million, respectively, (previous year: €8,056 million and €5,129 million, respectively) primarily relate to valuation differences to the amounts stated in the tax balance sheets. Deferred tax assets include the following capitalized tax reduction claims which result from the expected utilization of previously unused tax loss carryforwards in subsequent years:

in € million	12/31/2001	06/30/2001
Corporate tax (or comparable foreign income tax)	**351**	228
Trade tax	**395**	322
	746	550

The realization of these loss carryforwards is guaranteed with sufficient certainty. There are €1,670 million in corporate tax loss carryforwards and €1,046 million in trade tax loss carryforwards for which no deferred tax claims have been recognized (previous year: €2,361 million and €1,742 million, respectively).

As of December 31, 2001, the balance of corporate tax reductions and increases relating to future disbursements amounted to €777 million.

In the truncated fiscal year under review, €3 million (previous year: €45 million) in deferred taxes arising from the translation of the financial statements of foreign entities were offset against equity.

(18) Equity/minority interests

Subscribed capital breaks down as follows:

	12/31/2001 Number of shares	**%**	06/30/2001 Number of shares	%	**12/31/2001 € million**	06/30/2001 € million
Common shares	**531,000,000**	**93.2**	531,000,000	93.2	**1,359**	1.359
Preferred shares	**39,000,000**	**6.8**	39,000,000	6.8	**100**	100
	570,000,000	**100.0**	570,000,000	100.0	**1,459**	1.459

The subscribed capital and the capital reserve relate to RWE AG.

7,595,000 of our own shares held by RWE Power AG were offset against the Group's equity capital in the amount of their carrying value of €62 million.

Stock option schemes
Contingent capital amounts to €51,200,000 and is held to service common bearer shares vested in members of the Executive Board and other senior executives of RWE AG and subordinate affiliated companies.

As per the June 7, 2001 AGM resolution, the Executive Board is authorized to purchase all classes of shares in RWE AG as long as they do not account for more than 10% of the company's capital stock, i.e. no more than 57,000,000 shares, until May 23, 2002.

The Executive Board of RWE AG was authorized to issue non-transferable stock options for up to 20,000,000 common shares to the persons mentioned above until March 8, 2004. There is a three-year waiting period for the stock options which have a term of five years after their respective issue.

The following options have been issued so far:

	Originally issued	Balance at 06/30/2001	Expired in 2001 TFY	**Balance at 12/31/2001**
1999 tranche	1,935,800	1,457,600	- 16,000	**1,441,600**
2000 tranche	4,336,500	3,562,400	- 196,400	**3,366,000**
2001 tranche	5,222,300	5,064,200	- 214,600	**4,849,600**
2001 A tranche	5,262,300		- 72,500	**5,189,800**
	16,756,900	10,084,200	- 499,500	**14,847,000**

The stock options can only be exercised if the quoted market price of the common share—calculated on the basis of the total return approach—has increased by at least 6% annually on average (absolute performance) before being exercised and has not trailed the Dow Jones STOXX share index by more than 10 percentage points (relative performance) in the same period. The four-week exercise periods start on the 21st trading day following the publication of the provisional sales and earnings figures for the completed fiscal year and after the semi-annual results.

The stock options can only be exercised against payment of the exercise price. The exercise price corresponds to the quoted market price of the common share on the first trading day after expiry of the relevant exercise period, minus a markdown, which is composed of the absolute and relative performance components. The markdown is limited to 40 percentage points.

At present, the exercise conditions stipulate that the stock options be used for already existing common shares instead of young shares from contingent capital and that the markdown can be paid in cash instead of in common shares. If the persons holding stock options are not employed by RWE AG, the expenses associated with the exercise are borne by the respective Group company.

Under the employee stock option scheme, eligible staff members were granted up to three non-transferable stock options on common shares of RWE AG for each employee share purchased.

The following stock options with a term of three years have been issued so far:

	Originally issued	Balance at 06/30/2001	Expired in 2001 TFY	**Balance at 12/31/2001**
1999 tranche	1,445,040	1,177,162	- 57,190	**1,119,972**
2000 tranche	1,476,366	1,261,413	- 35,913	**1,225,500**
2001 tranche	735,274	716,520	- 8,153	**708,367**
2001 A tranche	533,570		- 459	**533,111**
	4,190,250	3,155,095	-101,715	**3,586,950**

The stock options can be exercised if the common share's quoted market price has risen to at least 110% of the strike price. Employees can then either purchase existing common shares at a reduced price or be paid out the difference. The advantage in assets is limited to 20% of the strike price.

Provisions are built in the amount of the intrinsic value as of the balance-sheet date while taking markdowns for fluctuations into account.

Within the scope of **Thames Water Plc's** employee stock purchase plan, eligible staff members are afforded the opportunity to invest a fixed monthly sum of up to GBP 100 in RWE shares over three years. RWE shares may be purchased at a 20% discount on the price quoted on the stock market at the end of June 2001 between September 1, 2004 and February 28, 2005. Thames Water has purchased the estimated number of required shares from a bank by way of corresponding options with the same exercise price. The option price is accrued over the duration of the employee stock purchase plan, which amounts to three years.

	Issued in 2001 TFY	Expired in 2001 TFY	**Balance at 12/31/2001**
2001 tranche	395,791	4,280	**391,511**

RWE shares are offered to eligible employees within the scope of **Thames Water Plc's** long-term stock option scheme. If Thames Water exceeds certain pre-defined ROCE targets, Thames Water pays an agreed sum into an independent trust. The trust uses the funds to purchase RWE shares and holds them for three years. On expiry of the three-year waiting period, the shares are issued to the employees. Provisions have been built to cover the anticipated payments to the trust.

In the year under review, €0.7 million in fair value changes resulting from cash flow hedges disclosed under **accumulated other comprehensive income** were recorded as an expense.

€23 million in sums stated under accumulated other comprehensive income for financial instruments classified as available for sale were recorded as an expense in the reporting period.

Profit appropriation proposal

We propose to the General Meeting that RWE AG's distributable profit for fiscal 2001 be appropriated as follows:

Pay-out of a dividend of €1.00 per individual share certificate on the dividend-bearing capital stock of €1,439,756,800.00:	**€562,405,000.00**
Profit carried forward:	**€2,521.11**
Distributable profit:	**€562,407,521.11**

The amount payable to shareholders is reduced by the partial amount which would have been distributed on the shares RWE holds in its own company at the time of the profit appropriation resolution that do not carry dividend entitlements pursuant to Sec. 71 b of the German Stock Corporation Act (AktG). The profit carried forward is increased by this partial amount.

Minority interests show the share ownership of third parties in Group enterprises. High proportions of shares are held by third parties primarily in the power utilities in Hungary as well as in Heidelberg, CONSOL Energy and HOCHTIEF.

(19) Provisions

in € million	12/31/2001	06/30/2001
Provisions for pensions and similar obligations	13,915	13,646
Tax provisions	2,588	2,347
Provisions for nuclear waste management	11,518	11,389
less prepayments	- 914	- 879
	10,604	10,510
Provisions for mining damage including reclamation	2,290	2,209
Other provisions	10,986	11,350
	40,383	40,062

Provisions for pensions and similar obligations
Provisions are made to cover obligations to pay post-employment benefits and short-term employee benefits to current and former entitled employees and their surviving dependants. In particular, the obligations refer to retirement pensions in the form of both basic and supplementary benefits. Individual commitments are based on the differing industry and country-specific benefit arrangements. They are generally calculated according to the employees' length of service and salary. In view of their benefit status, the insignificant obligations of US Group enterprises in respect of their employees' medical expenses after retirement are also disclosed under pension provisions.

The company pension scheme consists of defined contribution and defined benefit plans. In the case of defined contribution plans, the enterprise's obligation is limited to the amount it contributes to the funds. Expenses are disclosed under staff costs. In the reporting period, contributions to defined contribution plans amounted to €35 million (previous year: €95 million). In the case of defined benefit plans, the enterprise's obligation is to provide agreed benefits to current and former employees. Provisions for defined benefit plans are valued according to the projected unit credit method. The provision is reduced by the amount of fund assets put up to cover the pension commitment. The service cost is disclosed under staff costs, the interest cost under financial results.

The amount of the provision was calculated according to actuarial methods. A discount rate of 6.0% (previous year: 6.0%) was used as a basis. Salaries are assumed to increase annually by 3.0% (previous year: 3.0%) and pensions by 2.0% (previous year: 2.0%). These assumptions refer to employees in Germany for whom the greater part of the pension obligation exists. For employees abroad, different country-specific assumptions are applied.

The pension provision is derived as follows:

in € million	**12/31/2001**	06/30/2001
Present value of funded benefit obligations	**4,313**	4,069
less: fair value of fund assets	**2,400**	2,629
less: assets of foreign pension funds capitalized	**385**	378
Fair value of fund assets	**2,015**	2,251
Fund deficit	**2,298**	1,818
Present value of unfunded benefit obligations	**10,917**	10,757
Present value of benefit obligations	**13,215**	12,575
Adjustment due to (unrecognized) actuarial gains	**700**	1,071
	13,915	13,646

The adjustment amount of €700 million (previous year: €1,071 million) that has not yet been netted primarily results from so-called gains in connection with changes in inventory and differences to the actual income trends compared with the actuarial assumptions and interest adjustments made. This amount is recognized as income if it exceeds 10% of the pension scope over the employees' average remaining length of service.

Assets allocated to funds developed as follows:

in € million	2001 TFY	2000/01
Fair value of fund assets at start of fiscal year	2,251	616
Expected return on fund assets	97	47
Contributions paid to funds	2	5
Benefits paid by funds	- 99	- 32
Actuarial gains/losses (related to the assets allocated to funds)	- 135	-
Other changes (mainly changes in the scope of consolidation and transfers)	- 101	1,615
Fair value of fund assets at end of fiscal year	2,015	2,251

The actual return on fund assets is €-177 million (previous year: €-56 million).

Expenses for pension provisions break down as follows:

in € million	2001 TFY	2000/01
Cost of benefit obligations accrued in the reporting period	123	246
Interest cost of benefit obligations already accrued	476	754
Expected return on fund assets	- 97	- 47
Adjustment due to recognized past service cost	91	93
Adjustment due to recognized actuarial gains/losses	- 8	- 81
	585	965

CONSOL Energy's pension obligations also contain a multi-employer plan. This obligation is reported as a defined benefit plan on the Balance Sheet.

Movements in provisions

in € million	Balance at 07/01/ 2001	Additions	Unused amounts reversed	Interest shares in transfers/ interest rate changes	Changes in scope of consolida-tion, curr-ency ad-justments, reclassi-fications	Amounts used	**Balance at 12/31/ 2001**
Provisions for pensions	13,646	206	14	379	42	344	**13,915**
Tax provisions	2,347	430	21	–	– 4	164	**2,588**
Provisions for nuclear waste management less prepayments	10,510	81	182	274	-	79	**10,604**
Provisions for mining damage including reclamation	2,209	26	32	57	86	56	**2,290**
Other provisions	11,350	2,486	141	84	119	2,912	**10,986**
	40,062	3,229	390	794	243	3,555	**40,383**
Of which with a term of up to one year	(7,420)						**(7,156)**
Of which changes to the scope of consolidation							**(391)**

Provisions with a term of up to one year relate to tax provisions and to other provisions amounting to €4,568 million (previous year: €5,073 million).

Provisions for pensions, nuclear waste management, mining damage including reclamation and €1,906 million (previous year: €1,908 million) in other provisions have an average remaining term of more than ten years

Provisions for nuclear waste management
Waste management provisions in the nuclear energy sector are based on obligations under public law and restrictions included in operating licenses.

Provisions for the disposal of spent nuclear fuel assemblies accrue according to consumption (energy component) and/or over 19 years on a pro-rata temporis basis according to their service lives (capacity component). They cover anticipated costs, which primarily include reprocessing costs on the basis of contractual agreements and direct final storage. The associated cost of transporting, treating and taking back waste, including the cost of final storage and associated pre-financing costs calculated based on data from the German Federal Office for Radiation Protection, are included accordingly.

Provisions for the decommissioning of nuclear power station facilities accrue by equal installments over 25 years. The calculation of anticipated costs is based on outside expert opinions and assumes that the facilities concerned are dismantled completely. Costs incurred during the interim period preceding the decommissioning of operations are also included. Furthermore, provisions were made for other waste management measures (management of radioactive operational waste).

Waste management provisions in the nuclear energy sector are stated as long-term provisions, and their settlement value is discounted to the balance-sheet date. An interest rate of 6.0% (previous year: 6.0%) was taken as the discount rate. Increases to the provisions are carried at their present value. In the truncated fiscal year under review, they amounted to €81 million (previous year: €226 million). Otherwise, allocations to provisions for nuclear waste management principally consist of an interest share of €274 million (previous year: €530 million).

Provisions for mining damage including reclamation

These provisions are formed for risks and obligations to redress, including those arising from mining damage that has already occurred or been caused. Such risks and obligations are those that exist at the balance-sheet date and are identifiable when the Balance Sheet is being prepared. They have to be created because of obligations under public law that are based on the German Federal Mining Act and formulated, above all, in operation schedules and water law permits. They are assessed at full anticipated cost or according to estimated compensation payments. Insofar as the obligation is caused by commercial coal extraction, the settlement value is accrued in installments.

At RWE-DEA Upstream, provisions are made owing to obligations under public law to fill wells and eliminate other damage caused by drilling and production work. Their amount is based on cost estimates derived from empirical values and comparative rates determined by the German Association of the Oil and Natural Gas Production Industry.

Provisions for mining damage including the corresponding provisions at RWE-DEA Upstream are long-term provisions which are recognized at their settlement value and discounted to the balance-sheet date. An interest rate of 6.0% (previous year: 6.0%) was taken as the discount rate. In the reporting period, allocations to provisions for mining damage amounted to €26 million (previous year: €96 million) and stemmed from an increase in the volume of commitment. The interest share of the allocations to provisions for mining damage is €57 million (previous year: €109 million).

Other provisions

Other provisions mainly include obligations arising from the personnel sector in the amount of €2,865 million (previous year: €3,039 million), restructuring commitments of €1,941 million (previous year: €2,777 million), purchase and sale obligations of €2,796 million (previous year: €2,354 million) as well as contingent liabilities from the Electricity Business Area of €659 million (previous year: €678 million) and from RWE-DEA Downstream of €87 million (previous year: €87 million).

Provisions for restructuring mainly comprise socially acceptable personnel measures for further payroll downsizing. The agreement regarding personnel measures will run until June 30, 2004.

The provision also covers further measures required for the short-term implementation of requisite payroll downsizing (including redundancy payments) as well as projected decommissioning measures, resource pooling, site consolidation and other costs arising in the wake of the merger with VEW.

The carrying amounts of provisions for nuclear waste management and mining damages exceed the present value determined following the changes made to the estimates by €1,509 million (previous year: €1,531 million). The difference results from the past interest rate hikes and the previous year's partially altered compliance periods for nuclear waste management provisions. The difference in present value will be distributed as income over the compliance period.

(20) Liabilities

in € million	12/31/2001	Thereof RT[1] ≤ 1 year	Thereof RT[1] > 5 years	06/30/2001	Thereof RT[1] ≤ 1 year	Thereof RT[1] > 5 years
Loans	**5,619**	**800**	**3,805**	3,579	40	3,116
Loans against borrowers' notes	**1,784**	**83**	**1,631**	3,451	1,689	1,209
Accounts payable to banks	**8,393**	**4,315**	**1,991**	6,962	3,266	2,164
Accounts payable for supplies and services	**5,700**	**5,396**	**1**	5,850	5,372	-
Prepayments received	**427**	**372**	**-**	406	361	-
Accounts payable for bills accepted and drawn	**19**	**19**	**-**	15	15	-
Accounts payable to affiliates	**437**	**403**	**-**	347	331	1
Accounts payable to investees	**1,270**	**1,199**	**-**	1,569	1,566	-
Other liabilities	**6,886**[2]	**5,103**	**242**	5,632[2]	4,357	293
of which tax	**(598)**	**(598)**	**(-)**	(1,331)	(1,331)	(-)
of which under social security	**(740)**	**(332)**	**(89)**	(666)	(330)	(114)
	30,535	**17,690**	**7,670**	27,811	16,997	6,783

1) RT = remaining term.
2) €1,204 million of which relate to commercial papers (previous year: €425 million).

€11,410 million (previous year: €9,114 million) of the long-term liabilities were interest-bearing. The average interest burden of accounts payable to banks in the reporting period was 5.6% (previous year: 6.4%).

In 2001, we placed a total of €4.2 billion in bonds. Most of the bonds were issued by the Dutch firm RWE Finance B.V. with warranties provided by RWE AG. In the reporting period, RWE AG issued GBP 100 million and USD 75 million in bonds. Bonds issued by RWE Finance B.V. in the year under review were raised by €150 million and GBP 225 million, respectively.

Our major bonds have the following structure:

Issuer	Volume issued	in € millions	Coupons in %	Due date
RWE AG	£100 million	162	5.5	December 2005
RWE AG	US$75 million	87	Libor + 0.14	December 2003
RWE Finance B.V.	€2,000 million	2,000	5.375	April 2008
RWE Finance B.V.	€650 million	650	6.25	April 2016
RWE Finance B.V.	£250 million	411	5.75	April 2006
RWE Finance B.V.	£575 million	945	6.5	April 2021
Thames Water Plc	in various currencies	1,339	Libor + 0.04 to 0.25; 4.175 to 6.5	October 2002 – February 2032

Smaller additional bonds amounting to €25 million were raised by RWE Gas, HOCHTIEF and Harpen.

Due to changes in the scope of consolidation, total liabilities rose by €411 million. €92 million (previous year: €79 million) of accounts payable to affiliates and €201 million (previous year: €311 million) of accounts payable to investees refer to supplies and services. In the case of individual construction contracts, there is a balance on the liabilities side of €186 million (previous year: €177 million). Minimum lease installments for liabilities arising from finance lease agreements have the following terms:

	Finance lease	
in € million	Nominal value	Cash value
Due within 1 year	27	19
Due within 1 to 5 years	85	59
Due after 5 years	357	193
	469	271

Other liabilities include, inter alia, €1,299 million in derivative financial instruments (previous year: € – million). Other liabilities from taxes also contain taxes that Group companies have to pay on behalf of third parties. The principal component of other liabilities under social security are the outstanding amounts payable to social security institutions. Accounts payable to members of corporate bodies are less than €1 million, as in the previous year.

€868 million (previous year: €319 million) of the liabilities are secured by mortgages, and €276 million (previous year: €191 million) by similar rights.

(21) Deferred income

in € million	12/31/2001	06/30/2001
Investment grants for fixed assets		
▫ taxable subsidies	**33**	34
▫ tax-free allowances	**14**	15
Customer contributions to house connection and construction costs	**2,351**	2,317
Other	**798**	1,215
	3,196	3,581

Of the total amount of deferred income, €1,722 million (previous year: €1,808 million) are recognized as income after one year.

(22) Earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the shares by the average number of shares. The figure may become diluted by so-called potential shares (above all stock options and convertible bonds). The options under RWE's stock option scheme do not have a dilutive effect on profits. Basic earnings per share and diluted earnings per share are thus equivalent. The same earnings per share are attributable to common and preferred shares.

For an improved assessment of the earnings situation, we have provided an earnings per share figure adjusted for goodwill amortization. Goodwill amortization of €0.43 per share (previous year: €0.66 per share) was added to earnings per share.

		2001 TFY	2000/01
Net profit	€ million	**621**	1,264
Number of shares outstanding (weighted average)	in thousands	**562,363**	564,572
Earnings per share	€	**1.10**	2.24
Earnings per share adjusted for goodwill amortization	€	**1.53**	2.90
Dividend per share for RWE AG's 2000 truncated fiscal year*)	€		1.00
Proposed dividend per share for RWE AG's 2001 financial year	€	**1.00**	

*) For RWE AG's 2000 truncated fiscal year, the dividend for Type B common shares was €1.38.

(23) Reporting on financial instruments

Financial instruments include financial assets and liabilities as well as contractual rights and obligations regarding the exchange and transfer of financial assets. A distinction is made between primary and derivative financial instruments.

Primary financial instruments essentially include, on the assets side, cash and cash equivalents, receivables and securities. On the liabilities side, they predominantly refer to payables. The balance of primary financial instruments is disclosed in the Balance Sheet, and the amount of financial assets represents the maximum default risk. If default risks associated with financial assets are evident, they are recognized through allowances.

Within the scope of its operating activities, the RWE Group is also exposed to interest rate, currency and price risks. These risks are met by hedges, etc. Derivative financial instruments are used to hedge the following risks: currency, price and interest rate risks from operations as well as from trading, cash investments and financing transactions. The instruments most commonly used are foreign exchange forwards, foreign exchange options, interest rate swaps, interest-rate currency swaps, commodity futures contracts as well as product and refinery margin swaps. Binding internal directives define our Group companies' range of action, responsibilities and controls. Accordingly, as a rule, derivative financial instruments may not be used for speculative purposes; they only serve to hedge risks arising from operative business.

Foreign-currency risks arising from foreign investments are hedged with derivative as well as non-derivative financial instruments.

Within the framework of RWE Trading's operative activity, derivative financial instruments are also used for trading purposes. All trading carried out in physical and derivative form is subject to a limit that is monitored independently on a daily basis. Binding internal directives define the range of action, responsibilities and controls allowable when trading with derivatives.

As of December 31, 2001, derivative financial instruments have a maximum term of 10 years and are held to hedge the interest rate, currency and margin risks of future transactions.

We use the value-at-risk method to quantify the market and currency risk for financial instruments in line with the international banking standard. The maximum expected loss arising from changes in market prices is calculated and continuously monitored on the basis of historical market price fluctuations, a confidence level of 99% and a time horizon of one day.

When interpreting the positive and negative market values of derivative financial instruments, it must be taken into account that they are matched by offsetting underlying transactions. All derivative financial instruments are accounted for as assets or liabilities. All derivative financial instruments are stated at fair value regardless of their purpose. Fair values of securities are derived from their stock-market quotations or are determined on the basis of generally accepted valuation methods.

The nominal volume of the hedging transactions outlined below is specified without being offset. It represents the total of all purchase and sale amounts on which the transactions are based. The level of the nominal volume enables estimates regarding the scope of the use of derivatives, but does not reflect the risk the Group is exposed to from the use of derivatives.

Currency risks may exist for financial assets and liabilities in foreign currency. Such risks are counteracted by derivative financial instruments.

The following foreign exchange hedging instruments were used:

Foreign exchange hedging	Nominal volume		Remaining term > 1 year		Market value		Value at risk
in € million	**12/31/01**	06/30/01	**12/31/01**	06/30/01	**12/31/01**	06/30/01	**12/31/01**
Foreign exchange forwards	**4,252**	2,445	**276**	309	**27.4**	- 91.4	**40.9**
Foreign exchange options	**5,695**	5,733	**4,570**	5,046	**- 59.6**	- 133.7	**39.6**
Other foreign exchange hedging instruments	**7,384**	5,873	**6,220**	5,873	**- 84.2**	- 109.4	**81.1**
	17,331	14,051	**11,066**	11,228	**- 116.4**	- 334.5	**145.1**

Interest-rate risks exist mainly for long-term items.

Interest rate hedging	Nominal volume		Remaining term > 1 year		Market value		Value at risk
in € million	**12/31/01**	06/30/01	**12/31/01**	06/30/01	**12/31/01**	06/30/01	**12/31/01**
Interest rate options	**123**	118	**123**	118	**5.5**	5.5	**0.4**
Interest rate swaps	**1,741**	1,285	**1,264**	1,285	**- 62.0**	- 21.1	**8.8**
	1,864	1,403	**1,387**	1,403	**- 56.5**	- 15.6	**8.6**

Derivative transactions are concluded to hedge prices and margins in the Electricity Business Area and in the financial investment RWE-DEA Downstream.

Price and margin hedging	Nominal volume		Remaining term > 1 year		Market value	
in € million	**12/31/01**	06/30/01	**12/31/01**	06/30/01	**12/31/01**	06/30/01
Options	**4,253**	2,167	**1,508**	543	**5.8**	8.6
Swaps	**2,155**	1,798	**291**	1,569	**43.4**	- 8.0
Commodity futures	**1,352**	476	**1**	5	**4.0**	- 0.6
	7,760	4,441	**1,800**	2,117	**53.2**	-

Derivatives are exposed to default risks equivalent to their positive market value. These risks are minimized by the high demands on our counterparties' creditworthiness. Default risk exposure was negligible in the truncated fiscal year under review and in the previous financial year. Market risks which result from the fact that the value of a financial instrument changes due to market fluctuations are not relevant either for assessing the Group's net worth or financial or earnings position due to the type and scope of the transactions included.

(24) Contingent liabilities and financial obligations

in € millon	12/31/2001	06/30/2001
Contingent liabilities resulting from the issue and endorsement of bills	**3**	2
Contingent liabilities resulting from bill, check and other guarantees	**758**	829
Contingent liabilities resulting from warranty agreements	**220**	155
Contingent liabilities resulting from the granting of collateral for liabilities of third parties	**210**	129
	1,191	1,115

Investment contracts placed have led to order commitments in the Group of €527 million (previous year: €576 million). Moreover, assurances as regards acquisitions of investments existed in the amount of €9,752 million (previous year: €527 million) as of December 31, 2001. Assurances regarding the acquisition of investments principally comprise a takeover bid for US-based water utility American Water Works Company Inc. and a 97% stake in the Czech gas utility Transgas as well as shareholdings of between approx. 46% and 58% in eight Czech regional gas utilities.

Obligations arising from operating lease agreements principally relate to long-term leasehold agreements for power generation and supply facilities as well as rental and lease obligations for storage and administration buildings.

Minimum lease payments are due as follows:

in € million	Operate leasing Nominal value
Due within 1 year	198
Due within 1 – 5 years	622
Due after 5 years	463
	1,283

Payment obligations for financial assets amounted to €99 million (previous year: €58 million). Co-liability for third-party payment obligations under Sec. 24 of the German Limited Liability Companies Act totaled €14 million (previous year: €15 million).

Long-term purchase and service agreements for uranium, conversion, enrichment, production and waste management exist in the Electricity Business Area. At RWE-DEA Downstream, long-term commitments result from wage processing agreements. We bear customary commercial liability for long-term contracts in the plant construction business.

In the context of the debate about the tax recognition of certain elements of nuclear waste management obligations under public law, the tax authorities of the State of North Rhine-Westphalia have disputed some partial amounts regarding the operating and financing costs of final repositories. Relevant taxes will not be levied until the fiscal courts reach a decision in the representative proceedings, which are either pending or have been agreed throughout the industry.

We shoulder the legal and contractual liability from our membership in various joint ownerships which exist in connection with power plant projects, profit and loss transfer agreements and for the provision of liability cover for nuclear risks, among others.

By entering into the solidarity agreement, RWE AG and the German nuclear power plant operators' other parent companies have committed themselves to endow the nuclear power plant operators that would be liable in the event of damages caused by nuclear accidents with funds sufficient to fulfill the coverage provision in the amount of €2,244.4 million in order to enable them to meet their payment obligations.

Contractually, RWE AG is responsible for covering 28.938% of the total liability plus 5% for damage settlement costs. The solidarity agreement is expected to come into effect in the spring of 2002 with the enactment of the German Nuclear Energy Act (AtG) and of the directive governing the coverage provision as defined under the German Nuclear Energy Act (AtDeckV).

RWE Group companies are involved in court cases connected with their operations. However, RWE is not expecting any major negative repercussions from these court cases on the RWE Group's economic or financial position. Additionally, RWE Group companies in the Electricity and Gas Business Areas are directly involved in various administrative and regulatory procedures (including authorization procedures) or are directly affected by the results of the above.

(25) Segment reporting

In the RWE Group, segments are distinguished on the basis of the services provided by the Group's business areas. The segmentation of business areas and geographical regions is based on the internal reporting system.

The core business area Electricity comprises the entire value creation chain, from power generation and the grid to sales and trading. The core business area Electricity also includes the activities of RWE Solutions and RWE Systems and will also include the Harpen Group, which specializes in regenerative and decentralized power generation, from January 1, 2002 onwards.

The core business area Gas comprises the midstream and downstream gas operations of RWE Gas as well as RWE-DEA's upstream business.

The core business area Water controls the Group's full range of water operations via Thames Water Plc.

The core business area Environmental Services is headed up by RWE Umwelt AG and provides a wide range of services in the field of waste management.

RWE-DEA Downstream is a non-core financial holding that is managed by DEA Mineraloel GmbH, a wholly-owned subsidiary of RWE-DEA AG.

We own a 56.16% stake in the none-core financial holding Heidelberger Druckmaschinen.

Our interest in the none-core financial holding HOCHTIEF amounts to 62.38%.

Consolidation effects, the holding company and other activities not allocable to the business areas presented separately are disclosed under "Other/Holding/Consolidation." The Corporate Services Division will be transferred out of the Electricity Business Area and stated under this item from January 1, 2002 onwards.

Segment reporting

	Core business							
	Electricity		Gas		Water		Environmental Services	
in € million	**2001 TFY**	2000/01	**2001 TFY**	2000/01	**2001 TFY**	2000/01	**2001 TFY**	2000/01
External net sales	**10,904**	19,748	**1,647**	3,603	**1,394**	1,690	**1,068**	2,045
Internal net sales	**1,959**	2,396	**351**	729			**22**	24
Total net sales	**12,863**	22,144	**1,998**	4,332	**1,394**	1,690	**1,090**	2,069
Operating result	**960**	1,730	**258**	732	**415**	563	**89**	135
Result from investments in equity companies	**11**	172	**– 8**	50	**– 14**	– 5	**2**	10
Scheduled Depreciation and amortization	**789**	1,781	**154**	346	**352**	398	**101**	205
Other major non-cash expenses	**1,982**	3,724	**131**	184	**179**	301	**170**	279
EBITDA	**1,732**	3,254	**395**	868	**670**	821	**176**	309
Operating assets (as per the value management concept)	**15,833**	15,837	**3,251**	3,252	**12,784**	12,856	**1,396**	1,348
Gross assets (as per the balance sheet)	**48,361**	45,936	**6,327**	6,309	**18,328**	18,281	**2,444**	2,261
Gross debt (as per the balance sheet)	**42,205**	40,161	**3,647**	3,607	**11,012**	10,702	**2,134**	1,929
Carrying values of shares held in equity companies	**2,285**	1,792	**541**	564	**231**	320	**107**	93
Capital expenditure on intangible assets and property, plant and equipment	**911**	1,652	**198**	332	**451**	508	**130**	209

	Germany		Rest of Europe		America		Asia	
in € million	**2001 TFY**	2000/01	**2001 TFY**	2000/01	**2001 TFY**	2000/01	**2001 TFY**	2000/01
External net sales	**19,381**	39,070	**5,224**	8,095	**6,067**	12,247	**1,379**	2,198
Gross assets (as per the balance sheet)	**54,418**	53,130	**20,717**	20,220	**13,222**	11,157	**1,781**	1,633
Capital expenditure on intangible assets and property, plant and equipment	**1,215**	2,084	**649**	769	**301**	497	**6**	30

			Non-core business							
	RWE-DEA Downstream		Heidelberger Druckmaschinen		HOCHTIEF		Other/Holding/ Consolidation		Group	
	2001 TFY	2000/01	2001 TFY	2000/01	2001 TFY	2000/01	2001 TFY	2000/01	2001 TFY	2000/01
	8,414	17,259	3,573	5,303	6,176	11,027	125	2,203	33,301	62,878
	24	293			8	28	4	10	2,368	3,480
	8,438	17,552	3,573	5,303	6,184	11,055	129	2,213	35,669	66,358
	202	429	146	510	122	97	- 163	- 243	2,029	3,953
	8	13	- 23	- 10	9	79	- 8	258	- 23	567
	73	146	159	222	130	187	21	46	1,779	3,331
	127	133	358	543	276	405	830	1,454	4,053	7,023
	271	558	306	711	237	165	- 150	- 111	3,637	6,575
	1,030	807	3,180	2,906	1,140	1,288	- 754	- 537	37,860	37,757
	2,792	3,142	6,082	5,779	7,883	7,333	- 768	- 1,615	91,449	87,426
	2,250	2,723	3,475	3,069	5,830	5,447	9,767	8,945	80,320	76,583
	158	152	189	149	719	638	384	1,255	4,614	4,963
	55	132	162	237	300	281	88	167	2,295	3,518

	Australia		Africa		Total	
	2001 TFY	2000/01	2001 TFY	2000/01	2001 TFY	2000/01
	1,058	1,010	192	258	33,301	62,878
	1,272	1,260	39	26	91,449	87,426
	124	137	0	1	2,295	3,518

Notes on segment data

- Internal net sales reflect the level of sales between Group enterprises. They are invoiced under the same conditions as for third parties. Total net sales by business area are the sum of total external and internal net sales.
- Depreciation and amortization concern fixed assets, without securities or other loans.
- The delimitation of operating assets is derived from the value management concept. These figures are compatible with the operating result, which is also used for control purposes within the Group (cf. page 133). In addition to operating assets, the balance sheet items' consolidated values for gross assets and liabilities are also disclosed for core business areas and non-core businesses.
- Capital expenditure covers intangible assets and property, plant and equipment.
- Results from investments in equity companies cover earnings and expenses from profit and loss transfer agreements, investments and goodwill amortization.

Consolidated operating results

in € million	2001 TFY	2000/01
Result from operating activities	**1,752**	3,161
+ Result from investments	**312**	638
– Non-operating result	**– 52**	112
+ Interest credit on prepayments received	**17**	42
Operating result	**2,029**	3,953

The reconciliation addresses the following points:

- The result from investments includes all costs and income that have arisen in connection with operating investments. Therefore, the result from investments constitutes an integral part of the Group's operating activity.
- Income and costs that are unusual from an economic perspective, or are the result of exceptional events, prejudice the assessment of operating activities. They are reclassified as part of the non-operating result, which is a separate part of the value management concept. Furthermore, the non-operating result contains goodwill amortization from capital consolidation. The non-operating result also contains the release of negative goodwill.
- Prepayments received for long-term production contracts at our financial investment HOCHTIEF are not to be assigned to financing activities from a commercial perspective, but are instead induced by operations. HOCHTIEF's operating result has therefore been adjusted by way of an interest credit on received prepayments.

In the truncated financial year under review, the consolidated profit from operating activities and the results from investments were adjusted by the non-operating result of €52 million (previous year: € -112 million).

Goodwill amortization from capital consolidation shown in the non-operating result in line with international practice amounted to €238 million (previous year: €374 million).

Capital gains in the truncated fiscal year under review amounted to €401 million and principally relate to the divestment of LAUBAG. In the previous year, the sale of the chemicals unit, MAQUET and of real estate not required for operations led to proceeds of €364 million.

(26) Information on the Cash Flow Statement

The Cash Flow Statement classifies cash flows according to operating, investing and financing activities. Effects of changes in the scope of consolidation are eliminated; their influence on cash and cash equivalents is shown separately, as is the influence of exchange rate changes.

Net cash from operating activities of €1,021 million (previous year: €3,814 million) slightly exceeded net cash used in investing and financing activities of €-1,010 million (previous year: €-5,118 million).

Net cash from operating activities includes, inter alia:

- Interest income of €640 million (previous year: €733 million) and interest expenses of €809 million (previous year: €1,196 million).
- Taxes on income paid in the amount of €867 million (previous year: €1,129 million); €291 million (previous year: €207 million) in income taxes were refunded.
- After the deduction of non-cash items from equity accounting, the results of investments received (dividends) amounted to €341 million (previous year: €361 million).

In the truncated financial year under review, because of the transition of the reporting period, no dividends were paid to RWE shareholders (previous year: €1,078 million). €236 million (previous year: €281 million) in dividends were paid to minorities. The €6,956 million in new financial debt (previous year: €10,674 million) are contrasted by €3,615 million in repayments (previous year: €4,873 million).

There are no restraints on the disposal of cash and cash equivalents.

The table below shows the Group's financial assets.

in € million	**12/31/2001**	06/30/2001
Cash and cash equivalents	**3,842**	3,052
Current securities	**10,611**	3,237
Long-term securities and other loans	**1,768**	8,040
Other financial assets	**1,906**	1,657
Financial assets	**18,127**	15,986
Financial liabilities	**19,253**	15,851
Net financial assets	**- 1,126**	135

Other financial assets primarily relate to financial liabilities and components of other assets. Net financial assets consist of financial assets net of financial liabilities.

(27) Relations to affiliated companies and persons

Within the scope of its ordinary business activities, RWE also maintains relationships to companies in which RWE holds a stake. An affiliated enterprise of special importance is RAG, in which RWE AG holds a 30.2% interest. In the financial year under review, the RWE Group mainly purchased hard coal products from RAG under conditions prevailing on the market.

The RWE Group holds interests in several municipal utilities. The municipal utilities and the RWE Group have various business relationships (including power supply agreements) under conditions prevailing on the market.

Allianz AG is a material shareholder in RWE AG and grants all of the RWE Group's principal industrial operations insurance coverage under conditions prevailing on the market.

RWE AG Supervisory Board and Executive Board members sit on the Supervisory Boards and Executive Boards of other companies with which RWE maintains ordinary business relationships.

RWE AG also grants lines of credit to enterprises in which the RWE Group holds stakes under conditions that are customary on the market.

(28) Information regarding licenses

A number of licenses exist between RWE Group companies and local authorities. It is above all through the licensing agreements struck by RWE Net AG, RWE Plus AG subsidiaries and Thames Water that commitments have arisen. These commitments usually consist of the obligation to operate the respective supply network and ensure that it is maintained.

Power licensing agreements include provisions governing the usage of public roadways, paths and squares for the laying and operation of lines as well as for electric power supply facilities.

These power licensing agreements have a limited term of 20 years.

Licenses in the Water Business Area have terms of 5 to 40 years.

In the event that a follow-up contract is not concluded, the succeeding power utility or municipality must be handed over the distribution facilities required to ensure that the public at large receives the utility services for a fee.

Other disclosures

Information on the members of the Executive Board and Supervisory Board pursuant to Section 285, No. 10 of the German Commercial Code is provided on pages 134 to 137.

Provided that the Shareholder and Annual General Meetings pass the proposed disbursements, the remuneration paid to members of the Executive Board for the 2001 truncated financial year will be as follows: €3,049,133.94 (previous year: €9,310,485.42), of which €999,246.18 (previous year: €2,328,620.08) come from subsidiaries, and the remuneration paid to the members of the Supervisory Board will be as follows: €752,456.55 (previous year: €1,372,110.31), of which €127,720.55 (previous year: €189,155.57) come from subsidiaries. As of the balance-sheet date, under RWE AG's stock option program, current and former Executive Board members held non-transferable stock options on 1,240,000 and 140,000 common shares of RWE AG, respectively (previous year: 760,000 and 140,000, respectively), of which 180,000 and 60,000 are from subsidiaries (previous year: 120,000 and 60,000, respectively). Details on the stock option program can be found under the section on equity (cf. pages 109 to 111).

Former members of the Executive Board and their surviving dependants received €3.815,391.08 (previous year: €7,821,965.46), of which €911,801.82 (previous year: €1,798,843.96) come from subsidiaries. €81,264,572.02 (previous year: €82,437,792.13) have been put aside for pension liabilities to former members of the Executive Board and their surviving dependants, of which €19,638,105.00 (previous year: €19,922,604.21) were set aside at subsidiaries.

The Economic Advisory Board was paid €471,312.04 (previous year: €749,021.30), of which €75,895.37 (previous year: €194,961.83) came from subsidiaries.

Events occurring after the balance-sheet date

Events that occurred after the balance-sheet date are reported on pages 42 and 43.

This report contains individual forward-looking statements concerning the further course of business such as forecasts on the development of the economic and political environment as well as on our own business. These statements are based on carefully made assumptions on our part. However, due to remaining risks and uncertainties, we cannot guarantee that they will turn out to be correct in part or in their entirety.

Report of independent auditors

We have audited the Consolidated Financial Statements of RWE AG for the truncated financial year from July 1 to December 31, 2001, consisting of the Income Statement, the Balance Sheet, the Cash Flow Statement, the Statement of Changes in Equity and the Notes. The Company's Executive Board is responsible for the preparation and contents of the Consolidated Financial Statements in accordance with International Accounting Standards (IAS). Our responsibility lies in performing an audit of the Consolidated Financial Statements and assessing whether they comply with IAS based thereon.

We have audited the Consolidated Financial Statements in accordance with German auditing regulations, taking account of the German principles of professional auditing laid down by the German Institute of Auditors (IDW) as well as the International Standards on Auditing (ISA). These standards require that we plan and perform the audit so as to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. In the course of the audit, evidence of the amounts and disclosures in the Consolidated Financial Statements is examined on the basis of random samples. It also entails examining applied accounting methods as well as material estimates made by the Executive Board and stating an opinion on the overall statement of the Consolidated Financial Statements. We believe that our audit provides a reasonable basis for stating our audit opinion.

In our opinion, based on our audit, the Consolidated Financial Statements, which have been prepared in compliance with IAS, present a true and fair view of the financial position and performance ot the Group as well as of the cash flows in the truncated fiscal year.

Our audit, which, in compliance with German auditing regulations also examined the Consolidated Review of Operations for the truncated fiscal year from July 1 to December 31, 2001, which was prepared by the Executive Board, did not result in any reservations. Overall, the Consolidated Review of Operations presents a true and fair view of the Group's status as well as of the risks associated with future developments. Additionally, we confirm that the Consolidated Financial Statements and the Consolidated Review of Operations for the truncated financial year from July 1 to December 31, 2001 meet the conditions for RWE's exemption from preparing consolidated financial statements and a consolidated review of operations under German law.

Essen, March 12, 2002

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
(Certified Public Accountants)

P. Albrecht	Dr. N. Schwieters
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Certified Public Accountant)	(German Certified Public Accountant)

As of December 31, 2001

I. Affiliates	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year € '000	Net profit/ loss of the last fiscal year € '000	Net sales 2001 TFY in € million	Employees[4] 2001 TFY annual average
RWE Aktiengesellschaft, Essen		3,904,491	812,100	-	327
Energy					
RWE Power Aktiengesellschaft, Essen[3]	100	1,006,395	–[1]	1,719	2,558
RWE Rheinbraun Aktiengesellschaft, Cologne[3]	100	1,111,080	–[1]	849	12,386
RWE Trading GmbH, Essen[3]	100	51,100	–[1]	4,094	136
RWE Net Aktiengesellschaft, Dortmund[3]	100	960,129	–[1]	1,839	5,834
RWE Plus Aktiengesellschaft, Essen[3]	100	510,873	–[1]	2,751	2,288
RWE Solutions Aktiengesellschaft, Frankfurt/Main[3]	100	185,695	–[1]	584	1,880
RWE Systems Aktiengesellschaft, Dortmund[3]	100	150,507	–[1]	646	1,905
Budapesti Elektromos Müvek Rt. (ELMÜ), Budapest/Hungary	55	284,542	32,353	295	2,469
CONSOL Energy Inc., Wilmington/Delaware/USA; CONSOL Energy Group[2][3] with 53 subsidiaries in the USA, Belgium, Canada and Australia	72	308,135	1,181	1,171	7,606
Emscher Lippe Energie GmbH, Gelsenkirchen[3]	79	75,880	6,334	170	713
envia Energie Sachsen Brandenburg AG, Chemnitz[3]	64	639,851	55,418	600	2,787
Észak-magyarországi Áramszolgáltató Rt. (ÉMÁSZ), Miskolc/Hungary	54	125,535	11,577	140	1,790
EWV Energie- und Wasser-Versorgung GmbH, Stolberg[3]	54	39,912	12,138	113	581
Kernkraftwerke Gundremmingen Betriebsgesellschaft mbH, Gundremmingen[3]	75	1,229	15	74	705
Kernkraftwerke Lippe-Ems GmbH, Lingen (Ems)[3]	88	465,545	–[1]	251	280
Koblenzer Elektrizitätswerk und Verkehrs-AG, Koblenz	58	84,993	20,055	100	592
Lechwerke Aktiengesellschaft, Augsburg	90	203,454	43,585	348	1,284
Mátrai Erömü Rt. (MÁTRA), Visonta/Hungary	51	176,343	34,977	106	3,313
Mitteldeutsche Energieversorgung Aktiengesellschaft, Halle (Saale)[3]	53	251,098	13,500	279	880
RBB Vermögensverwaltungs GmbH, Cologne[3]	100	57,055	3,460	1	-
Rheinbraun Engineering und Wasser GmbH, Cologne[3]	100	13,224	1,217	5	3
RV Rheinbraun Handel und Dienstleistungen GmbH, Cologne[3]	100	76,694	–[1]	1	6
RWE NUKEM GmbH, Alzenau[3]	100	26,229	1,960	83	146
RWE Piller GmbH, Osterode am Harz[3]	100	23,432	4,626	55	577
SAG Netz- und Energietechnik GmbH, Langen[3]	100	26,651	4,751	95	1,565
Société Luxembourgeoise de Centrales Nucléaires S.A., Luxembourg/Luxembourg	100	18,768	362	1	-
SSM Coal B.V., Rotterdam/Netherlands SSM Coal Group[2] with 26 subsidiaries in Europe, Australia and the USA	100	17,501	5,388	399	156
Starkstrom-Gerätebau GmbH, Regensburg[3]	100	11,124	1,707	40	385
Süwag Energie AG, Frankfurt/Main[3]	78	230,189	14,880	428	1,660
Turbogás-Produtora Energética, S.A., Lisbon/Portugal	75	- 32,516	- 31,672	169	8

1) Profit and loss transfer agreement.
2) Data from the company's consolidated financial statements.
3) Truncated fiscal year.
4) In full time equivalents (FTEs) corresponding to the percentage of full-time employment concerned.

I. Affiliates

	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year € '000	Net profit/ loss of the last fiscal year € '000	Net sales 2001 TFY in € million	Employees[4] 2001 TFY annual average
Gas					
RWE Gas Aktiengesellschaft, Dortmund	80	502,490	134,450	888	880
RWE-DEA Aktiengesellschaft für Mineraloel und Chemie, Hamburg[3]	99	1,323,905	-[1]	563	896
MITGAS Mitteldeutsche Gasversorgung GmbH, Halle	60	92,389	20,985	228	382
rhenag Rheinische Energie AG, Cologne[3]	56	130,248	16,046	88	406
Water					
Thames Water Plc, London/UK[2]	100	4,007,237	179,020	1,368	11,472
RWE Aqua GmbH, Berlin[3]	100	233,106	3,398	3	148
Environmental Services					
RWE Umwelt Aktiengesellschaft, Essen[3]	100	528,853	-[1]	-	165
Trienekens Aktiengesellschaft, Viersen[3]	50	209,725	13,043	283	2,147
RWE-DEA Downstream					
DEA Mineraloel GmbH, Hamburg	100	325,042	-[1]	7,971	2,293
DEA Mineraloel & Service GmbH, Hamburg	100	12,076	-[1]	2,744	703
Printing Systems					
Heidelberger Druckmaschinen AG, Heidelberg	56	1,958,540	257,883	1,813	11,596
Heidelberger Druckmaschinen Vertrieb Deutschland GmbH, Heidelberg	100	40,113	-[1]	476	1,195
Heidelberg USA, Inc., Kennesaw/Georgia/USA[2]	100	273,686	7,477	453	1,393
Heidelberg Web Systems, Inc., Dover/New Hampshire/USA[2]	100	136,517	- 19,013	250	1,400
Construction and Civil Engineering					
HOCHTIEF Aktiengesellschaft, Essen	62	1,213,766	- 41,434	32	418
HOCHTIEF AirPort GmbH, Essen	100	135,000	-[1]	-	56
HOCHTIEF Construction AG, Essen	100	200,047	-[1]	887	8,046
Leighton Holdings Limited, Sydney/Australia; Leighton Group[2] with 117 subsidiaries in Asia, Australia and America	50	428,405	91,189	1,360	12,826
The Turner Corporation, Dallas/USA; Turner Group[2] with 43 subsidiaries in the USA, Brazil, the United Kingdom and Singapore	100	412,757	38,471	3,423	4,552
Other subsidiaries					
Harpen Aktiengesellschaft, Dortmund	94	203,471	16,588	19	125
RWE Finance B.V., Amsterdam/Netherlands	100	4,470	2,470	-	-

1) Profit and loss transfer agreement.
2) Data from the company's consolidated financial statements.
3) Truncated fiscal year.
4) In full time equivalents (FTEs) corresponding to the percentage of full-time employment concerned.

II. Associates accounted for using the equity method	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year € '000	Net profit/ loss of the last fiscal year € '000
Energy			
Kärntner Energieholding Beteiligungs GmbH, Klagenfurt/Austria[2]	49	168,484	81,675
Motor-Columbus AG, Baden/Switzerland[2]	20	359,724	37,276
Niederrheinische Versorgung und Verkehr AG, Mönchengladbach[2]	50	394,392	28,988
Stadtwerke Duisburg AG, Duisburg	20	116,658	17,424
TCP Petcoke Corporation, Dover/Delaware/USA	50	4,745	10,871
Gas			
Nafta a.s., Trnava/Slovak Republic[2]	40	87,019	- 854
Stadtwerke Essen AG, Essen	29	122,902	9,448
Thyssengas GmbH, Duisburg	75	123,195	20,298
TIGÁZ Tiszántúli Gázszolgáltató Rt., Hajdúszoboszló/Hungary	44	142,182	17,610
Water			
RWE/VIVENDI Berlinwasser Beteiligungs AG, Berlin	50	334,611	- 65,499
Environmental Services			
AVE Beteiligungsgesellschaft mbH, Hörsching/Austria	50	53,346	2,216
RWE-DEA Downstream			
FUCHS DEA Schmierstoffe GmbH & Co. KG, Mannheim	50	42,065	5,996
Oberrheinische Mineralölwerke GmbH, Karlsruhe	42	53,111	3,523
PCK Raffinerie GmbH, Schwedt/Oder	38	465,170	1,198
Construction and Civil Engineering			
AECON Group Inc., Toronto/Canada	49	61,870	7,679
Athens International Airport S.A., Spata/Greece	40	300,000	-
Ballast Nedam N.V., Amstelveen/Netherlands[2]	48	275,981	22,424
Flughafen Düsseldorf GmbH, Düsseldorf	50	52,356	26,792
Flughafen Hamburg GmbH, Hamburg	36	85,858	22,098
KITCHELL CORPORATION, Phoenix/Arizona/USA[2]	33	67,265	9,194
Others/Holding			
RAG Aktiengesellschaft, Essen[2]	30	2,313,000	169,900

2) Data from the company's consolidated financial statements.

RWE's value management

Capital costs for the RWE Group	
Risk-free interest rate	5.5%
Market premium	5.0%
Beta factor	0.8
Equity capital costs after taxes	9.5%
Outside capital costs before taxes	6.0%
Tax shield	- 1.9%
Tax rate for outside capital	32%
Outside capital costs after taxes	4.1%
Proportion of equity capital	40%
Proportion of outside capital	60%
Capital costs after taxes	**6.2%**
Tax rate for blanket conversion	35%
Capital costs before taxes	**9.5%**

RWE Group: Determining the ROCE		2001 TFY[1]
Operating result	€ million	2,029
+ Interest from sales financing	€ million	77
Operating result (for ROCE calculation)	€ million	2,106
Intangible assets/property, plant and equipment		40,441
+ Investments including loans[2]	€ million	6,245
+ Accumulated goodwill writedowns	€ million	654
+ Inventories	€ million	3,424
+ Trade receivables	€ million	9,347
+ Other assets[3] incl. prepaid expenses	€ million	4,457
– non-interest-bearing provisions[4]	€ million	9,973
– non-interest-bearing liabilities[5]	€ million	16,735
Operating assets	€ million	37,860
ROCE[6]	%	11.1
Relative value created	%	1.6
Absolute value created[7]	€ million	307

1) Balance sheet items each with average figures for December 31, 2001/June 30, 2001.
2) Excluding cancellation of IAS market value adjustments amounting to €240 million; without long-term securities and without other loans.
3) Excluding reclassifications into financial assets of €1,100 million.
4) The figure includes tax provisions and other provisions (excluding provisions with long-term character amounting to €3,663 million).
5) The figure includes trade liabilities, other liabilities, deferred income, prepayments received, bills payable, and deferred tax liabilities from the Water Business Area amounting to €2,166 million.
6) Operating results adjusted for whole-year figure.
7) Absolute value created shown at half-value to correspond with the truncated fiscal year.

Supervisory Board

Dr. h.c. Friedel Neuber
Duisburg
– since January 5, 2001 –
Chairman since January 19, 2001
▫ Babcock Borsig AG (Chairman)
▫ Deutsche Bahn AG
▫ Hapag-Lloyd AG
▫ PREUSSAG AG (Chairman)
▫ ThyssenKrupp AG
▫ Landwirtschaftliche Rentenbank
▫ Österreichische Kontrollbank AG

Frank Bsirske*)
Hanover
– since January 9, 2001 –
Deputy Chairman
since November 22, 2001
Chairman of ver.di Vereinte Dienstleistungs-gewerkschaft e. V.
▫ Deutsche Lufthansa AG

Erwin Winkel*)
Niederzier
Deputy Chairman
from January 19 to November 8, 2001
Power systems electronic engineer

Dr. Paul Achleitner
Munich
Chairman until January 5, 2001
Executive Vice-President of Allianz AG
▫ MAN AG
▫ Österreichische Industrieholding AG

Carl-Ludwig von Boehm-Bezing
Bad Soden
– since January 5, 2001 –
Former member of the Board of Management of Deutsche Bank AG
▫ RÜTGERS AG
▫ Steigenberger Hotels AG
▫ ThyssenKrupp AG
▫ AKA Ausfuhrkredit-Gesellschaft mbH (Chairman)
▫ FIAT S.p.A.

Burkhard Drescher
Oberhausen
– since January 5, 2001 –
Mayor of the City of Oberhausen
▫ Energieversorgung Oberhausen AG
▫ Stadtwerke Oberhausen AG (Chairman)
▫ Deutsche Städte-Medien GmbH
▫ Entwicklungsgesellschaft Neu-Oberhausen mbH – ENO – (Chairman)
▫ Landesgartenschau Oberhausen GmbH i. L. (Chairman)
▫ PBO Projektentwicklungs- und Beteiligungs-gesellschaft Oberhausen mbH (Chairman)
▫ Stadtsparkasse Oberhausen (Chairman)

Wilfried Eickenberg*)
Cologne
– since November 8, 2001 –
M.A. in engineering
▫ RWE Plus AG
▫ RWE Trading GmbH

Dr. Friedhelm Gieske
Essen
– since January 5, 2001 –
– until June 7, 2001 –
Former Chairman of the Executive Board of RWE AG
▫ MAN AG
▫ National-Bank AG

Erwin Hahn*)
Bettingen
– since January 9, 2001 –
– until May 22, 2001 –
Electrician

Johann Heiß*)
Landshut
– since January 9, 2001 –
– until November 8, 2001 –
Electrician
▫ RWE Solutions AG

*) Employee representative on the Supervisory Board.
▫) Member of other mandatory Supervisory Boards.
▫) Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

Ralf Hiltenkamp*)
Arnsberg
– since May 23, 2001 –
Mechanic
▫ RWE Umwelt AG

Heinz-Eberhard Holl
Osnabrück
Deputy Chairman until January 5, 2001
Chief Administrative Officer,
Osnabrück Rural District
▫ Georgsmarienhütte GmbH
▫ Georgsmarienhütte Holding GmbH
▫ Deutsches Institut für Lebensmitteltechnik e. V.
▫ FMO Flughafen Münster/Osnabrück GmbH International Airport
▫ Osnabrücker Land-Entwicklungsgesellschaft mbH (Chairman)

Berthold Huber*)
Stuttgart
– since January 9, 2001 –
Regional Manager of IG Metall trade union,
Baden-Württemberg Region
▫ Audi AG
▫ Heidelberger Druckmaschinen AG
▫ Saarstahl AG

Berthold Krell*)
Wenden-Hünsborn
– since January 9, 2001 –
Senior Fitter
▫ RWE Net AG

Dr. Gerhard Langemeyer
Dortmund
– since January 5, 2001 –
Mayor of the City of Dortmund
▫ Dortmunder Stadtwerke AG (Chairman)
▫ Dortmunder Energie und Wasser GmbH
▫ Klinikum Dortmund gGmbH (Chairman)
▫ Schüchtermann Schiller'sche Kliniken KG
▫ STEAG microParts GmbH

Josef Pitz*)
Angelbachtal
– since November 8, 2001 –
Design Engineer
▫ Heidelberger Druckmaschinen AG

Dr. Wolfgang Reiniger
Essen
– since January 5, 2001 –
Mayor of the City of Essen
▫ Deutsche Städte-Medien GmbH
▫ Entwicklungsgesellschaft Universitätsviertel Essen mbH (Chairman)
▫ Essener Wirtschaftsförderungsgesellschaft mbH (Chairman)
▫ Margarethe Krupp-Stiftung für Wohnungsfürsorge (Chairman)
▫ Messe Essen GmbH (Chairman)
▫ Sparkasse Essen (Chairman)

Günter Reppien*)
Lingen
– since January 9, 2001 –
Senior Workshop Foreman
▫ RWE Power AG
▫ Stadtwerke Lingen GmbH

Bernhard von Rothkirch*)
Frechen
– since January 9, 2001 –
Senior Engineer

Dr. Manfred Schneider
Leverkusen
– since January 5, 2001 –
President and CEO of Bayer AG
▫ Allianz AG
▫ DaimlerChrysler AG
▫ Linde AG
▫ Metro AG

*) Employee representative on the Supervisory Board.
▫) Member of other mandatory Supervisory Boards.
▫) Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

Ernst-W. Stuckert*)
Hamburg
- since January 9, 2001 -
- until November 8, 2001 -
Commercial Executive

Klaus-Dieter Südhofer*)
Recklinghausen
- since January 9, 2001 -
Trade Union Secretary
Deputy Chairman of IG Bergbau, Chemie, Energie
▫ BGAG Beteiligungsgesellschaft der Gewerkschaften AG
▫ BHW Holding AG
▫ Harpen AG
▫ RAG AG
▫ RAG Immobilien AG
▫ RWE-DEA AG für Mineraloel und Chemie
▫ RWE Rheinbraun AG

Dr. Alfons Friedrich Titzrath
Cologne
- since January 5, 2001 -
Member of the Supervisory Board of Dresdner Bank AG
▫ Allianz AG
▫ Celanese AG
▫ Deutsche Lufthansa AG
▫ Dresdner Bank AG
▫ Münchener Rückversicherungs-Gesellschaft AG
▫ VAW aluminium AG

Prof. Karel Van Miert
Beersel
- since June 7, 2001 -
President of Nyenrode University
▫ Agfa-Gevaert N. V.
▫ De Persgroup
▫ DHV Group
▫ Eli Lilly Holdings Ltd.
▫ Goldman Sachs Europe Limited
▫ Guidant Europe N. V.
▫ Koninklijke Philips Electronics N.V.
▫ Rabobank Nederland
▫ Wolters Kluwer N. V.

*) Employee representative on the Supervisory Board.
▫) Member of other mandatory Supervisory Boards.
▫) Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

Executive Board

Dr. Dietmar Kuhnt
Essen
President and CEO of RWE AG
▪ Allianz Versicherungs-AG
▪ Dresdner Bank AG
▪ Hapag-Lloyd AG
▪ Heidelberger Druckmaschinen AG (Chairman)
▪ HOCHTIEF AG (Chairman)
▪ mg technologies ag
▪ PREUSSAG AG
▪ RWE Plus AG (Chairman)
▪ RWE Power AG (Chairman)
▫ Thames Water Plc (Chairman)

Dr. Richard R. Klein
Essen
Executive Vice-President of RWE AG
▪ Harpen AG (Chairman)
▪ RWE Systems AG (Chairman)
▪ RWE Umwelt AG
▫ RWE Com Geschäftsführungs-GmbH (Chairman)
▫ Thames Water Plc

Dr. Gert Maichel
Dortmund
Executive Vice-President of RWE AG
▪ RAG AG
▪ RWE-DEA AG für Mineraloel und Chemie (Chairman)
▪ RWE Gas AG
▪ RWE Rheinbraun AG (Chairman)
▪ TÜV Rheinland Holding AG
▫ RWE Trading GmbH (Chairman)

Manfred Remmel
Essen
Executive Vice-President of RWE AG
▪ AXA Versicherung AG
▪ RWE Gas AG (Chairman)
▪ RWE Net AG (Chairman)
▪ RWE Plus AG
▪ RWE Solutions AG (Chairman)
▪ RWE Umwelt AG (Chairman)
▫ COMAU BV
▫ WISTA-Management GmbH

Dr. Klaus Sturany
Dortmund
Executive Vice-President of RWE AG
▪ Babcock Borsig AG
▪ Commerzbank AG
▪ Hannover Rückversicherungs-AG
▪ Heidelberger Druckmaschinen AG
▪ HOCHTIEF AG
▪ RAG AG
▪ RWE-DEA AG für Mineraloel und Chemie
▪ RWE Power AG
▪ RWE Solutions AG
▪ Shell & DEA Oil GmbH (Chairman)
▫ RWE Trading GmbH
▫ Thames Water Plc

Jan Zilius
Essen
Executive Vice-President of RWE AG
▪ Anhaltinische Braunkohlesanierungsgesellschaft mbH
▪ RWE Gas AG
▪ RWE Net AG
▪ RWE Rheinbraun AG
▪ RWE Systems AG

▪) Member of other mandatory Supervisory Boards.
▫) Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

Economic Advisory Board

Edmond Alphandéry
Paris
Président du Conseil de Surveillance de CNP

Dr. h.c. Manfred Bodin
Hanover
President and CEO of Norddeutsche Landesbank Girozentrale

Erwin Conradi
Baar
– until June 30, 2001 –
Managing Director of Beisheim Holding GmbH

Dr. Gerhard Cromme
Düsseldorf
Chairman of the Supervisory Board of ThyssenKrupp AG

Jürgen Dormann
Schiltigheim
President and CEO of Aventis

Dr. Michael Frenzel
Hanover
President and CEO of PREUSSAG AG

Prof. Dr. Dr. h.c. Joachim Funk
Düsseldorf

Dr. Jürgen Großmann
Georgsmarienhütte
Partner in Georgsmarienhütte GmbH

Helmut Haumann
Cologne
President and CEO of GEW Köln AG

Dr. Georg Holzhey
Augsburg
Managing Director of Haindl Papier GmbH

Dieter Kauffmann
Esslingen
Former President and CEO, Schutzgemeinschaft der Kleinaktionäre e. V.

Dr. Dr. E. h. Günther Klätte
Essen
– until June 30, 2001 –
Former Executive Vice-President of Rheinisch-Westfälisches Elektrizitätswerk AG

Dr. h. c. Martin Kohlhaussen
Frankfurt/Main
Chairman of the Supervisory Board of Commerzbank AG

Prof. Dr. E. h. Berthold Leibinger
Ditzingen
– until September 30, 2001 –
Managing partner, Trumpf GmbH & Co. KG

Prof. Dr. Hubert Markl
Munich
President of Max-Planck-Gesellschaft zur Förderung der Wissenschaften e. V.

Dr. Thomas Middelhoff
Gütersloh
– since February 1, 2002 –
President and CEO of Bertelsmann AG

Rafael Miranda
Madrid
Consejero Delegado del Grupo Endesa

Dr. Karl Josef Neukirchen
Frankfurt/Main
President and CEO of mg technologies ag

Dr. Udo Oels
Leverkusen
Executive Vice-President of Bayer AG

Alfred Freiherr von Oppenheim
Cologne
Chairman of the Supervisory Board of Sal. Oppenheim jr. & Cie. KGaA

Dr. Heinrich von Pierer
Munich
President and CEO of Siemens AG

Bernd Pischetsrieder
Wolfsburg
Executive Vice-President of Volkswagen AG

Dr. Wolfgang Röller
Neu-Isenburg
– until December 31, 2001 –
Honorary Chairman of the Supervisory Board of Dresdner Bank AG

Diethelm Sack
Frankfurt/Main
Executive Vice-President of Deutsche Bahn AG

Dr. Ernst Schadow
Frankfurt/Main
Executive Vice-President of Celanese AG

Prof. Dr. Dieter Schmitt
Essen
Faculty of Energy Management Chair, GH Essen University

Hans Peter Schreib
Düsseldorf
Attorney-at-Law, Executive Vice-President, Deutsche Schutzvereinigung für Wertpapierbesitz e. V.

Dr. Ron Sommer
Bonn
President and CEO of Deutsche Telekom AG

Karl Starzacher
Essen
President and CEO of RAG AG

Prof. Dr. Jürgen Strube
Ludwigshafen
President and CEO of BASF AG

Marcus Wallenberg
Stockholm
Executive Vice President, Investor AB

Marylin Ware
New Jersey
– since February 1, 2002 –
Chairperson of the Board of American Water Works Company, Inc.

Dr. E.h. Jürgen Weber
Frankfurt/Main
– since February 1, 2001 –
President and CEO of Deutsche Lufthansa AG

Prof. Dr. Carl Christian von Weizsäcker
Cologne
Director of the Energy Industry Institute at Cologne University

Wilhelm Werhahn
Neuss
Executive Vice-President of Wilh. Werhahn

Dr. Mark Wössner
Gütersloh
– until August 31, 2001 –
Former Chairman of the Supervisory Board of Bertelsmann AG

Dr. h.c. Wolfgang Ziemann
Essen
Former Executive Vice-President of RWE AG

Supervisory Board Committees

Executive Committee of the Supervisory Board

Dr. h.c. Friedel Neuber

Frank Bsirske

Dr. Paul Achleitner

Burkhard Drescher

Wilfried Eickenberg

Josef Pitz

Dr. Manfred Schneider

Erwin Winkel

Mediation Committee in accordance with Sec. 27 Para. 3 of the German Codetermination Act (MitbestG)

Dr. h.c. Friedel Neuber

Frank Bsirske

Berthold Krell

Dr. Manfred Schneider

Executive Board Human Resources Committee

Dr. h.c. Friedel Neuber

Dr. Paul Achleitner

Klaus-Dieter Südhofer

At equity valuation	Method of accounting for companies on which significant influence can be exerted (associated companies). Subsequent valuations take the change in an associated company's pure value into consideration on a prorated basis.
Cash Flow	Key figure for assessing an enterprise's financial position and profitability when analyzing the balance sheet, the company concerned, and its stock.
Comprehensive income	Other comprehensive income covers changes in equity resulting from the market valuation of financial instruments available for sale and derivatives in cash flow hedges. This item also subsumes the differences in currency translation not affecting profits.
Cross-selling	Sale of different products and services to a single customer. Cross-selling occurs, for example, if gas is additionally sold to a customer who previously only purchased electricity.
Downstream	In the petroleum business, the term "downstream" denotes the chain of activities that embraces the supply of crude oil to refineries, processing of the oil to obtain petroleum and petrochemical products, and sales of such products.
drupa	The world's biggest and most important trade fair for the graphic arts industry. drupa is held in Düsseldorf every four to five years.
EBITDA	Abbreviation for "Earnings Before Interest, Taxes, Depreciation and Amortization." EBITDA serves as an indicator of the cash flow generated by a company's operations.
Management audit	Designation for the systematic analysis and evaluation of the ability of senior managers in the company to cope with new challenges to their managerial skills.
Multi-utility	Designation for companies offering a variety of supply services from a single source. In the context of its multi-utility strategy, RWE is focusing on energy and environmental services. Its core activities are electricity, gas, water and wastewater, waste disposal and recycling, and associated energy-related services.
Performance	The return on investment on or the development of the value of a financial investment within a defined period.
Projected unit credit method	Provisions for pensions and similar obligations are calculated using the projected unit credit method (IAS 19). It pays due regard not only to the pensions and vested interests accrued as of the cut-off date, but also to anticipated increases in salaries and pensions.
Standing Interpretations Committee (SIC)	The SIC rules on controversial accounting issues. Its interpretations are approved by the board of the International Accounting Standards Committee (IASC) and, once adopted, are binding on all IAS users.
Upstream	In the petroleum industry, the term denotes exploration and production operations for crude oil and natural gas.
Actuarial profits and losses	The actuarial calculation of pension provisions is largely based on forecast parameters (such as the projected pattern of wages and pensions). Actuarial profits and losses arise if these assumptions are revised in the light of actual developments.
Wholesale	Trading in standardized products between the production stage and major end-users or redistributors. The wholesale market for electricity is restricted to supplies on the extra-high-voltage level.

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen
Germany

T 00 49(0)201/12-00
F 00 49(0)201/12-1 51 99
I contact@rwe.com

Investor Relations:
T 00 49(0)201/12-1 50 25
F 00 49(0)201/12-1 52 65
I invest@rwe.com

Corporate Communications:
T 00 49(0)201/12-1 52 50
F 00 49(0)201/12-1 50 94

Design	Landor Associates GmbH, Hamburg
Photos	RWE AG, Bernd Bodtländer
Typesetting and Lithography	type&picture GmbH, Hamburg
Printed by	DZS, Essen Printed on a Heidelberg Speedmaster
Production management	NETWØRK GmbH, Hamburg
Paper	Made from chlorine-free bleached pulp

Annual reports, interim reports and further information on RWE can be obtained on the internet at www.rwe.com or by calling our shareholder hotline:
T 0 18 01/40 50 60 (in Germany)
T 00 49/18 01/40 50 60 (from abroad, excluding USA)
T 011/49/18 01/40 50 60 (USA)

This annual report also appears in German.

1997/98	1996/97	1995/96	1994/95	1993/94	1992/93
37,524	36,883	33,457	32,510	28,505	27,147
13,150	12,905	13,354	13,576	10,840	10,694
1,032	863	680	535	514	361
14,154	14,201	12,360	12,151	11,633	10,680
5,873	4,377	3,729	3,271	3,164	2,862
3,179	3,953	3,037	2,956	2,337	2,534
136	584	297	21	17	16
2,581	1,732	1,627	1,528	1,024	1,033
1,415	1,124	799	740	570	536
998	666	612	555	471	450
4,702	4,834	4,446	4,419	4,142	3,757
3,244	5,086	3,672	3,469	3,564	2,816
3,356	3,073	2,901	3,174	2,381	2,135
145,467	136,115	132,658	134,497	116,187	113,225
6,612	6,629	6,597	6,459	5,621	5,412
24,292	22,541	20,973	18,026	15,498	14,470
20,323	18,696	17,770	19,428	16,711	15,856
3,885					
10,267	9,069	8,579	8,262	7,163	7,243
22,814	20,277	19,361	18,507	16,357	14,991
3,152	620	493	592	335	151
10,530	11,272	10,310	10,093	8,353	7,941
1,737					
48,500	41,237	38,743	37,454	32,209	30,326
1.80	1.64	1.51	1.37	1.16	1.23
8.47	8.70	8.02	8.23	7.83	7.81
14.5	15.9	12.0	12.1	10.0	10.7
8.9	6.1	6.5	6.4	5.1	5.1
21.2	22.0	22.1	22.1	22.2	23.9
149.2	132.9	135.6	139.0	139.1	138.8
1,420	1,420	1,417	1,373	1,352	1,334
562	455	425	384	379	349
511	455	425	384	379	296
0.92[5]	0.82	0.77	0.72	0.72[5]	0.61
1.31	1.17	1.09	1.02	1.02	0.87

Balance sheet press conference Analysts' conference Annual report for the 2001 truncated fiscal year	03/26/2002
Interim report for the first quarter of 2002	05/15/2002
Annual General Meeting	06/06/2002
Interim report for the first half of 2002 Analysts' conference Mid-year press conference	08/12/2002
Interim report for the first three quarters of 2002	11/13/2002

Ten-year overview

RWE Group[1]		2001 TFY	2000/01	1999/2000	1998/99
External net sales	€ million	**33,301**	62,878	47,918	38,415
Electricity (Energy until 99/00)[2]	€ million	**10,904**	19,748	13,536	13,674
Gas[2]	€ million	**1,646**	3,603		
Water	€ million	**1,394**	1,690		
Environmental Services	€ million	**1,068**	2,045	1,524	1,480
RWE-DEA Downstream (Petroleum and Chemicals until 99/00)	€ million	**8,414**	17,259	18,008	13,601
Heidelberger Druckmaschinen (Industrial Systems until 99/00)	€ million	**3,573**	5,303	6,841	6,058
HOCHTIEF	€ million	**6,176**	11,027	7,960	3,392
Others	€ million	**126**	2,203	49	210
Profit before tax	€ million	**1,143**	2,238	2,151	2,722
Profit after tax (net income)	€ million	**804**	1,760	1,556	1,545
Net profit (RWE's share of net income)	€ million	**621**	1,264	1,212	1,149
Cash flow/capital expenditure/ depreciation and amortization					
Cash flow	€ million	**2,364**	4,620	3,354	4,580
Capital expenditure incl. acquisitions	€ million	**3,706**	13,408	4,923	5,244
Depreciation, amortization and asset disposals	€ million	**3,144**	6,664	4,707	3,202
Work force/staff costs					
Work force (at end of fiscal year)	Number	**155,634**[3]	162,347[3]	152,132	154,223
Staff costs	€ million	**4,745**	8,768	7,940	7,120
Asset/capital structure					
Fixed assets	€ million	**49,182**	54,589	34,493	29,110
Current assets	€ million	**33,868**	24,781	23,615	20,292
Deferred tax assets	€ million	**8,399**	8,056	6,881	5,830
Balance sheet equity	€ million	**11,129**	10,843	9,557	10,024
Long-term provisions	€ million	**33,227**	32,642	29,371	27,053
Other long-term debt	€ million	**14,567**	12,622	3,235	3,761
Short-term provisions and debt	€ million	**26,320**	26,190	19,868	11,649
Deferred tax liabilities	€ million	**6,206**	5,129	2,958	2,745
Balance sheet total	€ million	**91,449**	87,426	64,989	55,232
Ratios					
Earnings per share	€	**1.10**	2.24	2.24	2.07
Cash flow per share	€	**4.20**	8.18	6.19	8.25
Return on equity	%	**7.30**	17.30	15.9	15.2
Return on sales	%	**6.40**	6.10	5.7	8.7
Capital-to-assets ratio	%	**12.2**	12.4	14.7	18.1
Equity-to-fixed assets ratio	%	**119.8**	102.8	122.2	140.3
RWE Aktiengesellschaft					
Subscribed capital	€ million	**1,459**	1,459	1,340	1,420
Net income	€ million	**812**	928	523[4]	1,020
Dividend payout	€ million	**562**	563	523	555
Dividend per share	€	**1.00**	1.00	1.00	1.00
Dividend incl. tax credit per share	€	**n.a.**	1.43	1.43	1.43

1) As of 1997/98, figures are disclosed on the basis of International Accounting Standards (IAS).
2) As of fiscal 2000/01: Electricity Business Area incl. Industrial Services (formerly TESSAG); as of fiscal 2000/01: new business area: Gas, incl. RWE-DEA Upstream.
3) As of fiscal 2000/01: full time equivalents.
4) Reduced by the payout on shares in the company's possession that do not carry dividend entitlements on the date of the resolution on appropriation of profits.
5) Including bonus.

One Group.
Multi Utilities.

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen
Germany

T + 49-201-12-00
F + 49-201-12-1 51 99
I www.rwe.com





